Exhibit 99.4

Management’s Discussion and Analysis (“MD&A”)
Fourth Quarter and Full Year 2022
Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 14, 2023, should be read in conjunction with our audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2022. Unless otherwise indicated, all amounts are presented in U.S. dollars.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 102.

Abbreviations

BAP	Biodiversity Action Plans
BLM	Bureau of Land Management
BNL	Barrick Niugini Limited
Boroo	Boroo Pte Ltd.
CDCs	Community Development Committees
CHUG	Cortez Hills Underground
Commencement Agreement	Detailed Porgera Project Commencement Agreement
E&S Committee	Environmental and Social Oversight Committee
E&E	Exploration and Evaluation
ENRE	Ente Nacional Regulador de Electricidad, Argentina’s national power regulator
ESG	Environmental, Social and Governance
ESG & Nominating Committee	Environmental, Social, Governance & Nominating Committee
ESIA	Environmental and Social Impact Assessment
FEIS	Final Environmental Impact Statement
GHG	Greenhouse Gas
GISTM	Global Industry Standard for Tailings Management
GoT	Government of Tanzania
i-80 Gold	i-80 Gold Corp.
ICMM	International Council on Mining and Metals
IFRS	International Financial Reporting Standards
IRC	Internal Revenue Commission
IRP	Incident Review Process

IRR	Internal Rate of Return
KCD	Karagba, Chauffeur and Durba
Kumul Minerals	Kumul Minerals Holdings Limited
LBMA	London Bullion Gold Association
LIBOR	London Interbank Offered Rate
LTI	Lost Time Injury
LTIFR	Lost Time Injury Frequency Rate
MRE	Mineral Resources Enga Limited
NOA	Notice of Availability
NGM	Nevada Gold Mines
OECD	Organisation for Economic Co-operation and Development
PNG	Papua New Guinea
Randgold	Randgold Resources
RC	Reverse Circulation
ROD	Record of Decision
Roundtable	Environmental, Social and Governance Raters Roundtable
SDG	Sustainable Development Goals
SML	Special Mining Lease
TCFD	Task Force for Climate-related Financial Disclosures
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings Storage Facilities
TW	True Width
WACC	Weighted Average Cost of Capital
WTI	West Texas Intermediate

BARRICK YEAR-END 2022	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “goal”, “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; projected capital estimates and anticipated permitting timelines related to the Goldrush Project, as well as opportunities for development in the Redhill mining zone during the permitting process; the planned updating of the historical Reko Diq feasibility study and targeted first production; our plans and expected completion and benefits of our growth projects, including the Goldrush Project, Pueblo Viejo plant expansion and mine life extension project, including approval of the final location of the additional TSF for Pueblo Viejo following submission of the ESIA in the Dominican Republic and changes to the estimated capital cost of that facility following the completion of pre-feasibility engineering, proposed Lumwana Super Pit Expansion, new mobile equipment fleet at Lumwana, and Veladero Phase 7 leach pad and power transmission line projects, solar power projects at NGM and Loulo-Gounkoto, the completion of final construction activities for the Turquoise Ridge Third Shaft, and the Jabal Sayid Lode 1 project; the potential development of a super pit at Lumwana; capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; the timeline for execution and effectiveness of definitive agreements to implement the binding Commencement Agreement between PNG and BNL and the timeline for resolution of outstanding tax audits with PNG’s IRC; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timeline to recommence operations; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets (including with respect to our Scope 3 emissions), TSF management, responsible water use, biodiversity and human rights initiatives; Barrick’s engagement with local communities to manage the Covid-19 pandemic; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a ROD for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study, approval of the final location of the additional TSF for Pueblo Viejo following submission of the ESIA in the Dominican Republic, and permitting activities required to optimize Long Canyon’s life of mine; non-renewal of key licenses by governmental authorities, including the new SML for Porgera; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and

BARRICK YEAR-END 2022	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of
Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2023 guidance may be impacted by the ongoing business and social disruption caused by the spread of Covid-19.
In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures in our MD&A:
■“adjusted net earnings”
■“free cash flow”
■“EBITDA”
■“adjusted EBITDA”
■“minesite sustaining capital expenditures”
■“project capital expenditures”
■“total cash costs per ounce”
■“C1 cash costs per pound”
■“all-in sustaining costs per ounce/pound”
■“all-in costs per ounce” and
■“realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Measures section of this MD&A on pages 71 to 89. Each non-GAAP financial measure has been annotated with a reference to an endnote on page 90. The non-GAAP financial measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BARRICK YEAR-END 2022	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

Index

5	Overview
	5	Our Vision
	5	Our Business
	5	Our Strategy
	6	Financial and Operating Highlights
	9	Key Business Developments
	12	Outlook for 2023
	16	Environmental, Social and Governance
	19	Market Overview
	20	Reserves and Resources
	22	Risks and Risk Management
	24	Production and Cost Summary
26	Operating Performance
	27	Nevada Gold Mines
		28	Carlin
		31	Cortez
		33	Turquoise Ridge
		35	Other Mines - Nevada Gold Mines
	36	Pueblo Viejo
	38	Loulo-Gounkoto
	40	Kibali
	42	Veladero
	44	North Mara
	46	Bulyanhulu
	48	Other Mines - Gold
	50	Other Mines - Copper
51	Growth Project Updates
53	Exploration and Mineral Resource Management

58	Review of Financial Results
	58	Revenue
	59	Production Costs
	60	Capital Expenditures
	61	General and Administrative Expenses
	61	Exploration, Evaluation and Project Costs
	62	Finance Costs, Net
	62	Additional Significant Statement of Income Items
	63	Income Tax Expense
65	Financial Condition Review
	65	Balance Sheet Review
	65	Shareholders’ Equity
	65	Financial Position and Liquidity
	66	Summary of Cash Inflow (Outflow)
	67	Summary of Financial Instruments
68	Commitments and Contingencies
69	Review of Quarterly Results
70	Internal Control Over Financial Reporting and Disclosure Controls and Procedures
70	IFRS Critical Accounting Policies and Accounting Estimates
71	Non-GAAP Financial Measures
90	Technical Information
90	Endnotes
102	Glossary of Technical Terms
103	Mineral Reserves and Mineral Resources Tables
#	Management’s Responsibility
#	Management’s Report on Internal Control Over Financial Reporting
#	Independent Auditor’s Report
#	Financial Statements
#	Notes to Consolidated Financial Statements

BARRICK YEAR-END 2022	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Overview

Our Vision
We strive to be the world’s most valued gold and copper mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners.

Our Business
Barrick is one of the world’s leading gold mining companies with annual gold production and gold reserves that are among the largest in the industry. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We hold ownership interests in thirteen producing gold mines, including six Tier One Gold Assets1 and a diversified exploration portfolio positioned for growth in many of the world’s most prolific gold districts. These gold mines are geographically diversified and are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. Our three copper mines are located in Zambia, Chile and Saudi Arabia. Our exploration and development projects are located throughout the world, including the Americas, Asia and Africa. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market or to independent refineries; gold and copper concentrate is sold to independent smelting or trading companies; and copper cathode is sold to third-party purchasers or on exchange. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX.

2022 REVENUE ($ millions)

Our Strategy
Our strategy is to operate as business owners by attracting and developing world-class people who understand and are involved in the value chain of the business, act with integrity and are tireless in their pursuit of excellence. We are focused on returns to our stakeholders by optimizing free cash flow, managing risk to create long-term value for our shareholders and partnering with host governments and our local communities to transform their country’s natural resources into sustainable benefits and mutual prosperity. We aim to achieve this through the following:1

Asset Quality
■Grow and invest in a portfolio of Tier One Gold Assets1, Tier Two Gold Assets2, Tier One Copper Assets3 and Strategic Assets4 with an emphasis on organic growth to leverage our existing footprint. We will focus our efforts on identifying, investing in and developing assets that meet our investment criteria. The required IRR for Tier One Gold Assets and Tier Two Gold Assets is 15% and 20%, respectively, based on our long-term gold price assumption. The required IRR for Tier One Copper Assets is 15% based on our long-term copper price assumption.
■Invest in exploration across extensive land positions in many of the world’s most prolific gold and copper districts.
■Maximize the long-term value of our strategic Copper Business5.
■Sell non-core assets over time in a disciplined manner.

Operational Excellence
■Strive for zero harm workplaces.
■Operate a flat management structure with a strong ownership culture.
■Streamline management and operations, and hold management accountable for the businesses they manage.
■Leverage innovation and technology to drive industry-leading efficiencies.
■Build trust-based partnerships with our host governments, business partners, and local communities to drive shared long-term value.

Sustainable Profitability
■Follow a disciplined approach to growth and proactively manage our impacts on the wider environment, emphasizing long-term value for all stakeholders.
■Increase returns to shareholders, driven by a focus on return on capital, IRR and free cash flow6.

1 Numerical annotations throughout the text of this document refer to the endnotes found on page 90.

BARRICK YEAR-END 2022	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Financial and Operating Highlights

	For the three months ended				For the years ended
	12/31/22	9/30/22	Change		12/31/22	12/31/21	Change	12/31/20
Financial Results ($ millions)
Revenues	2,774	2,527	10%		11,013	11,985	(8)%	12,595
Cost of sales	2,093	1,815	15%		7,497	7,089	6%	7,417
Net (loss) earnings[a]	(735)	241	(405)%		432	2,022	(79)%	2,324
Adjusted net earnings[b]	220	224	(2)%		1,326	2,065	(36)%	2,042
Adjusted EBITDA[b]	1,286	1,155	11%		5,613	7,258	(23)%	7,492
Adjusted EBITDA margin[b,c]	46%	46%	0%		51%	61%	(16)%	59%
Minesite sustaining capital expenditures[b,d]	557	571	(2)%		2,071	1,673	24%	1,559
Project capital expenditures[b,d]	324	213	52%		949	747	27%	471
Total consolidated capital expenditures[d,e]	891	792	13%		3,049	2,435	25%	2,054
Net cash provided by operating activities	795	758	5%		3,481	4,378	(20)%	5,417
Net cash provided by operating activities margin[f]	29%	30%	(3)%		32%	37%	(14)%	43%
Free cash flow[b]	(96)	(34)	(182)%		432	1,943	(78)%	3,363
Net (loss) earnings per share (basic and diluted)	(0.42)	0.14	(400)%		0.24	1.14	(79)%	1.31
Adjusted net earnings (basic)[b] per share	0.13	0.13	0%		0.75	1.16	(35)%	1.15
Weighted average diluted common shares (millions of shares)	1,759	1,768	(1)%		1,771	1,779	0%	1,778
Operating Results
Gold production (thousands of ounces)[g]	1,120	988	13%		4,141	4,437	(7)%	4,760
Gold sold (thousands of ounces)[g]	1,111	997	11%		4,141	4,468	(7)%	4,879
Market gold price ($/oz)	1,726	1,729	0%		1,800	1,799	0%	1,770
Realized gold price[b,g] ($/oz)	1,728	1,722	0%		1,795	1,790	0%	1,778
Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,324	1,226	8%		1,241	1,093	14%	1,056
Gold total cash costs[b,g] ($/oz)	868	891	(3)%		862	725	19%	699
Gold all-in sustaining costs[b,g] ($/oz)	1,242	1,269	(2)%		1,222	1,026	19%	967
Copper production (millions of pounds)[g]	96	123	(22)%		440	415	6%	457
Copper sold (millions of pounds)[g]	99	120	(18)%		445	423	5%	457
Market copper price ($/lb)	3.63	3.51	3%		3.99	4.23	(6)%	2.80
Realized copper price[b,g] ($/lb)	3.81	3.24	18%		3.85	4.32	(11)%	2.92
Copper cost of sales (Barrick’s share)[g,i] ($/lb)	3.19	2.30	39%		2.43	2.32	5%	2.02
Copper C1 cash costs[b,g] ($/lb)	2.25	1.86	21%		1.89	1.72	10%	1.54
Copper all-in sustaining costs[b,g] ($/lb)	3.98	3.13	27%		3.18	2.62	21%	2.23
	As at 12/31/22	As at 9/30/22	Change	As at	As at 12/31/22	As at 12/31/21	Change	As at 12/31/20
Financial Position ($ millions)
Debt (current and long-term)	4,782	5,095	(6)%		4,782	5,150	(7)%	5,155
Cash and equivalents	4,440	5,240	(15)%		4,440	5,280	(16)%	5,188
Debt, net of cash	342	(145)	(336)%		342	(130)	(363)%	(33)
a.Net (loss) earnings represents net earnings attributable to the equity holders of the Company.
b. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Represents adjusted EBITDA divided by revenue.
d.Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.Total consolidated capital expenditures also includes capitalized interest of $10 million and $29 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $8 million; 2021: $15 million; 2020: $24 million).
f.Represents net cash provided by operating activities divided by revenue.
g. On an attributable basis.
h.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).
i.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2022	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)	COPPER PRODUCTION[a] (millions of pounds)

GOLD COST OF SALES[c], TOTAL CASH COSTS[d],	COPPER COST OF SALES[c], C1 CASH COSTS[d],
AND ALL-IN SUSTAINING COSTS[d] ($ per ounce)	AND ALL-IN SUSTAINING COSTS[d] ($ per pound)

NET EARNINGS, ADJUSTED EBITDA[d] AND ADJUSTED EBITDA MARGIN[e]	ATTRIBUTABLE CAPITAL EXPENDITURES[f] ($ millions)

OPERATING CASH FLOW AND FREE CASH FLOW[d]	RETURNS TO SHAREHOLDERS ($ millions)
a.On an attributable basis.
b.Based on the midpoint of the 2023 guidance range.
c. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
d.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
e.Represents adjusted EBITDA divided by revenue.
f. Total attributable capital expenditures also includes capitalized interest. Minesite sustaining and project capital expenditures are non-GAAP financial measures. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.

BARRICK YEAR-END 2022	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Factors affecting net earnings and adjusted net earnings6 - three months ended December 31, 2022 versus September 30, 2022
Net loss for the three months ended December 31, 2022 was $735 million compared to net earnings of $241 million in the prior quarter. The decrease was primarily due to the following items:
■a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon;
■the combined $63 million gain on the sale of a portfolio of royalties to Maverix Metals Inc. and a portfolio of royalties by NGM to Gold Royalty Corp. occurring in the prior quarter; partially offset by
■an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings6 of $220 million for the three months ended December 31, 2022 was in line with the prior quarter as the increase in cost of sales per ounce/pound6 and lower copper sales volumes was largely offset by an increase in gold sales volume and a higher realized copper price6. Higher gold sales volume was attributed to a stronger performance at Cortez due to significantly increased ore tonnes mined from Crossroads and processed at the Cortez oxide mill as well as higher grades mined from Cortez Hills; at Carlin resulting from higher grades; and at Tongon reflecting higher grades, throughput and recoveries. This was partially offset by lower production at Pueblo Viejo due to decreased throughput, driven by planned maintenance and lower grades processed. Lower copper sales volumes were primarily driven by Lumwana due to lower grades processed in line with the mine plan and decreased throughput following a planned shutdown of the mill. The realized copper price6 was $3.81 per pound for the three months ended December 31, 2022, compared to $3.24 per pound in the prior quarter.
Refer to page 71 for a full list of reconciling items between net earnings and adjusted net earnings6 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings6 - year ended December 31, 2022 versus December 31, 2021
Net earnings for the year ended December 31, 2022 were $432 million compared to $2,022 million in the prior year. The decrease was primarily due to:
■a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon;
■a gain of $94 million ($213 million before tax and non-controlling interest) in acquisition/disposition gains, primarily resulting from the sale of Lone Tree occurring in the prior year;
■an impairment reversal of $64 million ($63 million before tax and non-controlling interests), primarily resulting from the sale of our 100% interest in Lagunas Norte, occurring in the prior year; partially offset by
■an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project; and
■the combined $63 million gain on the sale of a portfolio of royalties to Maverix Metals Inc. and a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings6 of $1,326 million for the year ended December 31, 2022 was $739 million lower than the prior year. The decrease in adjusted net earnings6 was primarily due to higher gold/copper cost of sales per ounce/pound7, lower gold sales volumes and lower realized copper prices6, partially offset by higher copper sales volumes. The increase in gold/copper cost of sales per ounce/pound7 was attributed to higher input prices for energy, labor and consumables driven by inflationary pressures initially related to global supply chain constraints, and then exacerbated by the Russian invasion of Ukraine. Lower gold sales volumes were mainly due to the completion of Phase 1 mining in May 2022 at Long Canyon, lower grades processed at Pueblo Viejo, lower leach and refractory ore tonnes mined at Cortez, and lower throughput due to maintenance events at Turquoise Ridge. These impacts were partially offset by increased production at Carlin as the prior year was impacted by the mechanical mill failure at Carlin’s Goldstrike roaster, which occurred in May 2021. The increase in copper sales volumes primarily resulted from higher grades processed at Lumwana. The realized copper price6 was $3.85 per pound in 2022 compared to $4.32 per pound in the prior year.
Refer to page 71 for a full list of reconciling items between net earnings and adjusted net earnings6 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow6 - three months ended December 31, 2022 versus September 30, 2022
In the three months ended December 31, 2022, we generated $795 million in operating cash flow, compared to $758 million in the prior quarter. The increase of $37 million was primarily due to lower cash taxes paid and higher gold sales volumes. This was combined with an increase in realized copper prices6 and lower total cash costs per ounce6. These impacts were partially offset by higher interest paid as a result of the timing of semi-annual interest payments on our bonds, which occur in the second and fourth quarters. Operating cash flow was further impacted by an unfavorable movement in working capital, mainly in accounts receivable. In addition, operating cash flow was also impacted by lower copper sales volumes and higher C1 cash costs per pound6.
Free cash flow6 for the three months ended December 31, 2022 was negative $96 million, compared to negative $34 million in the prior quarter, reflecting higher capital expenditures, partially offset by higher operating cash flows. In the three months ended December 31, 2022, capital expenditures on a cash basis were $891 million compared to $792 million in the prior quarter due to an increase in project capital expenditures6, partially offset by a slight decrease in minesite sustaining capital expenditures6. Project capital expenditures6 increased primarily due to the investment in a new mining fleet at Lumwana, the continued development of the Gounkoto underground expansion, as

BARRICK YEAR-END 2022	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
well as the solar plant projects at both Loulo-Gounkoto and NGM. Minesite sustaining capital expenditures6 decreased slightly compared to the prior quarter, primarily at Cortez due to lower capitalized waste stripping, partially offset by an increase in minesite sustaining capital expenditures6 at North Mara related to the procurement of key underground equipment.

Factors affecting Operating Cash Flow and Free Cash Flow6 - year ended December 31, 2022 versus December 31, 2021
For the year ended December 31, 2022, we generated $3,481 million in operating cash flow, compared to $4,378 million in the prior year. The decrease of $897 million was primarily due to higher gold/copper total cash costs/C1 cash costs per ounce/pound7, lower gold sales volumes and lower realized copper prices6. These impacts were partially offset by lower cash taxes paid and an increase in interest received on our cash balances resulting from an increase in market interest rates. Operating cash flow was further impacted by higher copper sales volumes.
For 2022, we generated free cash flow6 of $432 million compared to $1,943 million in the prior year. The decrease primarily reflects lower operating cash flows and higher capital expenditures. In 2022, capital expenditures on a cash basis were $3,049 million compared to $2,435 million in the prior year, mainly due to an increase in both minesite sustaining capital expenditures6 and project capital expenditures6. Higher minesite sustaining capital expenditures6 were mainly due to increased capitalized waste stripping at Lumwana and Cortez, combined with higher spend on the Llagal tailings storage facility and the purchase of new mining equipment at Pueblo Viejo. Project capital expenditures6 increased compared to the prior year, mainly due to the investment in a new mining fleet at Lumwana, the ramp-up of open pit operations at North Mara and the solar plant projects at both Loulo-Gounkoto and NGM.

Key Business Developments
Debt Management
On November 23, 2022, Barrick paid $307 million, including $2 million of accrued and unpaid interest, to purchase $319 million (notional value) of its 5.250% Notes due in 2042 through a tender transaction. A gain on debt extinguishment of $12 million was recorded in the fourth quarter of 2022. Combined with the repurchase of $56 million (notional value) of the 5.25% Notes due 2042 in the third quarter, this is expected to yield annualized interest savings of $20 million.

Credit Facility Extended and Sustainability-Linked Metrics Established
In May 2022, we completed an amendment and restatement of the Company’s undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2027, replacement of LIBOR with SOFR as the reference rate for floating interest on any US dollar funds drawn (currently nil), and the establishment of sustainability-linked metrics.
The sustainability-linked metrics incorporated into the revolving credit facility consist of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 greenhouse gas emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR8. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set.

Performance Dividend Policy
At the February 15, 2022 meeting, the Board of Directors approved a performance dividend policy that will enhance the return to shareholders when the Company’s liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our consolidated balance sheet at the end of each quarter as per the schedule below. Reflecting this policy, a quarterly dividend payment of $0.10 per share was declared by the Board of Directors at the February 14, 2023 meeting, comprised only of the base dividend of $0.10 per share based on our December 31, 2022 consolidated balance sheet. This follows dividend payments, including performance dividends, of $0.20 per share declared and paid in respect of each of the first and second quarters of 2022 and $0.15 per share declared and paid in respect of the third quarter of 2022.

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend
Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share
Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share
Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share
Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the Company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

Share Buyback Program
At the February 14, 2023 meeting, the Board of Directors authorized a new share buyback program for the purchase up to $1 billion of Barrick’s outstanding shares over the next 12 months. Barrick repurchased $424 million of shares in 2022 under its prior share buyback program, which was announced on February 16, 2022, and terminated in connection with the new program.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

BARRICK YEAR-END 2022	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Reconstituted Reko Diq Project
On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The completion of this transaction involved, among other things, the execution of all of the definitive agreements including the mineral agreement stabilizing the fiscal regime applicable to the project, as well as the grant of mining leases, an exploration license, and surface rights. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The project, which was suspended in 2011 due to a dispute over the legality of its licensing process, hosts one of the world’s largest undeveloped open pit copper-gold porphyry deposits.
The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project. Barrick has started a full update of the project’s 2010 feasibility and 2011 expansion pre-feasibility studies and plans to finish the Reko Diq feasibility study update by the end of 2024, with 2028 targeted for first production.
The key fiscal terms for Reko Diq are a 5% NSR payable to the Provincial Government of Balochistan, a 1% NSR final tax regime payable to the Government of Pakistan (subject to a 15-year exemption following commercial production), and a 0.5% NSR export processing zone surcharge.
Barrick recognized an impairment reversal of $120 million and a gain of $300 million on the increased ownership of the project in the fourth quarter of 2022. Refer to notes 4, 21 and 35 to the Financial Statements for more information.

Porgera Special Mining Lease Extension
On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of PNG and Kumul Minerals, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the Commencement Agreement. The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by MRE, the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.
On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation was certified on May 30, 2022, and will come into effect following a public notice process under PNG law.
On September 13, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was executed by Porgera (Jersey) Limited, which is an affiliate of BNL, the state-owned Kumul Minerals (Porgera) Limited and MRE (a previous version of the Shareholders’ Agreement had been signed by the BNL and Kumul parties in April 2022 but was not signed by MRE and therefore did not take effect). The new Porgera joint venture company was incorporated on September 22, 2022, and this entity will next apply for a new SML, the receipt of which is a condition of the reopening of the Porgera mine under the Commencement Agreement.
The provisions of the Commencement Agreement will be fully implemented, and work to recommence full mine operations at Porgera will begin, following the execution of the remaining definitive agreements and satisfaction of a number of conditions. These include an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mine Development Contract to accompany the new SML that the new Porgera joint venture company will apply for. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.
Porgera was excluded from our 2022 guidance and will also be excluded from our 2023 guidance. We expect to update our guidance following both the execution of all of the definitive agreements to implement the binding Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 21 and 35 to the Financial Statements for more information.

Covid-19 Pandemic
Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and business. Our operations are not currently being impacted in any significant manner. We continue to monitor developments around the world and believe we have positioned Barrick as best we can.

Mineral Resource Management Executive Changes
After 26 years of dedicated service, Rodney Quick resigned his position as Mineral Resource Management and Evaluation Executive on September 30, 2022 and departed from Barrick at the end of the year. Mr. Quick joined Randgold in 1996 and was involved in the exploration, evaluation, and production phases of all of Randgold’s projects since the discovery and development of the Morila gold mine. He became responsible for all project

BARRICK YEAR-END 2022	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
development and evaluation for Randgold in 2009 and assumed the Mineral Resource Management and Evaluation Executive role with Barrick upon the merger with Randgold in 2019. Mr. Quick was succeeded by Simon Bottoms effective October 1, 2022. Mr. Bottoms joined Randgold in 2013 and has served as the Mineral Resource Manager for Barrick’s Africa and Middle East region since the merger with Randgold.

Nevada Gold Mines Management Changes
After 19 years of distinguished service, Greg Walker retired from Barrick at the end of 2022. Mr. Walker joined Barrick in 2003 and has held progressively senior operational leadership roles during his tenure at Barrick, including as Senior Vice President, Operational and Technical Excellence before his appointment as Executive Managing Director, NGM in 2019. Mr. Walker was succeeded by Peter Richardson who was appointed Executive Managing Director, NGM on November 2, 2022. Mr. Richardson brings a diversified background with extensive experience in process engineering, project management, strategy and business development, as well as mining operations leadership. He was formerly Senior Vice President and Chief Operating Officer for Lundin Mining Corp. Mr. Walker served as Technical Advisor to NGM until his retirement on December 31, 2022.

Africa and Middle East Regional Management Changes
After 13 years of dedicated service, Willem Jacobs retired as Barrick's Chief Operating Officer for the Africa and Middle East region at the end of June 2022. Mr. Jacobs was initially employed by Randgold as the Chief Operating Officer for Central and East Africa before assuming his current role at the time of the merger with Randgold.
Mr. Jacobs was succeeded by Sebastiaan Bock. Mr. Bock joined Randgold in 2008 and previously served as Senior Vice-President, Chief Financial Officer for Barrick's Africa and Middle East region since the merger with Randgold.

Legal Executive Changes
On April 1, 2022, after 25 years of distinguished service, Rich Haddock transitioned from his position as General Counsel to a new role as Legal Advisor to Barrick. Over his tenure, Mr. Haddock played a critical role across the business, including most recently in the successful reconstitution of the Reko Diq project.
Poupak Bahamin was appointed to the role of General Counsel on April 1, 2022. Ms. Bahamin has over 25 years of experience practicing law and joined Barrick in February 2020, after nine years as a partner with Norton Rose Fulbright.

BARRICK YEAR-END 2022	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlook for 2023

Operating Division Guidance
Our 2022 actual gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6 and 2023 forecast gold and copper production, cost of sales, total cash costs6 and all-in sustaining costs6 ranges by operating division are as follows:

Operating Division	2022 attributable production (000s ozs)	2022 cost of sales[a] ($/oz)	2022 total cash costs[b] ($/oz)	2022 all-in sustaining costs[b] ($/oz)	2023 forecast attributable production (000s ozs)	2023 forecast cost of sales[a] ($/oz)	2023 forecast total cash costs[b] ($/oz)	2023 forecast all-in sustaining costs[b] ($/oz)
Gold
Carlin (61.5%)[c]	966	1,069	877	1,212	910 - 1,000	1,030 - 1,110	820 - 880	1,250 - 1,330
Cortez (61.5%)[d]	450	1,164	815	1,258	580 - 650	1,080 - 1,160	680 - 740	930 - 1,010
Turquoise Ridge (61.5%)	282	1,434	1,035	1,296	300 - 340	1,290 - 1,370	900 - 960	1,170 - 1,250
Phoenix (61.5%)	109	2,039	914	1,074	100 - 120	1,860 - 1,940	880 - 940	1,110 - 1,190
Long Canyon (61.5%)	55	1,282	435	454	0 - 10	2,120 - 2,200	730 - 790	1,080 - 1,160
Nevada Gold Mines (61.5%)	1,862	1,210	876	1,214	1,900 - 2,100	1,140 - 1,220	790 - 850	1,140 - 1,220
Hemlo	133	1,628	1,409	1,788	150 - 170	1,400 - 1,480	1,210 - 1,270	1,590 - 1,670
North America	1,995	1,238	912	1,252	2,100 - 2,300	1,160 - 1,240	820 - 880	1,170 - 1,250

Pueblo Viejo (60%)	428	1,132	725	1,026	470 - 520	1,130 - 1,210	710 - 770	960 - 1,040
Veladero (50%)	195	1,628	890	1,528	160 - 180	1,630 - 1,710	1,060 - 1,120	1,550 - 1,630
Porgera (47.5%)[e]	—	—	—	—	—	—	—	—
Latin America & Asia Pacific	623	1,306	777	1,189	630 - 700	1,260 - 1,340	800 - 860	1,110 - 1,190

Loulo-Gounkoto (80%)	547	1,153	778	1,076	510 - 560	1,100 - 1,180	750 - 810	1,070 - 1,150
Kibali (45%)	337	1,243	703	948	320 - 360	1,080 - 1,160	710 - 770	880 - 960
North Mara (84%)	263	979	741	1,028	230 - 260	1,120 - 1,200	900 - 960	1,240 - 1,320
Bulyanhulu (84%)	196	1,211	868	1,156	160 - 190	1,230 - 1,310	880 - 940	1,160 - 1,240
Tongon (89.7%)	180	1,748	1,396	1,592	180 - 210	1,260 - 1,340	1,070 - 1,130	1,240 - 1,320
Africa and Middle East	1,523	1,219	839	1,111	1,450 - 1,600	1,130 - 1,210	820 - 880	1,080 - 1,160

Total Attributable to Barrick[f,g,h]	4,141	1,241	862	1,222	4,200 - 4,600	1,170 - 1,250	820 - 880	1,170 - 1,250

	2022 attributable production (M lbs)	2022 cost of sales[a] ($/lb)	2022 C1 cash costs[b] ($/lb)	2022 all-in sustaining costs[b] ($/lb)	2023 forecast attributable production (M lbs)	2023 forecast cost of sales[a] ($/lb)	2023 forecast C1 cash costs[b] ($/lb)	2023 forecast all-in sustaining costs[b] ($/lb)
Copper
Lumwana	267	2.42	1.89	3.63	260 - 290	2.45 - 2.75	2.00 - 2.20	3.20 - 3.50
Zaldívar (50%)	98	3.12	2.36	2.95	100 - 110	3.40 - 3.70	2.60 - 2.80	2.90 - 3.20
Jabal Sayid (50%)	75	1.52	1.26	1.36	65 - 75	1.80 - 2.10	1.50 - 1.70	1.60 - 1.90
Total Copper[g]	440	2.43	1.89	3.18	420 - 470	2.60 - 2.90	2.05 - 2.25	2.95 - 3.25
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Included within our 61.5% interest in Carlin is NGM’s’ 100% interest in South Arturo.
d.Includes Goldrush.
e.Porgera was placed on temporary care and maintenance on April 25, 2020 and remains excluded from our 2023 guidance. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 9 for further details.
f.Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
g.Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is producing incidental ounces while in closure.
h.Includes corporate administration costs.

BARRICK YEAR-END 2022	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Operating Division, Consolidated Expense and Capital Guidance
Our 2022 actual gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6, consolidated expenses and capital expenditures and 2023 forecast gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6, consolidated expenses and capital expenditures are as follows:

($ millions, except per ounce/pound data)	2022 Guidance[a]	2022 Actual	2023 Guidance[a]
Gold production
Production (millions of ounces)	4.20 - 4.60	4,141	4.20 - 4.60
Gold cost metrics
Cost of sales - gold ($ per oz)	1,070 - 1,150	1,241	1,170 - 1,250
Total cash costs ($ per oz)[b]	730 - 790	862	820 - 880
Depreciation ($ per oz)	300 - 330	339	320 - 350
All-in sustaining costs ($ per oz)[b]	1,040 - 1,120	1,222	1,170 - 1,250
Copper production
Production (millions of pounds)	420 - 470	440	420 - 470
Copper cost metrics
Cost of sales - copper ($ per lb)	2.20 - 2.50	2.43	2.60 - 2.90
C1 cash costs ($ per lb)[b]	1.70 - 1.90	1.89	2.05 - 2.25
Depreciation ($ per lb)	0.70 - 0.80	0.72	0.80 - 0.90
All-in sustaining costs ($ per lb)[b]	2.70 - 3.00	3.18	2.95 - 3.25
Exploration and project expenses	310 - 350	350	400 - 440
Exploration and evaluation	180 - 200	198	180 - 200
Project expenses	130 - 150	152	220 - 240
General and administrative expenses	~180	159	~180
Corporate administration	~130	125	~130
Stock-based compensation[c]	~50	34	~50
Other expense (income)	50 - 70	(268)	70 - 90
Finance costs, net	330 - 370	301	280 - 320
Attributable capital expenditures[d]
Attributable minesite sustaining[b,d]	1,350 - 1,550	1,678	1,450 - 1,700
Attributable project[b,d]	550 - 650	725	750 - 900
Total attributable capital expenditures[d]	1,900 - 2,200	2,417	2,200 - 2,600

a.Based on the communication we received from the Government of PNG that the SML will not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020. Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, our 2022 and 2023 guidance excludes Porgera. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 10 for further details. Guidance ranges also exclude Pierina which is producing incidental ounces while in closure.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.2022 actual results are based on a US$17.21 share price and 2023 guidance is based on a one-month trailing average ending December 31, 2022 of US$17.04 per share.
d.Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu and our 50% share of Zaldívar and Jabal Sayid. Total attributable capital expenditures for 2022 actual results also includes capitalized interest of $14 million.

2023 Guidance Analysis
Estimates of future production, cost of sales per ounce7, total cash costs per ounce6 and all-in sustaining costs per ounce6 presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the “Cautionary Statement on Forward-Looking Information” on page 2 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

Gold Production
We expect 2023 gold production to be in the range of 4.2 to 4.6 million ounces, which is unchanged from our guidance for 2022. We expect stronger year-over-year performance from Cortez, Pueblo Viejo and Turquoise Ridge, together with stable delivery across the remaining Tier One Gold Assets1 as detailed further below. Notably at Turquoise Ridge, the commissioning of the Third Shaft in the fourth quarter of 2022, combined with increased availability and reliability of the Sage autoclave, is expected to deliver stronger production in 2023 relative to the prior year.
Our 2023 gold production guidance currently excludes Porgera. We expect to update our guidance following both the execution of all of the definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. This is due to the uncertainty related to the timing and scope of future operations at Porgera following the decision to place the mine on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. We remain in constructive discussions with the Government of PNG and are optimistic about finding a solution to allow operations at

BARRICK YEAR-END 2022	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Porgera to resume in 2023. Refer to page 10 for more information.
Outside of our Tier One Gold Assets1, we expect the following significant changes in year-over-year production. As previously disclosed, mining temporarily ceased at Long Canyon in 2022. As such, the asset remains a residual leach operation in 2023 while Phase 2 is advanced through permitting with mining expected to recommence in 2026. At Veladero, we expect 2023 production to be impacted by lower recoveries from the heap leach as the operation works to address challenges with metallurgical recovery of planned ore feed from the pit, which partially accounted for the asset’s underperformance against 2022 guidance. We also expect higher year-over-year operating and capital expenditure largely due to significant inflationary pressures coupled with ongoing Argentine foreign exchange controls (as described further on page 43).
Across the four quarters of 2023, the Company’s gold production is expected to be the lowest in the first quarter. This is mainly due to lower grades at Kibali due to mine sequencing, the commissioning of the plant expansion at Pueblo Viejo, as well as roaster maintenance and the completion of the autoclave carbon-in-leach conversion at Goldstrike. Separately, major maintenance for the Gold Quarry roaster at Carlin is planned in the second quarter of 2023. As a result, we expect the Company’s gold production in the second half of 2023 to be stronger than the first half driven by the steady ramp-up of throughput at Pueblo Viejo, the completion of major roaster maintenance at NGM, as well as higher grades from Kibali and Crossroads (Phase 5) at Cortez due to mine sequencing.

Gold Cost of Sales per Ounce7
On a per ounce basis, cost of sales applicable to gold7, after removing the portion related to non-controlling interests, is expected to be in the range of $1,170 to $1,250 per ounce in 2023, compared to the 2022 actual result of $1,241 per ounce.
This reflects changes in the expected sales mix in 2023 with a higher contribution from Cortez and Pueblo Viejo (which are comparatively lower cost) offset by the impact of higher costs at certain other operations as described further in the Gold Total Cash Costs per Ounce6 section immediately below.

Gold Total Cash Costs per Ounce6
Total cash costs per ounce6 in 2023 is expected to be in the range of $820 to $880 per ounce, compared to the 2022 actual result of $862 per ounce.
This range is based on our expectation that energy pricing should remain the same or slightly moderate in 2023 compared to the levels reached in 2022, which we expect to help offset inflationary pressures throughout our supply chain. This range is also based on planned improved productivity following commissioning of both the plant expansion at Pueblo Viejo and Third Shaft at Turquoise Ridge, as well as the renewal of the mining fleet across several mines in the Company.
In North America, our 2023 guidance for total cash costs per ounce6 for NGM of $790 to $850 per ounce compares to the 2022 actual result of $876 per ounce. The higher contribution from Cortez, which has a comparatively lower cost on a per ounce basis, is expected to drive lower costs for NGM year-over-year.
In Latin America & Asia Pacific, total cash costs per ounce6 at Pueblo Viejo are expected to be slightly higher than 2022 as the impact of lower grades (in line with the mine and stockpile processing plan) is partially offset by the benefit of higher throughput from the plant expansion in the second half of 2023. As described earlier, we expect higher per ounce costs at Veladero year-over-year, which we expect to drive a slight increase in total cash costs per ounce6 in 2023 at the regional level compared to 2022.
For Africa and Middle East, total cash costs per ounce6 are expected to be in line with 2022 with lower costs from Tongon largely offset by higher costs expected at Kibali, North Mara and Bulyanhulu, mainly due to inflationary pressures as well as optimizations to the mineplan which impacted open pit development and stockpile management for our operations in Tanzania.

Gold All-In Sustaining Costs per Ounce6
All-in sustaining costs per ounce6 in 2023 is expected to be in the range of $1,170 to $1,250 per ounce, compared to the 2022 actual result of $1,222 per ounce. This is based on the expectation that minesite sustaining capital expenditures6 on a per ounce basis will be higher than 2022 (refer to Capital Expenditures commentary below for further detail), which is partially offset by slightly lower total cash costs per ounce6 for the reasons described in the Gold Total Cash Costs per Ounce6 section above.

Copper Production and Costs
We expect 2023 copper production to be in the range of 420 to 470 million pounds, compared to actual production of 440 million pounds in 2022. Production in the second half of 2023 is expected to be stronger than the first half, mainly due to steadily increasing throughput at Lumwana as we execute on our owner-miner strategy and commission new fleet equipment. Separately, major maintenance at Zaldívar is scheduled in the first and third quarters of 2023 as reported by the operator, Antofagasta.
In 2023, cost of sales applicable to copper7 is expected to be in the range of $2.60 to $2.90 per pound, which compares to the actual result of $2.43 per pound for 2022. The expected increase compared to 2022 reflects higher C1 cash costs per pound6 at Zaldívar and to a lesser extent, Lumwana. C1 cash costs per pound6 guidance of $2.05 to $2.25 per pound for 2023 is higher than the 2022 actual result of $1.89 per pound, mainly driven by higher-cost inventory unwinding from the leach pad at Zaldívar due to the long leach cycle, as well as slightly lower grades at Lumwana relative to the prior year. Copper all-in sustaining costs per pound6 guidance of $2.95 to $3.25 for 2023 compares to the actual result of $3.18 in 2022 and is largely driven by lower minesite sustaining capital expenditures6 on a per pound basis at Lumwana (refer to Capital Expenditures commentary below for further detail) partially offset by higher C1 cash costs per pound6 at Zaldívar.

Exploration and Project Expenses
We expect to incur approximately $400 to $440 million of exploration and project expenses in 2023. This is an increase compared to our 2022 guidance range of $310 to $350 million, and is higher than the 2022 actual result of $350 million.
Within this range, we expect our exploration and evaluation expenditures in 2023 to be approximately $180 to $200 million. This is consistent with the 2022 actual result of $198 million and is unchanged from the guidance range for 2022. This expenditure will continue to support

BARRICK YEAR-END 2022	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
our resource and reserve conversion over the coming years.
We also expect to incur approximately $220 to $240 million of project expenses in 2023, compared to $152 million in 2022. The key driver of this increase is the ongoing feasibility study update for the Reko Diq project in Pakistan and the Lumwana Super Pit pre-feasibility study. The remainder of the expected expenditure relates to Pascua-Lama as well as project evaluation costs across the rest of the portfolio, particularly in the Latin America & Asia Pacific region.

General and Administrative Expenses
In 2023, we expect corporate administration costs to be approximately $130 million, which represents the fourth consecutive year we have kept this guidance range unchanged, notwithstanding inflationary pressures over the course of 2022. This is in line with the actual result for 2022 of $125 million.
Separately, stock-based compensation expense in 2023 is expected to be approximately $50 million based on a share price assumption of $17.04.

Finance Costs, Net
In 2023, our guidance range for net finance costs of $280 to $320 million primarily represents interest expense on long-term debt, non-cash interest expense relating to the gold and silver streaming agreements at Pueblo Viejo, and accretion, net of finance income. This guidance for 2023 is consistent with the actual result for 2022 of $301 million.

Capital Expenditures
Total attributable gold and copper capital expenditure for 2023 is expected to be in the range of $2,200 to $2,600 million. This compares to the actual spend for the 2022 year of $2,417 million. We continue to focus on the delivery of our project pipeline and expect attributable project capital expenditures6 to be in the range of $750 to $900 million in 2023, which is higher than our actual expenditures of $725 million in 2022. This higher level of spend reflects the final construction and commissioning activities for the plant expansion at Pueblo Viejo, which should transition to expenditure solely for the new Naranjo TSF by mid-2023. In addition, our solar power initiatives at Loulo-Gounkoto and NGM continue to progress as we advance towards our interim 2030 GHG emissions reduction target. The balance of expected project capital expenditures6 is mainly related to underground development and infrastructure at Goldrush, open pit development at North Mara and the new mining fleet at Lumwana as we execute our owner-miner strategy.
Attributable minesite sustaining capital expenditure6 for 2023 is expected to be in the range of $1,450 to $1,700 million, which compares to the actual spend for 2022 of $1,678 million. The guidance range for 2023 is split between our gold assets ($1,170 to $1,370 million) and copper assets ($280 to $330 million). Compared to the prior year, minesite sustaining capital expenditures6 in 2023 are expected to be approximately $100 million higher at NGM, driven by underground infrastructure development, haul truck replacements at Carlin, as well as the natural gas conversion project at the TS Power Plant. Significant underground infrastructure projects include the portals at Pete Bajo and Rita K, the Meikle paste plant as well as dewatering at Carlin. Offsetting this impact, minesite sustaining capital expenditures6 at Lumwana are expected to be approximately $80 million lower compared to 2022.

Effective Income Tax Rate
Based on a gold price assumption of $1,650/oz, our expected effective tax rate range for 2023 is 27% to 32%, unchanged from 2022. The rate is sensitive to the relative proportion of sales in high versus low tax jurisdictions, realized gold and copper prices, the proportion of income from our equity accounted investments and the level of non-tax affected costs in countries where we generate net losses.

Outlook Assumptions and Economic Sensitivity Analysis

	2023 Guidance Assumption	Hypothetical Change	Impact on EBITDA[a] (millions)	Impact on TCC and AISC[a]

Gold price sensitivity	$1,650/oz	+/- $100/oz	‘ +/-$590	‘ +/-$5/oz
Copper price sensitivity	$3.50/lb	‘+/-$0.25/lb	‘+/- $110	‘+/-$0.01/lb
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.

BARRICK YEAR-END 2022	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Environmental, Social and Governance
Sustainability is entrenched in our DNA: our sustainability strategy is our business plan.
Barrick’s approach to sustainability is integrated and holistic; sustainability aspects and impacts do not occur in silos, but rather overlap and interlink, and must be tackled in conjunction with, and reference to, each other. We call this approach Holistic and Integrated Sustainability Management. Although we integrate our sustainability management, we discuss our sustainability strategy within four overarching pillars: (1) respecting human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.
We implement this strategy by blending top-down accountability with bottom-up responsibility. This means we place the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Governance
The bedrock of our sustainability strategy is strong governance. Our most senior management-level body dedicated to sustainability is the E&S Committee, which connects site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.
The President and Chief Executive Officer reviews the reports of the E&S Committee at every quarterly meeting of the Board's ESG & Nominating Committee. The reports are reviewed to ensure the implementation of our sustainability policies and to drive performance of our environmental, health and safety, corporate social responsibility, and human rights programs.
This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.
Our industry-first Sustainability Scorecard accounts for 25% of the long-term incentive awards for senior leaders as part of the Barrick Partnership Plan. As we strive for ongoing strong performance, the Sustainability Scorecard targets and metrics are updated annually. The results of the 2022 Sustainability Scorecard, and updated metrics and targets for 2023, will be disclosed in our 2022 Sustainability Report, to be published in April 2023. The E&S Committee tracks our progress against all metrics.
In the fourth quarter of 2022, we hosted our Annual Roundtable, during which we discussed Barrick’s sustainability vision, policies, approach, and site-level performance, including Board and management oversight of sustainability matters. All of the leading ESG rating firms were invited and the content of the presentation was based on direct feedback from those ESG rating firms. The session included a discussion where attendees could ask questions and engage with the Group Sustainability Executive and other members of management. The intention of the Roundtable was to provide accurate and up-to-date information to the ESG ratings firms, allowing those ratings firms to make informed decisions with respect to their listed controversies.
In late 2022, our Lead Director and the Chair of the Compensation Committee met with significant shareholders representing approximately 30% of the issued and outstanding Barrick Shares (as at December 31, 2022) to provide an update on a variety of topics, including our performance, sustainability strategy, environmental goals, human capital strategy, continued active risk oversight of increasingly complex geopolitical dynamics, executive compensation matters, as well as key governance priorities, including Board composition, diversity, and renewal. The meetings were an instructive two-way discussion where we heard about our shareholders’ priorities, discussed Barrick’s sustainability vision and provided an opportunity for our performance to be constructively challenged.

Human rights
Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the United Nations Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights and the OECD Guidelines for Multinational Enterprises. This commitment is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, as well as disciplinary action and remedy.
We continue to assess and manage security and human rights risks at all our operations and provide security and human rights training to security forces across our sites.
In 2019, prior to Barrick’s acquisition of the minority shareholding of Acacia Mining plc, the LBMA commenced an IRP against North Mara, following complaints made by the UK-based non-governmental organization Rights and Accountability in Development. Due to the IRP, the refiner MMTC-PAMP appointed independent consultants, Synergy, to undertake an assessment of North Mara based on the LBMA’s Responsible Gold Guidance and the OECD Due Diligence Guidance. Synergy completed site assessments in both 2019 and 2021, as well as several desktop reviews during the process. During the fourth quarter of 2022, the LBMA confirmed that the IRP is now closed, citing Synergy’s findings that there has been significant measurable progress at North Mara since the original assessment in 2019, and the recommendation that MMTC-PAMP continues trading with North Mara. This concludes a multi-year process that provides independent

BARRICK YEAR-END 2022	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
support for the measurable progress and impact implementing Barrick’s sustainability strategy has had at North Mara.
We continue to face sporadic security challenges at North Mara as armed and coordinated trespassers continue to intermittently attempt to access the mine, and place our property and employees at risk. Intrusions have decreased since 2019 and have remained relatively stable in the subsequent years. We will continue with our ongoing extensive community engagement and development efforts in Tanzania.

Safety
We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Every person going home safe and healthy every day.”
We continue to implement our “Journey to Zero Harm” initiative, which is focused on engagement with our workforce through Visible Felt Leadership, and by aligning and improving our standards across the Group, ensuring accountability to our safety commitments, and ensuring our employees are fit for duty.
We report our safety performance quarterly as part of both our E&S Committee meetings and to the ESG & Nominating Committee. Our safety performance is a regular standing agenda item on our weekly Executive Committee review meeting.
Our safety performance in the fourth quarter of 2022 did not meet our high standards and regrettably we recorded two fatalities in December 2022, bringing the total number of fatalities for the year to five. The first fatality occurred at Loulo-Gounkoto of a contractor on December 14, 2022, and the second was at Kibali of an employee on December 22, 2022. Furthermore, in January 2023, two incidents occurred that resulted in fatalities: one at Jabal Sayid which resulted in the fatalities of two mining contractors; and one at Carlin that resulted in the fatality of an employee. Fatality incident investigations are underway and immediate Fatality Prevention Criteria and gap assessments are also being implemented across the Group. Group-wide Safety Intervention and Shift Change Interventions were and continue to be implemented to reinforce our safety procedures and communicate our core safety messages and expectations.
In terms of other key performance indicators, for the fourth quarter of 2022, our LTIFR8 was 0.23 and our TRIFR8 was 0.93. For the 2022 year, the LTIFR improved significantly to 0.29, and the TRIFR improved to 1.29.

Social
We regard our host communities and countries as important partners in our business. Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development
Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. Mining has been identified as vital for the achievement of the United Nations SDGs, not only for its role in providing the minerals needed to enable the transition to a lower carbon intensive economy, but also because of its ability to drive socio-economic development and build resilience. Creating long-term value and sharing economic benefits is at the heart of our approach to sustainability, as well as community development. This approach is encapsulated in three concepts:
The primacy of partnership: this means that we invest in real partnerships with mutual responsibility. Partnerships include local communities, suppliers, government, and organizations, and this approach is epitomized through our CDCs with development initiatives and investments.
Sharing the benefits: We hire and buy local wherever possible as this injects money into and keeps it in our local communities and host countries. By doing this, we build capacity, community resilience and create opportunity. We also invest in community development through our CDCs. Sharing the benefits also means paying our fair share of taxes, royalties and dividends and doing so transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act. In April 2022, we published our first Tax Contribution Report which sets out, in detail, our economic contributions to host governments. We will continue to disclose such contributions on an annual basis.
Engaging and listening to stakeholders: We develop tailored stakeholder engagement plans for every operation and the business as a whole. These plans guide and document how often we engage with various stakeholder groups and allow us to proactively deal with issues before they escalate into significant risks.
We continued our community development initiatives through our CDCs during the quarter. We invested more than $13 million in local community development projects during the fourth quarter of 2022 and $35 million for the full year 2022.

Environment
We know the environment in which we work and our host communities are inextricably linked, and we apply a holistic and integrated approach to sustainability management. Being responsible stewards of the environment by applying the highest standards of environmental management, using natural resources and energy efficiently, recycling and reducing waste as well as working to protect biodiversity, we can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder relationships. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to changing climate, and protect biodiversity are key areas of focus.
We maintained our strong track record of stewardship and did not record any Class 19 environmental incidents during the fourth quarter of 2022 or for the full year 2022.

Climate Change
The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to sustainability and the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and

BARRICK YEAR-END 2022	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.
Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our GHG emissions across our operations and value chain; and (3) improve our disclosure on climate change. The three pillars of our climate change strategy do not focus solely on the development of emissions reduction targets, rather, we integrate and consider aspects of biodiversity protection, water management and community resilience in our approach.
We are acutely aware of the impacts that climate change has on our host communities and countries, particularly developing nations which are often the most vulnerable. As the world economy transitions to renewable power, it is imperative that developing nations are not left behind. As a responsible business, we have focused our efforts on building resilience in our host communities and countries, just as we do for our business. Our climate disclosure is based on the recommendations of the TCFD.
In November 2022, Barrick attended COP27 in Egypt as part of a delegation with the ICMM to observe and participate in debate on climate resilience and action solutions.

Identify, understand and mitigate the risks associated with climate change
We identify and manage risks, build resilience to climate change, as well as position ourselves for new opportunities. Climate change-related factors continue to be incorporated into our formal risk assessment process. We have identified several climate-related risks and opportunities for our business including: physical impacts of climate change; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies.
The risk assessment process includes scenario analysis, which is being rolled out to all sites with an initial focus on our Tier One Gold Assets1, to assess site-specific climate related risks and opportunities. This work continued throughout the fourth quarter of 2022 at Loulo-Gounkoto, Kibali and NGM, and we expect to complete this asset-level physical and transitional risk assessment in early 2023 and to disclose key findings in our 2022 Sustainability Report.

Measure and reduce the Group’s impact on climate change
Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production, and reduce our costs.
We have climate champions at each site who are tasked with identifying roadmaps and assessing feasibility for our GHG emissions reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socio-economic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations. This roadmap is published in our 2021 Sustainability Report and includes committed-capital projects and projects under investigation that rely on technological advances.
We have also undertaken extensive work across our value chain in quantifying our Scope 3 (indirect value chain) emissions. This work has enabled us to develop a Scope 3 engagement roadmap that we will implement with our suppliers to set meaningful and measurable reduction targets, in line with the commitments made through the ICMM Climate Position Paper.

Improve our disclosure on climate change
As part of our commitment to improve our disclosure on climate change, our Sustainability Report is developed in line with the TCFD recommendations. Barrick continues to monitor the various regulatory climate disclosure standards being developed around the world. In addition, we complete the annual CDP (formerly known as the Carbon Disclosure Project) Climate Change and Water Security questionnaires. This ensures our investor-relevant water use, emissions and climate data is widely available.

Emissions
As detailed in our 2021 Sustainability Report, Barrick’s interim GHG emissions reduction target is for a minimum 30% reduction by 2030 against our 2018 baseline, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 kt CO2-e.
Our GHG emissions reduction target is grounded in climate science and has a detailed pathway for achievement. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.
Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened. We plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.
During the fourth quarter of 2022, the Group's total Scope 1 and 2 (location-based) GHG emissions were 1,890 kt CO2-e10. The Group’s full year Scope 1 and 2 (location-based) GHG emissions were approximately 2% below the prior year.

Water
Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental Policy. Steady, reliable access to water is critical to the effective operation of our mines. Access to water is also a fundamental human right.
Understanding the water stress in the regions we operate enables us to better understand the risks and manage our water resources through site-specific water balances, based on the ICMM Water Accounting Framework, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations.
We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and

BARRICK YEAR-END 2022	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
(3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.
We set an annual water recycling and reuse target of 80% for 2022. Our water recycling and reuse rate for the fourth quarter of 2022 increased from the third quarter of 2022 to approximately 84%, and was approximately 83% for the full year 2022.

Tailings
We are committed to having our TSFs meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.
We continue to progress with our conformance to the GISTM. We have completed the consequence classification for a majority of our sites and the self-assessment for selected sites using the Conformance Protocols developed by the ICMM. A summary of our progress is expected to be made public in the third quarter of 2023.

Biodiversity
Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. Protecting biodiversity and preventing nature loss is also critical and inextricably linked to the fight against climate change. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.
We continue to work to implement our BAPs, which have been established at all our operational sites, during 2022. The BAPs outline our strategy to achieve net-neutral impacts for all key biodiversity features and their associated management plans.

Market Overview
The market prices of gold and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow6 for our shareholders.

Gold
The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During 2022, the gold price ranged from $1,615 per ounce to $2,070 per ounce. The average market price for the year of $1,800 per ounce represented an all-time annual high, albeit very close to the 2021 average of $1,799 per ounce.
During the year, the gold price remained strong as a result of geopolitical tensions, including the invasion of Ukraine by Russia, global economic uncertainty and the impact of concerns over inflation, tempered by a strengthening of the trade-weighted US dollar and a reduction in global gold exchange-traded fund holdings.
AVERAGE MONTHLY SPOT GOLD PRICES
(dollars per ounce)
Copper
During 2022, London Metal Exchange copper prices traded in a wide range of $3.15 per pound to an all-time high of $4.92 per pound, averaged $3.99 per pound, and closed the year at $3.80 per pound. Copper prices are heavily influenced by physical demand from emerging markets, especially China.
After copper prices fell to four-year lows in March 2020 due to initial concerns and near-term economic impacts from the spread of Covid-19, they subsequently rose to all-time highs in March 2022 as a result of a growth in economic activity led by the lifting of pandemic-related restrictions across the globe, low global stockpile levels, and the expected impact of global financial stimulus measures. Prices moderated over the remainder of the year as a result of a strengthening trade-weighted US dollar and ongoing pandemic-related lockdowns in China.

AVERAGE MONTHLY SPOT COPPER PRICES
(dollars per pound)
We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2022, we recorded 60 million pounds of copper sales still subject to final price settlement at an average provisional price of $3.80 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $23 million, holding all other variables constant.

Currency Exchange Rates
The results of our mining operations outside of the United States are affected by fluctuations in exchange rates. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. In addition, we have exposure to the

BARRICK YEAR-END 2022	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs.
Fluctuations in these exchange rates increase the volatility of our costs reported in US dollars. In 2022, the Australian dollar traded in a range of $0.62 to $0.77 against the US dollar, while the US dollar against the Canadian dollar, Argentine peso, and West African CFA franc ranged from $1.24 to $1.40, ARS 103 to ARS 177, and XOF 571 to XOF 688, respectively. Due to inflationary pressures in Argentina and the actions of the government, there was a continued weakening of the Argentine peso during the year. During 2022, we did not have any currency hedge positions, and are unhedged against foreign exchange exposures as at December 31, 2022 beyond spot requirements.

Fuel
For 2022, the price of WTI crude oil traded in a wide range between $70 and $131 per barrel, with an average market price of $94 per barrel, and closed the year at $80 per barrel. Oil prices were significantly impacted by an increase in global economic activity, constrained supply, and geopolitical concerns especially following the invasion of Ukraine by Russia.

AVERAGE MONTHLY SPOT CRUDE OIL PRICE (WTI)
(dollars per barrel)
During 2022, we did not have any fuel hedge positions, and are unhedged against fuel exposures as at December 31, 2022.

US Dollar Interest Rates
During March 2020, the US Federal Reserve lowered benchmark interest rates to a range of 0.00% to 0.25% as a result of the economic impacts of the spread of Covid-19 and kept rates at that level through the remainder of 2020 and all of 2021. In response to inflationary pressure, the US Federal Reserve raised benchmark interest rates during 2022 to a range of 4.25% to 4.50% by the end of the year. A lower level of growth in benchmark interest rates is currently expected during 2023 as those inflationary pressures are forecast to ease, but any changes to monetary policy will be dependent on economic data to be observed during the year.
At present, our interest rate exposure mainly relates to interest income received on our cash balances ($4.4 billion at December 31, 2022); the mark-to-market value of derivative instruments; the carrying value of certain non-current assets and liabilities; and the interest payments on our variable-rate debt ($0.1 billion at December 31, 2022). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of our debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments. Changes in interest rates affect the accretion expense recorded on our provision for environmental rehabilitation and therefore would affect our net earnings.

Reserves and Resources11
For full details of our mineral reserves and mineral resources, refer to page 103 of the Fourth Quarter 2022 Report.

Gold Reserves
Barrick’s 2022 mineral reserves are estimated using a gold price assumption of $1,300 per ounce, relative to $1,200 per ounce in 2021. Both are reported to a rounding standard of two significant digits, which remains unchanged since 2019.
As of December 31, 2022, Barrick’s proven and probable gold reserves were 76 million ounces12 at an average grade of 1.67 g/t, compared to 69 million ounces13 at an average grade of 1.71 g/t in 2021. Year-over-year, reserves have increased by 6.7 million ounces, net of depletion, while maintaining grade despite an increase in the reserve price assumption.
Mineral reserve growth was led by Pueblo Viejo and the Africa and Middle East region, with nearly 12 million ounces of attributable proven and probable reserve gains in 2022 before depletion. Our strategy of investing in organic growth through exploration and mineral resource management, as well as a focus on quality assets continues to deliver successive reserve growth over and above annual depletion.
The Africa and Middle East region converted a net of 2.4 million ounces to attributable proven and probable reserves in 2022, before depletion, with contributions from Kibali, Loulo-Gounkoto, North Mara, Bulyanhulu and Tongon. At Loulo-Gounkoto, this was principally from extensions at the Yalea and Gara underground mines as well as the Faraba open pit replacing annual depletion. At Kibali, the completion of an updated underground feasibility study on the 11000 lode in KCD underground delivered a 0.62 million ounce increase in attributable proven and probable reserves before depletion. At North Mara, a focus on underground expansion at Gokona has successfully delivered a 0.44 million ounce increase in attributable proven and probable reserves before depletion.
The Latin America & Asia Pacific region converted a net of 7.3 million ounces to attributable proven and probable reserves. Most notably, Pueblo Viejo completed a pre-feasibility study for the new Naranjo TSF, adding 6.5 million ounces of attributable proven and probable reserves, net of depletion, and extending the mine life beyond 204012,14.
The North America region converted a net of 1.8 million ounces to attributable proven and probable reserves, before depletion. This was primarily driven by the completion of pre-feasibility studies for the Robertson open pit project at Cortez, as well as a new pushback in the

BARRICK YEAR-END 2022	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Hemlo open pit. As a result, Robertson’s maiden attributable proven and probable gold reserves are estimated at 1.0 million ounces at 0.46 g/t. This represents a milestone for Cortez as a key source of oxide mill feed in the mine plan. Similarly, the new Hemlo open pit pushback is expected to commence in 2027 adding 0.86 million ounces of gold at 1.49 g/t to probable reserves. Proven and probable attributable reserves for the region are now estimated at 31 million ounces at 2.54 g/t12.

ATTRIBUTABLE CONTAINED GOLD RESERVES12,13,a (Moz)
a Figures rounded to two significant digits.

ATTRIBUTABLE CONTAINED COPPER RESERVES12,13,a (Blb)
a Figures rounded to two significant digits.

Copper Reserves
For Barrick-operated assets, copper mineral reserves for 2022 are estimated using a copper price of $3.00 per pound relative to $2.75 per pound in 2021. Both are reported to a rounding standard of two significant digits, which remains unchanged from 2019.
As of December 31, 2022, attributable proven and probable copper mineral reserves were 12 billion pounds12 at an average grade of 0.38%. This is flat relative to the mineral reserves of 12 billion pounds13 at an average grade of 0.38% in the prior year. The Barrick-operated Lumwana and Jabal Sayid mines both increased year-over-year reserves, net of depletion, which was offset by depletion from the Antofagasta-operated Zaldívar mine. Before depletion, our copper portfolio converted a net of 640 million pounds to attributable proven and probable reserves in 2022.

Gold & Copper Mineral Resources
In 2022, all mineral resources were estimated using a gold price assumption of $1,700 per ounce and a copper price of $3.75 per pound, both up from $1,500 per ounce for gold and $3.50 per pound for copper in 2021 for Barrick-operated assets. Barrick’s mineral resources for 2022 continue to be reported on an inclusive basis, incorporating all areas that form mineral reserves. All open-pit mineral resources are contained within a Whittle shell, while all underground mineral resources are contained within optimized mineable shapes.
Barrick’s total attributable gold mineral resources grew by nearly 10% relative to 2021, and total attributable copper mineral resources more than doubled, growing by 124% year-over-year, both net of annual depletion. This growth is driven by the successful completion of a preliminary economic assessment supporting the Lumwana Super Pit expansion, and the incorporation of Reko Diq following the reconstitution of the project in December 2022.
In the Africa and Middle East region, the Lumwana copper mineral resource base grew by 89%, net of depletion, relative to 2021, demonstrating strong potential as a Tier One Copper Asset3 and providing a robust basis for the ongoing pre-feasibility study.
The reconstitution of the Reko Diq project added an attributable 18 billion pounds of copper at 0.44% with 15 million ounces gold at 0.26 g/t to indicated resources, and an attributable 4.6 billion pounds of copper at 0.4% with 3.7 million ounces gold at 0.2 g/t to inferred resources12. These mineral resources reflect only three porphyries (H13, H14, H15) as well as the Tanjeel deposit within the cluster of Western Porphyries. Alongside the ongoing feasibility study update, the team is also planning to evaluate further known porphyry occurrences within the mining lease area.
North America also delivered growth in total attributable mineral resources, net of depletion, supporting future potential reserve growth in line with our strategy to fully replace depletion for the region within a five-year period. This was driven by underground resource extension drilling at both Goldstrike and Leeville in Carlin, as well as successful resource definition drilling at Goldrush and Robertson in Cortez, all of which support the potential for future reserve growth in this region. Measured and indicated attributable gold resources for the region increased by 2.8 million ounces to 73 million ounces at 2.16 g/t12, from 70 million ounces at 2.22 g/t in 202113. Importantly, inferred attributable gold resources also increased to 17 million ounces at 1.8 g/t12, from 16 million ounces at 2.0 g/t in 202113.
Barrick’s attributable measured and indicated gold resources for 2022 stand at 180 million ounces12 at 1.07 g/t, with a further 42 million ounces12 at 0.8 g/t of inferred resources. This compares to measured and indicated gold mineral resources of 160 million ounces13 at 1.50 g/t and inferred gold mineral resources of 42 million ounces at 1.3 g/t in 202113. The overall reduction in grade is due to the addition of Reko Diq.
Attributable measured and indicated copper resources for 2022 stand at 44 billion pounds12 at 0.39%, with a further 15 billion pounds12 at 0.4% of inferred resources. This compares to measured and indicated copper resources of 24 billion pounds13 at 0.35% and inferred copper resources of 2.1 billion pounds13 at 0.2% in 2021.
2022 mineral reserves and mineral resources are estimated using the combined value of gold, copper and silver. Accordingly, mineral reserves and mineral resources are reported for all assets where copper or silver is produced and sold as a primary product or a by-product. Barrick’s resources are reported to a rounding standard of two significant digits.

BARRICK YEAR-END 2022	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Risks and Risk Management
Overview
The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives. To achieve this, we:
■maintain a framework that permits us to manage risk effectively and in a manner that creates the greatest value;
■integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;
■actively monitor key controls we rely on to achieve the Company’s objectives so they remain in place and are effective at all times; and
■provide assurance to senior management and relevant committees of the Board on the effectiveness of key control activities.

Board and Committee Oversight
We maintain strong risk oversight practices, with responsibilities outlined in the mandates of the Board and related committees. The Board’s mandate is clear on its responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.
The Audit & Risk Committee assists the Board in overseeing the Company’s management of principal risks and the implementation of policies and standards for monitoring and modifying such risks, as well as monitoring and reviewing the Company’s financial position and financial risk management programs. The ESG & Nominating Committee assists the Board in overseeing the Company’s policies and performance for its environmental, health and safety, corporate social responsibility and human rights programs. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance, including with respect to climate change and water.

Management Oversight
Our weekly Executive Committee Review is the main forum for senior management to raise and discuss risks facing the operations and organization more broadly. Additionally, our most senior management-level body dedicated to sustainability is the Environmental & Social Oversight Committee which meets on a quarterly basis to review sustainability performance and key performance indicators across our operations. At every quarterly meeting, the ESG & Nominating Committee and the Audit & Risk Committee are provided with updates on the key issues identified by management at these regular sessions.

Principal Risks
The following subsections describe some of our key sources of uncertainty and critical risk mitigation activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more comprehensive discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 2 of this MD&A.

Risk Factor	Risk Mitigation Strategy
Free cash flow[6] and costs
Our ability to improve productivity, drive down operating costs and working capital remains a focus in 2023 and is subject to several sources of uncertainty. This includes our ability to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations.

■Maximizing the benefit of higher gold prices through agile management and operational execution;
■Weekly Executive Committee Review to identify, assess and respond to risks in a timely manner;
■Enabling simplification and agile decision making through unification of business systems;
■Supply Chain is decentralized to the operations with a centralized Strategic Sourcing Group and is focused on mitigating the risks of rising costs and supply chain disruption; and
■A flat, operationally focused, agile management structure with a tenet in ownership culture.

BARRICK YEAR-END 2022	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Risk Factor	Risk Mitigation Strategy
Social license to operate
At Barrick, we are committed to building, operating, and closing our mines in a safe and responsible manner. To do this, we seek to build trust-based partnerships with host governments and local communities to drive shared long-term value while working to minimize the social and environmental impacts of our activities. Geopolitical risks such as resource nationalism and incidents of corruption are inherent in the business of a company operating globally. Past environmental incidents in the extractive industry highlight the hazards (e.g., water management, tailings storage facilities, etc.) and the potential consequences to the environment, community health and safety. Our ability to maintain compliance with regulatory and community obligations in order to protect the environment and our host communities alike remains one of our top priorities. Barrick also recognizes climate change as an area of risk requiring specific focus and that reducing GHG emissions to counter the causes of climate change requires strong collective action by the mining industry.
■Our commitment to responsible mining is supported by a robust governance framework, including an overarching Sustainable Development Policy and related policies in the areas of Biodiversity, Conflict-Free Gold, Social Performance, Occupational Health and Safety, Environment and Human Rights;
■Use of our Sustainability Scorecard to track sustainability performance using key performance indicators aligned to priority areas set out in our strategy;
■Mandatory training on our Code of Business Conduct and Ethics as well as supporting policies which set out the ethical behavior expected of everyone working at, or with, Barrick;
■We take a partnership approach with our host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations;
■Established CDCs at each of our operational sites to identify community needs and priorities and to allocate funds to those initiatives most meaningful to the local community;
■We open our social and environmental performance to third-party scrutiny, including through the ISO 14001 re-certification process, International Cyanide Management Code audits, and annual human rights impact assessments;
■Our climate change strategy has three pillars: identify, understand and mitigate the risks associated with climate change; measure and reduce our impacts on climate change; and improve our disclosure on climate change;
■We continuously monitor developments around the world and work closely with our local communities on managing the impacts of health issues, such as Covid-19 or Ebola outbreaks, on our people and business; and
■We continuously review and update our closure plans and cost estimates to plan for environmentally responsible closure and monitoring of operations.

Resources and reserves and production outlook
Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2023 and beyond, our overriding objective of growing free cash flow[6] continues to be underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions. Uncertainty related to these and other opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects.

■Focus on responsible mineral resource management, continuously improve ore body knowledge, and add to reserves and resources;
■Consolidate and secure dominant land positions in favored operating districts and emerging new prospective geological domains;
■Focus on economically feasible discoveries with potential Tier One[1] status;
■Optimize the value of underdeveloped projects; and
■Identify emerging opportunities and secure them through earn-in agreements or acquisition.

Financial position and liquidity
Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short- and long-term financial demands. Barrick’s outstanding debt balances impact liquidity through scheduled interest and principal repayments and the results of leverage ratio calculations, which could influence our investment grade credit ratings and ability to access capital markets. In addition, our ability to draw on our credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.
■Continued focus on generating positive free cash flow[6] by improving the underlying cost structures of our operations in a sustainable manner;
■Disciplined capital allocation criteria for all investments, to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward;
■Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, including our capacity to provide cash returns to shareholders, repurchase outstanding debt and shares, and formulate appropriate strategies;
■Review of debt and net debt levels to ensure appropriate leverage and monitor the market for liability management opportunities; and
■Other options available to the Company to enhance liquidity include drawing on our $3.0 billion undrawn credit facility, asset sales, joint ventures, or the issuance of debt or equity securities.

BARRICK YEAR-END 2022	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Production and Cost Summary - Gold

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Nevada Gold Mines LLC (61.5%)[a]
Gold produced (000s oz)	516	425	21%	1,862	2,036	(9%)	2,131
Cost of sales ($/oz)	1,257	1,242	1%	1,210	1,072	13%	1,029
Total cash costs ($/oz)[b]	906	924	(2%)	876	705	24%	702
All-in sustaining costs ($/oz)[b]	1,179	1,333	(12%)	1,214	949	28%	941
Carlin (61.5%)[c]
Gold produced (000s oz)	265	229	16%	966	923	5%	1,024
Cost of sales ($/oz)	1,081	1,137	(5%)	1,069	968	10%	976
Total cash costs ($/oz)[b]	878	943	(7%)	877	782	12%	790
All-in sustaining costs ($/oz)[b]	1,217	1,304	(7%)	1,212	1,087	11%	1,041
Cortez (61.5%)[d]
Gold produced (000s oz)	140	98	43%	450	509	(12%)	491
Cost of sales ($/oz)	1,284	1,056	22%	1,164	1,122	4%	958
Total cash costs ($/oz)[b]	848	770	10%	815	763	7%	678
All-in sustaining costs ($/oz)[b]	1,037	1,426	(27%)	1,258	1,013	24%	998
Turquoise Ridge (61.5%)
Gold produced (000s oz)	78	62	26%	282	334	(16%)	330
Cost of sales ($/oz)	1,518	1,509	1%	1,434	1,122	28%	1,064
Total cash costs ($/oz)[b]	1,089	1,105	(1%)	1,035	749	38%	711
All-in sustaining costs ($/oz)[b]	1,304	1,423	(8%)	1,296	892	45%	798
Phoenix (61.5%)[c]
Gold produced (000s oz)	30	30	0%	109	109	0%	126
Cost of sales ($/oz)	1,901	1,964	(3%)	2,039	1,922	6%	1,772
Total cash costs ($/oz)[b]	946	953	(1%)	914	398	130%	649
All-in sustaining costs ($/oz)[b]	1,037	1,084	(4%)	1,074	533	102%	814
Long Canyon (61.5%)
Gold produced (000s oz)	3	6	(50%)	55	161	(66%)	160
Cost of sales ($/oz)	1,812	1,769	2%	1,282	739	73%	869
Total cash costs ($/oz)[b]	616	662	(7%)	435	188	131%	236
All-in sustaining costs ($/oz)[b]	664	684	(3%)	454	238	91%	405
Pueblo Viejo (60%)
Gold produced (000s oz)	98	121	(19%)	428	488	(12%)	542
Cost of sales ($/oz)	1,215	1,097	11%	1,132	896	26%	819
Total cash costs ($/oz)[b]	764	733	4%	725	541	34%	504
All-in sustaining costs ($/oz)[b]	1,065	1,063	0%	1,026	745	38%	660
Loulo-Gounkoto (80%)
Gold produced (000s oz)	139	130	7%	547	560	(2%)	544
Cost of sales ($/oz)	1,216	1,220	0%	1,153	1,049	10%	1,060
Total cash costs ($/oz)[b]	822	845	(3%)	778	650	20%	666
All-in sustaining costs ($/oz)[b]	1,102	1,216	(9%)	1,076	970	11%	1,006
Kibali (45%)
Gold produced (000s oz)	97	83	17%	337	366	(8%)	364
Cost of sales ($/oz)	1,570	1,047	50%	1,243	1,016	22%	1,091
Total cash costs ($/oz)[b]	617	731	(16%)	703	627	12%	608
All-in sustaining costs ($/oz)[b]	981	876	12%	948	818	16%	778
Veladero (50%)
Gold produced (000s oz)	50	41	22%	195	172	13%	226
Cost of sales ($/oz)	2,309	1,430	61%	1,628	1,256	30%	1,151
Total cash costs ($/oz)[b]	954	893	7%	890	816	9%	748
All-in sustaining costs ($/oz)[b]	1,526	1,570	(3%)	1,528	1,493	2%	1,308
Porgera (47.5%)[e]
Gold produced (000s oz)	—	—	—	—	—	—	86
Cost of sales ($/oz)	—	—	—	—	—	—	1,225
Total cash costs ($/oz)[b]	—	—	—	—	—	—	928
All-in sustaining costs ($/oz)[b]	—	—	—	—	—	—	1,115

BARRICK YEAR-END 2022	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Production and Cost Summary - Gold (continued)

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Tongon (89.7%)
Gold produced (000s oz)	63	41	54%	180	187	(4%)	255
Cost of sales ($/oz)	1,381	1,744	(21%)	1,748	1,504	16%	1,334
Total cash costs ($/oz)[b]	1,070	1,462	(27%)	1,396	1,093	28%	747
All-in sustaining costs ($/oz)[b]	1,404	1,607	(13%)	1,592	1,208	32%	791
Hemlo
Gold produced (000s oz)	38	28	36%	133	150	(11%)	223
Cost of sales ($/oz)	1,451	1,670	(13%)	1,628	1,693	(4%)	1,256
Total cash costs ($/oz)[b]	1,227	1,446	(15%)	1,409	1,388	2%	1,056
All-in sustaining costs ($/oz)[b]	1,557	1,865	(17%)	1,788	1,970	(9%)	1,423
North Mara
Gold produced (000s oz)	70	71	(1%)	263	260	1%	261
Cost of sales ($/oz)	1,030	956	8%	979	966	1%	992
Total cash costs ($/oz)[b]	758	737	3%	741	777	(5%)	702
All-in sustaining costs ($/oz)[b]	1,301	951	37%	1,028	1,001	3%	929
Buzwagi [f]
Gold produced (000s oz)					40	(100%)	84
Cost of sales ($/oz)					1,334	(100%)	1,021
Total cash costs ($/oz)[b]					1,284	(100%)	859
All-in sustaining costs ($/oz)[b]					1,291	(100%)	871
Bulyanhulu
Gold produced (000s oz)	49	48	2%	196	178	10%	44
Cost of sales ($/oz)	1,237	1,229	1%	1,211	1,079	12%	1,499
Total cash costs ($/oz)[b]	896	898	0%	868	709	22%	832
All-in sustaining costs ($/oz)[b]	1,401	1,170	20%	1,156	891	30%	895
Total Attributable to Barrick[g]
Gold produced (000s oz)	1,120	988	13%	4,141	4,437	(7%)	4,760
Cost of sales ($/oz)[h]	1,324	1,226	8%	1,241	1,093	14%	1,056
Total cash costs ($/oz)[b]	868	891	(3%)	862	725	19%	699
All-in sustaining costs ($/oz)[b]	1,242	1,269	(2%)	1,222	1,026	19%	967
a.These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
d.Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
e.As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data has been provided starting in the third quarter of 2020.
f.With the end of mining at Buzwagi in the third quarter of 2021, as previously reported, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.
g.Excludes Pierina, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 1, 2021 and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.
h.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2022	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Production and Cost Summary - Copper

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Lumwana
Copper production (millions lbs)	53	82	(35%)	267	242	10%	276
Cost of sales ($/lb)	3.56	2.19	63%	2.42	2.25	8%	2.01
C1 cash costs ($/lb)[a]	2.34	1.78	31%	1.89	1.62	17%	1.56
All-in sustaining costs ($/lb)[a]	4.86	3.50	39%	3.63	2.80	30%	2.43
Zald ívar (50%)
Copper production (millions lbs)	25	23	9%	98	97	1%	106
Cost of sales ($/lb)	3.55	3.20	11%	3.12	3.19	(2%)	2.46
C1 cash costs ($/lb)[a]	2.69	2.45	10%	2.36	2.38	(1%)	1.79
All-in sustaining costs ($/lb)[a]	3.60	2.94	22%	2.95	2.94	0%	2.25
Jabal Sayid (50%)
Copper production (millions lbs)	18	18	0%	75	76	(1%)	75
Cost of sales ($/lb)	1.72	1.58	9%	1.52	1.38	10%	1.42
C1 cash costs ($/lb)[a]	1.42	1.41	1%	1.26	1.18	7%	1.11
All-in sustaining costs ($/lb)[a]	1.54	1.52	1%	1.36	1.33	2%	1.24
Total Attributable to Barrick
Copper production (millions lbs)	96	123	(22%)	440	415	6%	457
Cost of sales ($/lb)[b]	3.19	2.30	39%	2.43	2.32	5%	2.02
C1 cash costs ($/lb)[a]	2.25	1.86	21%	1.89	1.72	10%	1.54
All-in sustaining costs ($/lb)[a]	3.98	3.13	27%	3.18	2.62	21%	2.23

a. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Operating Performance

Review of Operating Performance
Our presentation of reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). Starting in the first quarter of 2021, Goldrush was included as part of Cortez as management began reviewing the operating results and assessing performance on a combined level. The remaining operating segments, including our remaining gold and copper mines have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK YEAR-END 2022	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Nevada Gold Mines (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	36,209	43,388	(17)%	170,302	198,725	(14)%	223,148
Open pit ore	8,250	5,307	55%	24,540	37,670	(35)%	36,305
Open pit waste	26,572	36,701	(28)%	140,245	155,724	(10)%	181,675
Underground	1,387	1,380	1%	5,517	5,331	3%	5,168
Average grade (grams/tonne)
Open pit mined	1.55	1.47	5%	1.27	0.84	51%	1.14
Underground mined	9.24	8.61	7%	8.96	9.32	(4)%	9.67
Processed	2.53	2.69	(6)%	2.50	1.78	40%	2.02
Ore tonnes processed (000s)	10,052	7,594	32%	34,873	49,232	(29)%	43,174
Oxide mill	2,946	3,037	(3)%	11,964	12,334	(3)%	12,907
Roaster	1,365	1,408	(3)%	5,506	4,866	13%	5,222
Autoclave	995	1,172	(15)%	4,341	4,683	(7)%	5,418
Heap leach	4,746	1,977	140%	13,062	27,349	(52)%	19,627
Recovery rate[b]	80%	78%	3%	78%	79%	(1)%	80%
Oxide Mill[b]	76%	71%	7%	73%	77%	(5)%	73%
Roaster	86%	86%	0%	86%	86%	0%	86%
Autoclave	72%	66%	9%	67%	69%	(3)%	71%
Gold produced (000s oz)	516	425	21%	1,862	2,036	(9)%	2,131
Oxide mill	127	79	61%	350	364	(4)%	300
Roaster	265	236	12%	972	960	1%	1,070
Autoclave	94	83	13%	357	410	(13)%	468
Heap leach	30	27	11%	183	302	(39)%	293
Gold sold (000s oz)	511	424	21%	1,856	2,039	(9)%	2,134
Revenue ($ millions)	918	744	23%	3,428	3,773	(9)%	3,867
Cost of sales ($ millions)	645	531	21%	2,275	2,186	4%	2,186
Income ($ millions)	264	215	23%	1,144	1,675	(32)%	1,636
EBITDA ($ millions)[c]	426	332	28%	1,695	2,305	(26)%	2,232
EBITDA margin[d]	46%	45%	2%	49%	61%	(20)%	58%
Capital expenditures ($ millions)	169	191	(12)%	707	555	27%	583
Minesite sustaining[c]	128	163	(21)%	584	458	28%	459
Project[c]	41	28	46%	123	97	27%	124
Cost of sales ($/oz)	1,257	1,242	1%	1,210	1,072	13%	1,029
Total cash costs ($/oz)[c]	906	924	(2)%	876	705	24%	702
All-in sustaining costs ($/oz)[c]	1,179	1,333	(12)%	1,214	949	28%	941
All-in costs ($/oz)[c]	1,260	1,398	(10)%	1,280	997	28%	998
a.Barrick is the operator of Nevada Gold Mines and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.Excludes the Gold Quarry (Mill 5) concentrator.
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
d.Represents EBITDA divided by revenue.

Nevada Gold Mines includes Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon. Barrick is the operator of the joint venture and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite’s results.

BARRICK YEAR-END 2022	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Carlin (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	11,846	17,574	(33)%	67,971	75,207	(10)%	72,820
Open pit ore	1,686	2,274	(26)%	6,424	6,472	(1)%	6,054
Open pit waste	9,367	14,524	(36)%	58,267	65,507	(11)%	63,579
Underground	793	776	2%	3,280	3,228	2%	3,187
Average grade (grams/tonne)
Open pit mined	2.99	2.34	28%	2.09	0.78	168%	2.08
Underground mined	7.88	7.98	(1)%	8.03	8.85	(9)%	9.36
Processed	4.29	3.42	25%	3.60	2.97	21%	3.69
Ore tonnes processed (000s)	2,497	2,902	(14)%	11,485	14,282	(20)%	12,195
Oxide mill	617	618	0%	2,448	2,735	(10)%	2,936
Roaster	1,126	1,161	(3)%	4,528	3,616	25%	3,743
Autoclave	503	555	(9)%	2,175	2,221	(2)%	3,071
Heap leach	251	568	(56)%	2,334	5,710	(59)%	2,445
Recovery rate[b]	81%	78%	4%	78%	77%	1%	79%
Roaster	86%	85%	1%	85%	85%	0%	86%
Autoclave	46%	47%	(2)%	44%	46%	(4)%	57%
Gold produced (000s oz)	265	229	16%	966	923	5%	1,024
Oxide mill	16	10	60%	48	51	(6)%	38
Roaster	221	184	20%	780	728	7%	784
Autoclave	19	24	(21)%	91	102	(11)%	161
Heap leach	9	11	(18)%	47	42	12%	41
Gold sold (000s oz)	266	226	18%	968	922	5%	1,024
Revenue ($ millions)	467	390	20%	1,752	1,653	6%	1,812
Cost of sales ($ millions)	291	261	11%	1,063	893	19%	999
Income ($ millions)	171	123	39%	685	733	(7)%	795
EBITDA ($ millions)[c]	226	168	35%	877	903	(3)%	983
EBITDA margin[d]	48%	43%	12%	50%	55%	(9)%	54%
Capital expenditures ($ millions)	85	76	12%	306	260	18%	231
Minesite sustaining[c]	85	76	12%	306	260	18%	231
Project[c]	0	0	0%	0	0	0%	0
Cost of sales ($/oz)	1,081	1,137	(5)%	1,069	968	10%	976
Total cash costs ($/oz)[c]	878	943	(7)%	877	782	12%	790
All-in sustaining costs ($/oz)[c]	1,217	1,304	(7)%	1,212	1,087	11%	1,041
All-in costs ($/oz)[c]	1,217	1,304	(7)%	1,212	1,087	11%	1,041
a.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
b.Excludes the Gold Quarry (Mill 5) concentrator.
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
d. Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	0	4	6	10
LTIFR[8]	0.00	1.76	0.69	1.19
TRIFR[8]	2.27	2.20	2.63	3.08
Class 1[9] environmental incidents	0	0	0	0

Unfortunately, on January 23, 2023, an incident occurred at Carlin which resulted in the tragic fatality of an employee. Fatality incident investigations are underway. Please refer to page 17 for further details.

Financial Results
Q4 2022 compared to Q3 2022
Carlin's income for the fourth quarter of 2022 was 39% higher than the prior quarter mainly due to a lower cost of sales per ounce7 and higher sales volume.
Gold production in the fourth quarter of 2022 was 16% higher compared to the prior quarter. As previously

BARRICK YEAR-END 2022	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
reported, processing of higher grades mined from the Goldstrike 5th NW layback was a significant contributor to fourth quarter production. In addition, higher production was driven by higher grades mined and processed from the Goldstar open pit.
Total tonnes mined in the fourth quarter of 2022 were 33% lower compared to the prior quarter, driven primarily by a transition in open pit mining from Goldstar to Gold Quarry as per the mine schedule, resulting in longer hauls and shovel movement. In addition, mining at the Goldstrike 5th NW layback was focused on ore haulage with waste stripping completed in the prior quarter. Open pit ore tonnes mined decreased by 26% due to longer hauls. The average open pit mined grade increased by 28% compared to the prior quarter driven by the Goldstrike 5th NW layback and Goldstar. Underground mined tonnes and grade were in line with the prior quarter.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2022 were 5% and 7% lower, respectively, than the prior quarter, mainly due to higher sales volumes, partially offset by an increase in natural gas prices. In the fourth quarter of 2022, all-in sustaining costs per ounce6 was 7% lower compared to the prior quarter mainly due to lower total cash costs per ounce6, combined with lower minesite sustaining capital expenditures6 on a per ounce basis.
Capital expenditures in the fourth quarter of 2022 were 12% higher than the prior quarter driven by the timing of mobile equipment deliveries, as well as the ramp-up of spend on both the autoclave carbon-in-leach conversion and underground paste plant projects at Goldstrike, partially offset by lower capitalized stripping in the Goldstar and Goldstrike open pits as waste stripping was completed in the prior quarter.

2022 compared to 2021
Carlin's income for 2022 was 7% lower than the prior year, mainly due to an increase in cost of sales per ounce7, partially offset by higher sales volume.

INCOME AND EBITDA6,a

a The results include NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter.

Gold production in 2022 was 5% higher compared to the prior year, mainly due to higher roaster production following the previously disclosed mechanical mill failure at the Goldstrike roaster on May 26, 2021, and its impact on production in the prior year. In addition, the current year benefited from higher production at the heap leach facilities.
Total tonnes mined in 2022 decreased by 10% compared to the prior year, mainly due to lower waste tonnes mined at the open pit operations. At the Goldstar open pit, mining continued to advance in ore, resulting in lower capitalized waste tonnes mined compared to the prior year. This was partially offset by higher waste stripping at the Goldstrike 5th NW layback for most of the current year to meet tailings dam construction material requirements, as well as to provide access to higher grade ore in the fourth quarter of 2022. The average open pit grade mined increased by 168% compared to the prior year, primarily due to the advancement of mining in the Goldstrike and Goldstar open pits. Underground tonnes mined and the average grade mined were 2% higher and 9% lower, respectively, compared to the prior year, driven by a change in the mix of ore sources across the different underground operations as per the mine plan.

PRODUCTIONa (thousands of ounces)

a The results include NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter.
b Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 for 2022 were 10% and 12% higher, respectively, than the prior year due to higher input costs driven by energy and consumable prices as well as the inclusion of the Nevada mining excise tax effective July 1, 2021, which more than offset the benefit of higher sales volumes. For 2022, all-in sustaining costs per ounce6 was 11% higher than the prior year, due to the impact of higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)

a Based on the midpoint of the guidance range.

Capital expenditures in 2022 increased by 18% from the prior year driven by higher minesite sustaining capital6, which included higher spend on tailings dam construction, major improvement projects at all processing

BARRICK YEAR-END 2022	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
facilities, deliveries of mobile equipment at the open pit and underground operations, higher underground development, and higher capitalized drilling.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	966	950 - 1,030
Cost of sales[7] ($/oz)	1,069	900 - 980
Total cash costs[6] ($/oz)	877	730 - 790
All-in sustaining costs[6] ($/oz)	1,212	1,020 - 1,100

Gold production for 2022 was within the guidance range. Cost of sales per ounce7 and total cash costs per ounce6 were above the guidance range due to higher input costs, primarily driven by energy and consumable prices. All-in sustaining costs per ounce6 was higher than guidance mainly driven by higher total cash costs per ounce6 and increased minesite sustaining capital expenditures due to the same input cost drivers described above, which impacted capitalized stripping and underground development.

BARRICK YEAR-END 2022	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Cortez (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	17,427	18,896	(8)%	72,551	74,960	(3)%	85,740
Open pit ore	3,849	540	613%	7,096	15,456	(54)%	11,392
Open pit waste	13,238	17,993	(26)%	64,136	58,235	10%	73,240
Underground	340	363	(6)%	1,319	1,269	4%	1,108
Average grade (grams/tonne)
Open pit mined	1.33	0.44	202%	1.11	0.71	56%	0.56
Underground mined	10.20	9.43	8%	9.76	9.45	3%	9.86
Processed	1.82	3.21	(43)%	2.06	1.22	69%	1.41
Ore tonnes processed (000s)	4,170	1,092	282%	8,706	18,333	(53)%	13,019
Oxide mill	611	617	(1)%	2,510	2,548	(1)%	2,432
Roaster	239	247	(3)%	978	1,250	(22)%	1,479
Autoclave	n/a	n/a	n/a	n/a	10	n/a	n/a
Heap leach	3,320	228	1,356%	5,218	14,525	(64)%	9,108
Recovery rate	80%	81%	(1)%	80%	83%	(4)%	83%
Oxide Mill	77%	72%	7%	74%	78%	(5)%	75%
Roaster	84%	88%	(5)%	87%	88%	(1)%	87%
Autoclave	n/a	n/a	n/a	n/a	81%	n/a	n/a
Gold produced (000s oz)	140	98	43%	450	509	(12)%	491
Oxide mill	78	38	105%	183	192	(5)%	129
Roaster	44	52	(15)%	192	232	(17)%	286
Autoclave	n/a	n/a	n/a	n/a	1	n/a	n/a
Heap leach	18	8	125%	75	84	(11)%	76
Gold sold (000s oz)	137	99	38%	449	508	(12)%	491
Revenue ($ millions)	241	169	43%	809	913	(11)%	865
Cost of sales ($ millions)	175	105	67%	522	570	(8)%	470
Income ($ millions)	63	62	2%	277	337	(18)%	385
EBITDA ($ millions)[b]	122	90	36%	432	518	(17)%	523
EBITDA margin[c]	51%	53%	(4)%	53%	57%	(7)%	60%
Capital expenditures ($ millions)	42	80	(48)%	251	177	42%	235
Minesite sustaining[b]	22	63	(65)%	187	118	58%	145
Project[b]	20	17	18%	64	59	8%	90
Cost of sales ($/oz)	1,284	1,056	22%	1,164	1,122	4%	958
Total cash costs ($/oz)[b]	848	770	10%	815	763	7%	678
All-in sustaining costs ($/oz)[b]	1,037	1,426	(27)%	1,258	1,013	24%	998
All-in costs ($/oz)[b]	1,175	1,602	(27)%	1,400	1,129	24%	1,179
a.Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	1	0	6	7
LTIFR[8]	0.95	0.00	1.45	1.81
TRIFR[8]	3.78	1.89	4.35	2.85
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2022 compared to Q3 2022
Cortez’s income for the fourth quarter of 2022 was 2% higher than the prior quarter due to higher sales volume, largely offset by a higher cost of sales per ounce7.
Gold production in the fourth quarter of 2022 was 43% higher compared to the prior quarter. This was mainly driven by significantly higher ore tonnes mined from Crossroads and processed at the Cortez oxide mill and leach facilities, higher grades mined from Cortez Hills underground, and higher ore tonnes mined from the Goldrush development project, partially offset by lower open pit and underground stockpiles hauled and processed at the Carlin roasters.

BARRICK YEAR-END 2022	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Total tonnes mined in the fourth quarter of 2022 were 8% lower than the prior quarter. Open pit ore tonnes mined and the average grade mined were both significantly higher compared to the prior quarter, primarily driven by the transition from stripping at Crossroads (Phase 5) to oxide ore delivery, as previously disclosed, resulting in 26% lower waste tonnes mined. Underground tonnes mined were 6% lower while grade mined was 8% higher compared to the prior quarter due to mine sequencing as per the mine plan.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2022 were 22% and 10% higher, respectively, than the prior quarter, driven by the significant change in the sales mix to higher-cost open pit ounces which also carry higher depreciation expense, combined with higher energy prices. In the fourth quarter of 2022, all-in sustaining costs per ounce6 was 27% lower than the prior quarter, mainly due to lower minesite sustaining capital expenditures6, partially offset by higher total cash costs per ounce6.
Capital expenditures in the fourth quarter of 2022 were 48% lower compared to the prior quarter, mainly due to lower minesite sustaining capital expenditures6, which was driven by a decrease in capitalized waste stripping at Crossroads (Phase 5).

2022 compared to 2021
Cortez’s income in 2022 was 18% lower than the prior year, primarily due to a higher cost of sales per ounce7 and lower sales volume.

INCOME AND EBITDA6

Gold production in 2022 was 12% lower than the prior year. This was primarily driven by lower leach and refractory ore tonnes mined from both Crossroads and Pipeline, partially offset by an increase in grade from Cortez Hills underground as well as increased ore tonnes mined and processed from the Goldrush development project.
Total tonnes mined in 2022 were 3% lower, driven by lower ore tonnes mined from the three open pits (Crossroads, Cortez Pits, and Pipeline). Open pit ore tonnes mined were 54% lower compared to the prior year, primarily driven by the transition from the Pipeline pit, which ceased mining operations in the first quarter of 2022, to the next phase at Crossroads (Phase 5). Underground tonnes mined increased by 4% over the same prior year period, driven by increased development activity at Goldrush.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.
Cost of sales per ounce7 and total cash costs per ounce6 in 2022 were 4% and 7% higher, respectively, than the prior year mainly due to higher input costs driven by energy and consumable prices, as well as the inclusion of the Nevada mining excise tax effective July 1, 2021. For 2022, all-in sustaining costs per ounce6 increased by 24% compared to the prior year, driven by an increase in minesite sustaining capital expenditures6 and higher total cash costs per ounce6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)

a Based on the midpoint of the guidance range.

Capital expenditures in 2022 increased by 42% from the same prior year period, due to both higher minesite sustaining capital expenditures6 and project capital expenditures6. Minesite sustaining capital expenditures6 were 58% higher compared to the same prior year period, primarily due to an increase in capitalized waste stripping at Crossroads. Project capital expenditures6 were 8% higher due to increased development and exploration activities at Goldrush.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	450	480 - 530
Cost of sales[7] ($/oz)	1,164	970 - 1,050
Total cash costs[6] ($/oz)	815	650 - 710
All-in sustaining costs[6] ($/oz)	1,258	1,010 - 1,090

Gold production for 2022 was below the guidance range, mainly driven by delays in the ramp-up of the Goldrush development project as discussed on page 51. Cost of sales per ounce7 and total cash costs per ounce6 were above the guidance range due to lower production and sales, higher input costs driven by energy and consumable prices, as well as higher maintenance expense related to the haul truck fleet. All-in sustaining costs per ounce6 was also higher than guidance, mainly driven by higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6 due to the same input cost drivers as described above, which impacted capitalized stripping.

BARRICK YEAR-END 2022	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Turquoise Ridge (61.5%), Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	366	241	52%	1,053	8,510	(88)%	15,483
Open pit ore	107	0	100%	131	3,020	(96)%	5,150
Open pit waste	4	0	100%	4	4,656	(100)%	9,460
Underground	255	241	6%	918	834	10%	873
Average grade (grams/tonne)
Open pit mined	1.04	n/a	n/a	1.13	1.69	(33)%	2.24
Underground mined	11.90	9.48	26%	11.08	10.69	4%	10.44
Processed	4.89	3.61	35%	4.26	3.31	29%	3.42
Ore tonnes processed (000s)	602	699	(14)%	2,541	3,793	(33)%	3,613
Oxide Mill	64	82	(22)%	329	434	(24)%	458
Autoclave	492	617	(20)%	2,166	2,452	(12)%	2,346
Heap leach	46	0	100%	46	907	(95)%	809
Recovery Rate	84%	78%	8%	81%	82%	(1)%	83%
Oxide Mill	88%	89%	(1)%	84%	83%	1%	88%
Autoclave	84%	78%	8%	81%	82%	(1)%	83%
Gold produced (000s oz)	78	62	26%	282	334	(16)%	330
Oxide Mill	3	1	200%	10	16	(38)%	16
Autoclave	75	59	27%	266	307	(13)%	306
Heap leach	0	2	(100)%	6	11	(45)%	8
Gold sold (000s oz)	74	64	16%	278	337	(18)%	332
Revenue ($ millions)	130	108	20%	501	607	(17)%	589
Cost of sales ($ millions)	112	95	18%	398	378	5%	353
Income ($ millions)	17	11	55%	98	229	(57)%	229
EBITDA ($ millions)[a]	49	36	36%	208	352	(41)%	342
EBITDA margin[b]	38%	33%	15%	42%	58%	(28)%	58%
Capital expenditures ($ millions)	23	28	(18)%	97	81	20%	51
Minesite sustaining[a]	15	19	(21)%	67	47	43%	24
Project[a]	8	9	(11)%	30	34	(12)%	27
Cost of sales ($/oz)	1,518	1,509	1%	1,434	1,122	28%	1,064
Total cash costs ($/oz)[a]	1,089	1,105	(1)%	1,035	749	38%	711
All-in sustaining costs ($/oz)[a]	1,304	1,423	(8)%	1,296	892	45%	798
All-in costs ($/oz)[a]	1,424	1,559	(9)%	1,405	993	41%	879
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
b.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	1	0	8	8
LTIFR[8]	1.39	0.00	2.74	2.85
TRIFR[8]	5.56	2.70	6.84	4.63
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2022 compared to Q3 2022
Turquoise Ridge's income for the fourth quarter of 2022 was 55% higher than the prior quarter mainly due to higher sales volume.
Gold production in the fourth quarter of 2022 was 26% higher than the prior quarter, mainly due to higher underground tonnes and grades mined, combined with higher autoclave recovery, which was positively impacted by improved carbon management. This was partially offset by lower autoclave throughput, which was impacted by a maintenance shutdown that was brought forward from the first quarter of 2023.
Total tonnes mined increased in the fourth quarter of 2022 by 52% compared to the prior quarter, due to higher underground tonnes mined from Turquoise Ridge underground and remnant mining in the Vista open pit, partially offset by lower tonnes mined from Vista underground. Tonnes mined from Turquoise Ridge underground improved significantly with the commissioning of the Third Shaft completed in the fourth quarter of 2022 (refer to page 51 for more details). Tonnes processed were lower than the prior quarter driven by the maintenance shutdown at the Sage autoclave as described above. Consistent with the prior quarter, the plant processed more material than mined during the current period by drawing upon our long-term open pit stockpiles from the Vista and

BARRICK YEAR-END 2022	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mega pits. Most of this stockpile was established prior to the formation of Nevada Gold Mines.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2022 were consistent with the prior quarter as the benefit from the improvement in grade and higher recovery were largely offset by higher energy and autoclave maintenance expense. All-in sustaining costs per ounce6 were 8% lower than the prior quarter, mainly reflecting lower minesite sustaining capital expenditures6.
Capital expenditures in the fourth quarter of 2022 were 18% lower than the prior quarter, due to lower minesite sustaining capital expenditures6 and slightly lower project capital expenditures6 at the Third Shaft. Lower minesite sustaining capital6 was primarily due to reduced underground capital development activity driven by lower capital development tonnes mined as per the mine plan.

2022 compared to 2021
Turquoise Ridge’s income in 2022 was 57% lower than the prior year, mainly due to lower sales volume and a higher cost of sales per ounce7.

INCOME AND EBITDA6

Gold production in 2022 was 16% lower compared to the prior year, primarily due to lower throughput at the Sage autoclave related to previously disclosed unplanned maintenance events, partially offset by higher grades processed. In addition, the complex has transitioned to an underground-only mining operation supplemented by stockpile reclaim starting in the fourth quarter of 2021, together with residual production from the heap leach facility.
Total tonnes mined in 2022 decreased by 88% compared to the prior year. Open pit mining was largely completed in the fourth quarter of 2021, which was the source of lower grade heap leach material. This was also the driver behind the 29% increase in average grade processed compared to the prior year. Underground tonnes mined were 10% higher compared to the prior year, which benefited from increased ventilation and hoisting from the Third Shaft following the completion of commissioning in the fourth quarter of 2022.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 in 2022 were 28% and 38% higher, respectively, than the prior year due to higher maintenance expense, reduced autoclave throughput, and higher input costs driven by energy and consumable prices, as well as the inclusion of the Nevada mining excise tax effective July 1, 2021. All-in sustaining costs per ounce6 increased by 45% compared to the prior year due to higher minesite sustaining capital expenditures6 and increased total cash costs per ounce6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures in 2022 increased by 20% compared to the prior year, mainly due to an increase in minesite sustaining capital expenditures6. This was driven by the same input cost drivers as described above, which impacted underground development, as well as an overall increase in underground development tonnes mined. This was partially offset by lower project capital expenditures6 related to the Third Shaft project.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	282	330 - 370
Cost of sales[7] ($/oz)	1,434	1,110 - 1,190
Total cash costs[6] ($/oz)	1,035	770 - 830
All-in sustaining costs[6] ($/oz)	1,296	930 - 1,010

As expected and previously disclosed, gold production in 2022 was below the guidance range as operations were disrupted by maintenance events at the Sage autoclave in the second half of 2022. All cost metrics were higher than guidance mainly due to the impact of lower sales volumes, which reflected the disruptions described above, as well as higher maintenance expense and higher input costs driven by energy and consumable prices.

BARRICK YEAR-END 2022	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Nevada Gold Mines

Summary of Operating and Financial Data

						For the three months ended
	12/31/22					9/30/22
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Phoenix (61.5%)[c]	30	1,901	946	1,037	2	30	1,964	953	1,084	3
Long Canyon (61.5%)	3	1,812	616	664	0	6	1,769	662	684	0
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

Phoenix (61.5%)
Gold production for Phoenix in the fourth quarter of 2022 was in line with the prior quarter as improved grades and recovery offset lower mill throughput due to planned maintenance.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2022 were 3% and 1% lower, respectively, than the prior quarter mainly due to the impact of higher sales volume, partially offset by increased energy prices. In the fourth quarter of 2022, all-in sustaining costs per ounce6 decreased by 4% compared to the prior quarter due to lower sustaining capital expenditures6, combined with slightly lower total cash costs per ounce6.

	2022 Actual	2022 Guidance
Gold produced (000s oz)	109	90 - 120
Cost of sales[7] ($/oz)	2,039	2,000 - 2,080
Total cash costs[6] ($/oz)	914	720 - 780
All-in sustaining costs[6] ($/oz)	1,074	890 - 970

Compared to our 2022 outlook, gold production and cost of sales per ounce7 were within guidance. Total cash costs per ounce6 and all-in sustaining costs per ounce6 were above the guidance ranges mainly due to lower by-product credits from higher input costs driven by energy and consumable prices, combined with a decrease in the realized copper price6.

Long Canyon (61.5%)
Gold production for Long Canyon in the fourth quarter of 2022 was 50% lower compared to the prior quarter, reflecting the expected decrease in recoveries from the leach pad following the completion of Phase 1 mining in May 2022, as previously disclosed.
Cost of sales per ounce7 in the fourth quarter of 2022 was 2% higher mainly due to higher depreciation expense on a per ounce basis, partially offset by lower total cash costs per ounce6. Total cash costs per ounce6 and all-in sustaining costs per ounce6 were 7% and 3% lower, respectively, than the prior quarter driven by lower operating expense, partially offset by the impact of lower sales volume.
Mining of Phase 1 was completed in May 2022, followed by residual production over the remainder of the year. We continue to work on optimizing the asset’s mine life extension, including permitting activities.

	2022 Actual	2022 Guidance
Gold produced (000s oz)	55	40 - 50
Cost of sales[7] ($/oz)	1,282	1,420 - 1,500
Total cash costs[6] ($/oz)	435	540 - 600
All-in sustaining costs[6] ($/oz)	454	540 - 620
Compared to our 2022 outlook, gold production was above the top end of the guidance range. All cost metrics were well below the guidance ranges driven by higher sales volume, which more than offset inflationary pressures from higher energy and consumable prices.

BARRICK YEAR-END 2022	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Open pit tonnes mined (000s)	5,235	5,380	(3)%	19,754	24,687	(20)%	20,262
Open pit ore	2,427	1,853	31%	6,820	7,969	(14)%	6,147
Open pit waste	2,808	3,527	(20)%	12,934	16,718	(23)%	14,115
Average grade (grams/tonne)
Open pit mined	1.82	2.29	(21)%	2.23	2.41	(7)%	2.57
Processed	2.43	2.89	(16)%	2.68	3.18	(16)%	3.61
Autoclave ore tonnes processed (000s)	1,353	1,501	(10)%	5,669	5,466	4%	5,297
Recovery rate	92%	87%	6%	87%	88%	(1)%	89%
Gold produced (000s oz)	98	121	(19)%	428	488	(12)%	542
Gold sold (000s oz)	96	124	(23)%	426	497	(14)%	541
Revenue ($ millions)	173	212	(18)%	776	898	(14)%	954
Cost of sales ($ millions)	116	136	(15)%	482	445	8%	443
Income ($ millions)	47	70	(33)%	265	445	(40)%	508
EBITDA ($ millions)[b]	83	109	(24)%	411	587	(30)%	644
EBITDA margin[c]	48%	51%	(6)%	53%	65%	(18)%	68%
Capital expenditures ($ millions)	95	101	(6)%	351	311	13%	134
Minesite sustaining[b]	28	40	(30)%	124	96	29%	79
Project[b]	67	61	10%	227	215	6%	55
Cost of sales ($/oz)	1,215	1,097	11%	1,132	896	26%	819
Total cash costs ($/oz)[b]	764	733	4%	725	541	34%	504
All-in sustaining costs ($/oz)[b]	1,065	1,063	0%	1,026	745	38%	660
All-in costs ($/oz)[b]	1,757	1,554	13%	1,558	1,178	32%	761
a.Barrick is the operator of Pueblo Viejo and owns 60% with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	0	1	2	1
LTIFR[8]	0.00	0.18	0.10	0.07
TRIFR[8]	0.50	1.05	0.72	0.50
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2022 compared to Q3 2022
Pueblo Viejo’s income for the fourth quarter of 2022 was 33% lower than the prior quarter due to lower sales volume and a higher cost of sales per ounce7.
Gold production for the fourth quarter of 2022 was 19% lower than the prior quarter due to lower throughput driven by planned maintenance as well as lower grades processed in line with the mine and stockpile processing plan. This was partially offset by higher recovery.
Cost of sales per ounce7 and total cash costs per ounce6 for the fourth quarter of 2022 were 11% and 4% higher, respectively, than the prior quarter primarily reflecting the impact of lower production and sales volume as well as planned maintenance. This was combined with lower margins from third-party energy sales at the Quisqueya power plant driven by lower energy prices. The increase in cost of sales per ounce7 was also impacted by higher depreciation on a per ounce basis, resulting from the impact of lower production and sales volumes. For the fourth quarter of 2022, all-in sustaining costs per ounce6 was in line with the prior quarter, reflecting higher total cash costs per ounce6, partially offset by lower sustaining capital expenditures6.
Capital expenditures for the fourth quarter of 2022 decreased by 6% compared to the prior quarter, mainly due to lower minesite sustaining capital expenditures6 following the purchase of new mining equipment occurring in the prior quarter.

2022 compared to 2021
Pueblo Viejo’s income for 2022 was 40% lower than the prior year due to lower sales volume and a higher cost of sales per ounce7.

BARRICK YEAR-END 2022	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6
Gold production for 2022 was 12% lower than the prior year, mainly due to lower grades processed in line with the mine and stockpile processing plan, partially offset by higher tonnes processed. Pueblo Viejo once again achieved record throughput in 2022 due to improved maintenance practices and increased tonnes per operating hour, with throughput 4% higher than the previous record set in 2021.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 for 2022 increased by 26% and 34%, respectively, compared to the prior year, primarily reflecting the impact of lower grades, as described above, and higher consumable and energy prices. For 2022, all-in sustaining costs per ounce6 increased by 38% compared to the prior year, mainly reflecting higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures for 2022 increased by 13% compared to the prior year, mainly due to higher minesite sustaining capital expenditures6 related to the Llagal TSF and the purchase of new mining equipment. This was combined with increased project capital expenditures6 for the plant expansion and mine life extension project.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	428	400 - 440
Cost of sales[7] ($/oz)	1,132	1,070 - 1,150
Total cash costs[6] ($/oz)	725	670 - 730
All-in sustaining costs[6] ($/oz)	1,026	910 - 990

Gold production in 2022 was in the upper half of the guidance range. Cost of sales per ounce7 and total cash costs per ounce6 were also within the guidance ranges, despite the impact of higher consumable and energy prices. All-in sustaining costs per ounce6 was higher than the guidance range mainly driven by increased minesite sustaining capital expenditures6 largely relating to higher diesel prices and a higher strip ratio on limestone mining for the Llagal TSF.

BARRICK YEAR-END 2022	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	6,417	7,271	(12)%	30,845	33,073	(7)%	33,036
Open pit ore	927	643	44%	2,989	1,808	65%	1,698
Open pit waste	4,653	5,800	(20)%	24,560	29,050	(15)%	29,078
Underground	837	828	1%	3,296	2,215	49%	2,260
Average grade (grams/tonne)
Open pit mined	2.68	2.59	3%	2.29	3.22	(29)%	5.50
Underground mined	4.56	4.55	0%	4.58	4.68	(2)%	4.36
Processed	4.58	4.34	6%	4.59	4.79	(4)%	4.76
Ore tonnes processed (000s)	1,041	1,015	3%	4,069	4,015	1%	3,916
Recovery rate	91%	92%	(1)%	91%	91%	0%	91%
Gold produced (000s oz)	139	130	7%	547	560	(2)%	544
Gold sold (000s oz)	141	129	9%	548	558	(2)%	542
Revenue ($ millions)	245	221	11%	989	999	(1)%	966
Cost of sales ($ millions)	170	157	8%	631	585	8%	576
Income ($ millions)	70	60	17%	342	380	(10)%	358
EBITDA ($ millions)[b]	125	108	16%	547	602	(9)%	572
EBITDA margin[c]	51%	49%	4%	55%	60%	(8)%	59%
Capital expenditures ($ millions)	76	65	17%	258	238	8%	185
Minesite sustaining[b]	36	44	(18)%	152	159	(4)%	170
Project[b]	40	21	90%	106	79	34%	15
Cost of sales ($/oz)	1,216	1,220	0%	1,153	1,049	10%	1,060
Total cash costs ($/oz)[b]	822	845	(3)%	778	650	20%	666
All-in sustaining costs ($/oz)[b]	1,102	1,216	(9)%	1,076	970	11%	1,006
All-in costs ($/oz)[b]	1,386	1,385	0%	1,270	1,111	14%	1,034
a.Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c. Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	1	0	2	2
LTIFR[8]	0.22	0.00	0.11	0.11
TRIFR[8]	0.65	0.00	0.45	0.92
Class 1[9] environmental incidents	0	0	0	0

Unfortunately, on December 14, 2022, an incident occurred at Loulo-Gounkoto which resulted in the tragic fatality of a contractor. Fatality incident investigations are underway. Please refer to page 17 for further details.

Financial Results
Q4 2022 compared to Q3 2022
Loulo-Gounkoto’s income for the fourth quarter of 2022 was 17% higher than the prior quarter, mainly due to higher production and sales volume.
Gold production for the fourth quarter of 2022 was 7% higher than the prior quarter, mainly due to higher grades and tonnes processed.

Cost of sales per ounce7 for the fourth quarter of 2022 was slightly lower than the prior quarter due to a lower total cash costs per ounce6, largely offset by higher depreciation expense. Total cash costs per ounce6 were 3% lower than the prior quarter, primarily due to the impact of higher grades. For the fourth quarter of 2022, all-in sustaining costs per ounce6 decreased by 9% compared to the prior quarter, primarily reflecting lower minesite sustaining capital expenditures6, as well as lower total cash costs per ounce6.
Capital expenditures for the fourth quarter of 2022 increased by 17% compared to the prior quarter, mainly due to higher project capital expenditures6 relating to the continued development of the Gounkoto underground expansion and the solar plant expansion project, partially offset by lower minesite sustaining capital expenditures6.

2022 compared to 2021
Loulo-Gounkoto’s income for 2022 was 10% lower than the prior year, mainly due to lower sales volume and a higher cost of sales per ounce7.

BARRICK YEAR-END 2022	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6

Gold production in 2022 was 2% lower compared to the prior year, primarily due to lower grades processed in line with the mine plan, partially offset by higher tonnes processed.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 in 2022 were 10% and 20% higher, respectively, compared to the prior year, mainly due to the impact of lower grades processed, in line with the mine plan, as well as higher input costs driven by consumable and energy prices. This was combined with higher logistical expenses following the border closures imposed on Mali by the Economic Community of West African States in the first half of 2022. These sanctions were lifted in July 2022, with conditions normalizing during the third quarter of 2022. For 2022, all-in sustaining costs6 were 11% higher compared to the prior year reflecting higher total cash costs per ounce6, slightly offset by lower minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures in 2022 were 8% higher compared to the prior year, mainly due to higher project capital expenditures6 from the development of the Gounkoto underground, which is expected to commence initial stoping activities in the first quarter of 2023, as well as the start of the solar plant expansion project. This was partially offset by slightly lower minesite sustaining capital expenditures6.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	547	510 - 560
Cost of sales[7] ($/oz)	1,153	1,070 - 1,150
Total cash costs[6] ($/oz)	778	680 - 740
All-in sustaining costs[6] ($/oz)	1,076	940 - 1,020

Gold production in 2022 was in the upper half of the guidance range. All cost metrics were higher than the guidance ranges as a result of higher input costs driven by consumable and energy prices as well as logistical expenses relating to the border closures imposed on Mali by the Economic Community of West African States as described above.

BARRICK YEAR-END 2022	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	4,820	4,138	16%	16,649	14,657	14%	13,308
Open pit ore	1,028	561	83%	2,551	1,278	100%	1,380
Open pit waste	3,367	3,126	8%	12,428	11,610	7%	10,091
Underground	425	451	(6)%	1,670	1,769	(6)%	1,837
Average grade (grams/tonne)
Open pit mined	1.67	1.44	16%	1.62	2.71	(40)%	2.22
Underground mined	5.70	5.56	3%	5.62	5.63	0%	5.20
Processed	3.56	3.26	9%	3.39	3.62	(6)%	3.68
Ore tonnes processed (000s)	954	898	6%	3,495	3,503	0%	3,434
Recovery rate	89%	88%	1%	88%	90%	(2)%	90%
Gold produced (000s oz)	97	83	17%	337	366	(8)%	364
Gold sold (000s oz)	94	88	7%	332	367	(10)%	364
Revenue ($ millions)	164	152	8%	598	661	(10)%	648
Cost of sales ($ millions)	149	91	64%	413	373	11%	397
Income ($ millions)	7	45	(84)%	142	278	(49)%	244
EBITDA ($ millions)[b]	97	72	35%	320	419	(24)%	418
EBITDA margin[c]	59%	47%	26%	54%	63%	(14)%	65%
Capital expenditures ($ millions)	35	18	94%	92	70	31%	51
Minesite sustaining[b]	28	13	115%	70	54	30%	49
Project[b]	7	5	40%	22	16	38%	2
Cost of sales ($/oz)	1,570	1,047	50%	1,243	1,016	22%	1,091
Total cash costs ($/oz)[b]	617	731	(16)%	703	627	12%	608
All-in sustaining costs ($/oz)[b]	981	876	12%	948	818	16%	778
All-in costs ($/oz)[b]	1,044	940	11%	1,013	861	18%	782
a.Barrick owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c. Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	0	2	2	2
LTIFR[8]	0	0.48	0.12	0.14
TRIFR[8]	0.47	1.21	0.98	1.22
Class 1[9] environmental incidents	0	0	0	0

Unfortunately, on December 22, 2022, an incident occurred at Kibali which resulted in the tragic fatality of an employee. Fatality incident investigations are underway. Please refer to page 17 for further details.

Financial Results
Q4 2022 compared to Q3 2022
Kibali’s income for the fourth quarter of 2022 was 84% lower than the prior quarter as a result of higher cost of sales per ounce7, partially offset by higher sales volume.
Gold production for the fourth quarter of 2022 was 17% higher than the prior quarter, due to higher tonnes and grade processed.
Cost of sales per ounce7 for the fourth quarter of 2022 was 50% higher than the prior quarter due to higher depreciation expense. Total cash costs per ounce6 were 16% lower than the prior quarter, following improved grades from the open pit and underground. All-in sustaining costs per ounce6 for the fourth quarter of 2022 ended 12% higher than the prior quarter, mainly due to higher minesite sustaining capital expenditures6, partially offset by lower total cash costs per ounce6.
Capital expenditures for the fourth quarter of 2022 were 94% higher than the prior quarter, driven by the cyanide recovery plant project, initial deposits on the replacement of the underground mining fleet, as well as higher underground development.

2022 compared to 2021
Kibali’s income for 2022 was 49% lower than the prior year due to lower sales volume and a higher cost of sales per ounce7.

BARRICK YEAR-END 2022	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6

Gold production in 2022 was 8% lower compared to the prior year, mainly due to lower grades processed and a slightly lower recovery following a transition to relatively lower grade open pits as per the mine plan.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 in 2022 increased by 22% compared to the prior year due to higher depreciation expense and higher total cash costs per ounce6. Total cash costs per ounce6 were 12% higher, mainly due to higher input costs driven by higher energy prices, as well as lower grades processed as described above. For 2022, all-in sustaining costs per ounce6 was 16% higher compared to the prior year, reflecting higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures in 2022 were 31% higher compared to the prior year, due to higher minesite sustaining capital expenditures6 driven by the cyanide recovery plant project, combined with increased project capital expenditures6 related to the start of development of Lode 11000 and our investment in the Oere and Kalimva/Ikamva open pit projects that are expected to underpin future production in our life of mine plan.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	337	340 - 380
Cost of sales[7] ($/oz)	1,243	990 - 1,070
Total cash costs[6] ($/oz)	703	600 - 660
All-in sustaining costs[6] ($/oz)	948	800 - 880

Gold production in 2022 fell slightly below the low end of the guidance range due to lower than expected grades. All cost metrics were above the guidance ranges as a result of lower production and sales volumes, as well as higher input costs driven by consumable and energy prices.

BARRICK YEAR-END 2022	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Veladero (50% basis)a, Argentina

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Open pit tonnes mined (000s)	8,544	6,505	31%	30,233	37,787	(20)%	29,108
Open pit ore	3,522	3,685	(4)%	12,464	10,629	17%	13,678
Open pit waste	5,022	2,820	78%	17,769	27,158	(35)%	15,430
Average grade (grams/tonne)
Open pit mined	0.60	0.72	(17)%	0.73	0.77	(5)%	0.78
Processed	0.61	0.72	(15)%	0.68	0.77	(12)%	0.84
Heap leach ore tonnes processed (000s)	3,659	3,676	0%	14,222	11,114	28%	12,017
Gold produced (000s oz)	50	41	22%	195	172	13%	226
Gold sold (000s oz)	53	44	20%	199	206	(3)%	186
Revenue ($ millions)	95	75	27%	365	382	(4)%	333
Cost of sales ($ millions)	122	63	94%	325	262	24%	213
Income (loss) ($ millions)	(34)	12	(383)%	32	118	(73)%	114
EBITDA ($ millions)[b]	13	35	(63)%	152	203	(25)%	183
EBITDA margin[c]	14%	47%	(70)%	42%	53%	(21)%	55%
Capital expenditures ($ millions)	39	32	22%	153	142	8%	113
Minesite sustaining[b]	29	27	7%	120	136	(12)%	98
Project[b]	10	5	100%	33	6	450%	15
Cost of sales ($/oz)	2,309	1,430	61%	1,628	1,256	30%	1,151
Total cash costs ($/oz)[b]	954	893	7%	890	816	9%	748
All-in sustaining costs ($/oz)[b]	1,526	1,570	(3)%	1,528	1,493	2%	1,308
All-in costs ($/oz)[b]	1,731	1,659	4%	1,695	1,520	12%	1,390
a.Barrick owns 50% of Veladero with our joint venture partner, Shandong Gold, owning the remaining 50%. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	0	0	3	3
LTIFR[8]	0.31	0.00	0.08	0.28
TRIFR[8]	0.62	1.01	0.38	0.48
Class 1[9] environmental incidents	0	0	0	0

Minera Andina del Sol SRL, the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents occurring in March 2017, September 2016 and September 2015. Refer to note 35 to the Financial Statements for more information regarding these and related matters.

Financial Results
Q4 2022 compared to Q3 2022
Veladero’s income for the fourth quarter of 2022 was 383% lower than the third quarter of 2022, primarily due to a higher cost of sales per ounce7, partially offset by higher sales volume.
Gold production in the fourth quarter of 2022 was 22% higher following the sub-zero weather conditions in the prior quarter, as well as leaching of Phases 1 to 5.
Cost of sales per ounce7 in the fourth quarter of 2022 increased by 61% mainly due to a net realizable value impairment of leach pad inventory of $42 million. Total cash costs per ounce6 increased by 7%, mainly due to a combination of higher open pit mining activity resulting in increased maintenance, as well as higher consumable costs. This was partially offset by higher production volumes and higher capitalized stripping. In the fourth quarter of 2022, all-in sustaining costs per ounce6 was 3% lower than the prior quarter, primarily attributable to lower sustaining capital expenditures6 on a per ounce basis, partially offset by higher total cash costs per ounce6.
Capital expenditures in the fourth quarter of 2022 increased by 22% compared to the prior quarter due to higher project capital expenditures6 reflecting the commencement of construction of Phase 7A of the leach pad expansion after the winter season. This was combined with a slight increase in minesite sustaining capital expenditures6 resulting from higher capitalized stripping.

2022 compared to 2021
Veladero’s income for 2022 was 73% lower than the prior year, primarily due to a higher cost of sales per ounce7 and lower sales volume.

BARRICK YEAR-END 2022	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6

In 2022, gold production increased by 13% compared to the prior year, primarily due to the continuing ramp-up of the Phase 6 leach pad in 2022. As previously disclosed, heap leach processing operations at Veladero were reduced through the first half of 2021 while the mine transitioned to Phase 6. Gold sales were 3% lower than the prior year as we continued to actively manage the timing of sales to minimize our exposure to local currency devaluation.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

In 2022, cost of sales per ounce7 and total cash costs per ounce6 increased by 30% and 9%, respectively, compared to the prior year, mainly due to higher input costs from energy prices and higher labor and contractor expenses related to significant inflationary pressures, coupled with ongoing strict Argentine foreign exchange controls. Cost of sales per ounce7 was further impacted by higher depreciation expense and a net realizable value impairment of leach pad inventory of $42 million recorded in the fourth quarter of 2022. All-in sustaining costs per ounce6 in 2022 increased by 2% compared to the prior year, primarily due to the impact of higher total cash costs per ounce6, partially offset by lower sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)

a Based on the midpoint of the guidance range.

In 2022, capital expenditures increased by 8% compared to the prior year, mainly due to higher project capital expenditures6 related to the Phase 7A leach pad expansion. This was partially offset by lower minesite sustaining capital expenditures6 following the completion of the Phase 6 leach pad expansion in 2021.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	195	220 - 240
Cost of sales[7] ($/oz)	1,628	1,210 - 1,290
Total cash costs[6] ($/oz)	890	740 - 800
All-in sustaining costs[6] ($/oz)	1,528	1,270 - 1,350

Gold production in 2022 was below the guidance range due to lower recoveries from the leach pad. All cost metrics were above the guidance ranges mainly due to the impact of lower than expected sales volumes and higher input costs, primarily driven by energy and labor related inflationary pressures coupled with the ongoing currency restrictions as described below.

Regulatory matters
On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina. Subsequently, the Central Bank of Argentina issued Communication “A” 6770 complementing this decree. As a result, all export proceeds are required to be converted into Argentine pesos at the official Central Bank exchange rate. In addition, dividend distributions and payments to foreign suppliers require specific authorizations from the Central Bank. These currency restrictions have negatively impacted the cost profile at Veladero. We continue to optimize the timing of our gold sales to minimize our exposure to currency devaluation. Discussions continue with the Central Bank on our rights to repatriate profits.
Separately, on October 2, 2020, the Argentine government issued Decree 785/2020 that established the rate for mining export duties at 8%. On December 31, 2021, this decree was extended until December 31, 2023.

BARRICK YEAR-END 2022	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
North Mara (84% basis)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Total tonnes mined (000s)	3,493	2,188	60%	8,882	1,603	454%	3,758
Open pit ore	1,117	1,445	(23)%	4,379	116	3675%	1,484
Open pit waste	1,992	319	524%	3,035	160	1797%	1,197
Underground	384	424	(9)%	1,468	1,327	11%	1,077
Average grade (grams/tonne)
Open pit mined	2.00	1.80	11%	1.94	1.63	19%	2.14
Underground mined	3.54	3.23	10%	4.07	5.58	(27)%	6.19
Processed	3.37	3.23	4%	3.31	3.30	0%	3.45
Ore tonnes processed (000s)	717	739	(3)%	2,730	2,703	1%	2,546
Recovery rate	92%	92%	0%	91%	90%	1%	92%
Gold produced (000s oz)	70	71	(1)%	263	260	1%	261
Gold sold (000s oz)	70	70	0%	265	257	3%	269
Revenue ($ millions)	123	121	2%	479	463	3%	480
Cost of sales ($ millions)	72	67	7%	259	248	4%	267
Income ($ millions)	25	39	(36)%	177	214	(17)%	214
EBITDA ($ millions)[b]	43	54	(20)%	238	261	(9)%	290
EBITDA margin[c]	35%	45%	(22)%	50%	56%	(11)%	60%
Capital expenditures ($ millions)	51	27	89%	130	79	65%	87
Minesite sustaining[b]	36	14	157%	68	52	31%	57
Project[b]	15	13	15%	62	27	130%	30
Cost of sales ($/oz)	1,030	956	8%	979	966	1%	992
Total cash costs ($/oz)[b]	758	737	3%	741	777	(5)%	702
All-in sustaining costs ($/oz)[b]	1,301	951	37%	1,028	1,001	3%	929
All-in costs ($/oz)[b]	1,519	1,149	32%	1,265	1,105	14%	1,039
a.Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c. Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	0	1	2	1
LTIFR[8]	0.00	0.46	0.24	0.13
TRIFR[8]	0.85	1.39	0.95	0.90
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2022 compared to Q3 2022
North Mara’s income for the fourth quarter of 2022 was 36% lower than the prior quarter mainly due to a non-recurring supplies obsolescence charge. This was further impacted by a higher cost of sales per ounce7.
In the fourth quarter of 2022, gold production was in line with the prior quarter. We continued to see higher tonnes mined and cost reductions at our open pit operations with a sequential decrease in per tonne mining costs versus the prior quarter, following the successful transition to an owner miner operation earlier in 2022.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2022 were 8% and 3% higher, respectively, than the prior quarter, as we fed additional underground stockpiles to the mill, in line with our mine plan, combined with increased investment in community spend. This was partially offset by the improved open pit mining performance that focused on waste stripping at the Gena pit to support a strong start to 2023. Looking ahead, we commenced preparatory work at the Gena pit with mining of ore scheduled to begin in the first quarter of 2023. Cost of sales per ounce7 was further impacted by higher depreciation expense. All-in sustaining costs per ounce6 in the fourth quarter of 2022 was 37% higher than the prior quarter as a result of higher minesite sustaining capital expenditures6, combined with higher total cash costs per ounce6.
Capital expenditures in the fourth quarter of 2022 were 89% higher than the third quarter of 2022, driven by higher minesite sustaining capital expenditures6 mainly due to the procurement of key underground equipment in line with our automation and optimization plans. This was combined with higher project capital expenditures6 predominantly relating to the ramp-up of open pit operations.

BARRICK YEAR-END 2022	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2022 compared to 2021
North Mara’s income for 2022 was 17% lower than the prior year mainly due to the non-recurring supplies obsolescence charge as described above. This was further impacted by a marginally higher cost of sales per ounce7, partially offset by higher gold sales volumes.

INCOME AND EBITDA6

In 2022, gold production was 1% higher than the prior year as the investment in our open pit operations has delivered improvements in plant recovery, as well as tonnes and grades processed. The continued investment in our fleet replacement and an improvement in underground mining efficiency resulted in the second consecutive record year of underground tonnes mined. This also marks the second consecutive year when we have delivered improved mill throughput driven by our investment in the underground operations and the successful ramp-up of our open pit mining.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 in 2022 was 1% higher than the prior year due to higher depreciation, partially offset by lower total cash costs per ounce6. The reduction in total cash costs per ounce6 of 5% followed the continued ramp-up of both open pit and underground operations, as well as improved mill throughput, higher grades processed and higher recovery. All-in sustaining costs per ounce6 was 3% higher than the prior year, primarily due to higher minesite sustaining capital expenditures6, partially offset by lower total cash costs per ounce6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

In 2022, capital expenditures increased by 65% compared to the prior year mainly due to higher project capital expenditures6 relating to the ramp-up of open pit operations. This was combined with higher minesite sustaining capital expenditures6 relating to the investment in the open pit mining fleet and the construction of a new paste backfill plant in the underground.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	263	230 - 260
Cost of sales[7] ($/oz)	979	820 - 900
Total cash costs[6] ($/oz)	741	670 - 730
All-in sustaining costs[6] ($/oz)	1,028	930 - 1,010

Gold production in 2022 was higher than the guidance range. All cost metrics were above the guidance ranges, reflecting higher input costs driven by consumable and energy prices.

BARRICK YEAR-END 2022	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Bulyanhulu (84% basis)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change	12/31/20
Underground tonnes mined (000s)	290	262	11%	1,029	730	41%	83
Average grade (grams/tonne)
Underground mined	7.07	7.86	(10)%	7.89	9.23	(15)%	8.81
Processed	7.19	7.64	(6)%	7.78	8.95	(13)%	1.35
Ore tonnes processed (000s)	223	211	6%	837	661	27%	1,618
Recovery rate	94%	94%	0%	94%	93%	1%	62%
Gold produced (000s oz)	49	48	2%	196	178	10%	44
Gold sold (000s oz)	49	50	(2)%	205	166	23%	103
Revenue ($ millions)	91	89	2%	389	303	28%	202
Cost of sales ($ millions)	60	62	(3)%	248	179	39%	154
Income ($ millions)	13	27	(52)%	118	122	(3)%	27
EBITDA ($ millions)[b]	25	39	(36)%	168	170	(1)%	87
EBITDA margin[c]	27%	44%	(39)%	43%	56%	(23)%	43%
Capital expenditures ($ millions)	29	18	61%	81	70	16%	64
Minesite sustaining[b]	23	13	77%	56	29	93%	6
Project[b]	6	5	20%	25	41	(39)%	58
Cost of sales ($/oz)	1,237	1,229	1%	1,211	1,079	12%	1,499
Total cash costs ($/oz)[b]	896	898	0%	868	709	22%	832
All-in sustaining costs ($/oz)[b]	1,401	1,170	20%	1,156	891	30%	895
All-in costs ($/oz)[b]	1,536	1,263	22%	1,278	1,138	12%	1,459
a.Barrick owns 84% of Bulyanhulu, with the GoT owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c. Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/22	9/30/22	12/31/22	12/31/21
LTI	2	1	4	4
LTIFR[8]	1.20	0.60	0.60	0.72
TRIFR[8]	1.20	3.00	1.64	2.90
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2022 compared to Q3 2022
Bulyanhulu’s income for the fourth quarter of 2022 was 52% lower than the prior quarter mainly due to a non-recurring supplies obsolescence charge. This was further impacted by slightly lower sales volume and slightly higher cost of sales per ounce7.
In the fourth quarter of 2022, gold production was 2% higher than the prior quarter, primarily reflecting improved throughput, partially offset by lower grades.
Cost of sales per ounce7 in the fourth quarter of 2022 increased slightly by 1% due to higher depreciation expense related to the underground ramp-up, while total cash costs per ounce6 were in line with the prior quarter. All-in sustaining costs per ounce6 in the fourth quarter of 2022 was 20% higher than the prior quarter, mainly as a result of higher minesite sustaining capital expenditures6.
Capital expenditures in the fourth quarter of 2022 were 61% higher than the prior quarter, mainly due to increased minesite sustaining capital expenditures6 related to the acquisition of additional underground fleet equipment as well as deposits on equipment orders for 2023, combined with the prioritization of underground development as per our mine plan.

2022 compared to 2021
Bulyanhulu’s income for 2022 was 3% lower than the prior year, primarily due to the non-recurring supplies obsolescence charge as described above, and a higher cost of sales per ounce7. This was partially offset by higher sales volumes.

INCOME AND EBITDA6
In 2022, gold production was 10% higher than the prior year due to the successful ramp-up of the underground mining and processing operations, which was completed in the fourth quarter of 2021. Accordingly, higher tonnes were mined and processed in 2022 as the mine was in the ramp-up phase during the prior year.

BARRICK YEAR-END 2022	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 in 2022 were 12% and 22% higher, respectively, than the prior year, mainly due to higher input costs driven by consumable and energy prices as well as the impact of higher throughput. All-in sustaining costs per ounce6 was 30% higher than the prior year due to increased total cash costs per ounce6 and the impact of higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

In 2022, capital expenditures increased by 16% compared to the prior year, reflecting the higher minesite sustaining capital expenditures6 mainly from the commissioning of the new underground fleet, as well as increased capitalized drilling. This was partially offset by lower project capital expenditures6 following the successful ramp-up of underground operations in the fourth quarter of 2021.

2022 compared to Guidance

	2022 Actual	2022 Guidance
Gold produced (000s oz)	196	180 - 210
Cost of sales[7] ($/oz)	1,211	950 - 1,030
Total cash costs[6] ($/oz)	868	630 - 690
All-in sustaining costs[6] ($/oz)	1,156	850 - 930

Gold production in 2022 was slightly above the midpoint of the guidance range. All cost metrics were higher than the guidance ranges due to higher input costs driven by consumable and energy prices, combined with an update to the mine plan based on a new geological block model.

BARRICK YEAR-END 2022	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Gold

Summary of Operating and Financial Data						For the three months ended
	12/31/22					9/30/22
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Tongon (89.7%)	63	1,381	1,070	1,404	18	41	1,744	1,462	1,607	5
Hemlo	38	1,451	1,227	1,557	12	28	1,670	1,446	1,865	9
Porgera[c] (47.5%)	—	—	—	—	—	—	—	—	—	—
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.As Porgera has been on care and maintenance since April 25, 2020, no operating data or per ounce data is provided.

Tongon (89.7% basis), Côte d'Ivoire
As expected and previously guided, gold production for Tongon in the fourth quarter of 2022 was 54% higher than the prior quarter, reflecting higher grades, throughput and recoveries. Cost of sales per ounce7 in the fourth quarter of 2022 was 21% lower than the prior quarter due to lower total cash costs per ounce6, partially offset by higher depreciation expense. Total cash costs per ounce6 were 27% lower than the prior quarter, primarily due to higher grades processed. All-in sustaining costs per ounce6 in the fourth quarter of 2022 were 13% lower than the prior quarter, due to lower total cash costs per ounce6, partially offset by higher minesite sustaining capital expenditures6.

	2022 Actual	2022 Guidance
Gold produced (000s oz)	180	170 - 200
Cost of sales[7] ($/oz)	1,748	1,700 - 1,780
Total cash costs[6] ($/oz)	1,396	1,220 - 1,280
All-in sustaining costs[6] ($/oz)	1,592	1,400 - 1,480

Gold production for the full year 2022 was within the guidance range, as was cost of sales per ounce7. Total cash costs per ounce6 and all-in sustaining costs per ounce6 were both above the guidance ranges driven by lower than expected grades and recoveries and the impact of higher input costs, primarily driven by increased energy and consumable prices.

Hemlo, Ontario, Canada
Hemlo's gold production in the fourth quarter of 2022 was 36% higher than the prior quarter, primarily due to higher grades and higher ore tonnes mined due to improved underground performance. Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2022 were 13% and 15% lower, respectively, than the prior quarter due to the impact of improved production performance. All-in sustaining costs per ounce6 decreased by 17% compared to the prior quarter, primarily due to lower minesite sustaining capital expenditures6 on a per ounce basis and lower total cash costs per ounce6.

	2022 Actual	2022 Guidance
Gold produced (000s oz)	133	160-180
Cost of sales[7] ($/oz)	1,628	1,340-1,420
Total cash costs[6] ($/oz)	1,409	1,140-1,200
All-in sustaining costs[6] ($/oz)	1,788	1,510-1,590

As expected and previously disclosed, gold production in 2022 was below the guidance range, which was due to the temporary water inflow that occurred late in the second quarter of 2022 and impacted mining productivity into the third quarter of 2022. All cost metrics were higher than guidance mainly due to the impact of lower than expected sales volumes which reflected the disruptions described above, as well as higher input costs driven by energy and consumable prices.

Porgera (47.5% basis), Papua New Guinea
On April 9, 2021, BNL signed a binding Framework Agreement with PNG and Kumul Minerals, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the Commencement Agreement. The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by MRE, the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.
On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation was certified on May 30, 2022, and will come into effect following a public notice process under PNG law.
On September 13, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was executed by Porgera (Jersey) Limited, which is an affiliate

BARRICK YEAR-END 2022	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
of BNL, the state-owned Kumul Minerals (Porgera) Limited and MRE (a previous version of the Shareholders’ Agreement had been signed by the BNL and Kumul parties in April 2022 but was not signed by MRE and therefore did not take effect). The new Porgera joint venture company was incorporated on September 22, 2022, and this entity will next apply for a new SML, the receipt of which is a condition of the reopening of the Porgera mine under the Commencement Agreement.
The provisions of the Commencement Agreement will be fully implemented, and work to recommence full mine operations at Porgera will begin, following the execution of the remaining definitive agreements and satisfaction of a number of conditions. These include an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mine Development Contract to accompany the new SML that the new Porgera joint venture company will apply for. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.
Porgera was excluded from our 2022 guidance and will also be excluded from our 2023 guidance. We expect to update our guidance following both the execution of all of the definitive agreements to implement the binding Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 21 and 35 to the Financial Statements for more information.

BARRICK YEAR-END 2022	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Copper

Summary of Operating and Financial Data						For the three months ended
	12/31/22					9/30/22
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]
Lumwana	53	3.56	2.34	4.86	163	82	2.19	1.78	3.50	106
Zaldívar (50%)	25	3.55	2.69	3.60	22	23	3.20	2.45	2.94	8
Jabal Sayid (50%)	18	1.72	1.42	1.54	7	18	1.58	1.41	1.52	6
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.

Lumwana, Zambia
As expected and previously guided, copper production for Lumwana in the fourth quarter of 2022 was 35% lower compared to the prior quarter, resulting from lower grades processed in line with the mine plan and lower throughput following a planned shutdown of the mill for maintenance. Cost of sales per pound7 and C1 cash costs per pound6 in the fourth quarter of 2022 were 63% and 31% higher, respectively, than the prior quarter primarily due to higher maintenance expense associated with the mill shutdown as well as lower grades and tonnes processed. Cost of sales per pound7 was further impacted by higher depreciation expense. In the fourth quarter of 2022, all-in sustaining costs per pound6 increased by 39% compared to the prior quarter, primarily due to higher C1 cash costs per pound6 and higher minesite sustaining capital expenditures6 mainly related to new mining equipment and securing construction assembly slots for the mobile fleet in line with equipment replacement schedules.

	2022 Actual	2022 Guidance
Copper produced (M lbs)	267	250 - 280
Cost of sales[7] ($/lb)	2.42	2.20 - 2.50
C1 cash costs[6] ($/lb)	1.89	1.60 - 1.80
All-in sustaining costs[6] ($/lb)	3.63	3.10 - 3.40

Copper production for Lumwana in 2022 was in the upper half of the guidance range. Cost of sales per pound7 was also within the guidance range. C1 cash costs per pound6 was above the guidance range due to higher input costs related to higher energy and consumable prices. All-in sustaining costs per pound6 were above the guidance range primarily due to increased capitalized stripping reflecting the same input cost drivers as described above, as well as increased exploration activity following the commencement of the pre-feasibility study for the potential Super Pit expansion.

Zaldívar (50% basis), Chile
Copper production for Zaldívar in the fourth quarter of 2022 was 9% higher than the prior quarter, mainly due to improvements in chloride leach recoveries. Cost of sales per pound7 and C1 cash costs per pound6 in the fourth quarter of 2022 were 11% and 10% higher, respectively, than the prior quarter mainly due to a draw-down in higher-cost stockpiled ore, which was processed in the fourth quarter of 2022. All-in sustaining costs per pound6 increased by 22% compared to the prior quarter, primarily due to higher minesite sustaining capital expenditures6 due to the catch-up of delayed component replacement work in the previous quarter.

	2022 Actual	2022 Guidance
Copper produced (M lbs)	98	100 - 120
Cost of sales[7] ($/lb)	3.12	2.70 - 3.00
C1 cash costs[6] ($/lb)	2.36	2.00 - 2.20
All-in sustaining costs[6] ($/lb)	2.95	2.50 - 2.80

Copper production in 2022 of 98 million pounds was slightly below the guidance range, mainly due to limited heap leach stacking availability and lower than expected chloride leach performance. All cost metrics were above the guidance ranges mainly due to lower production and sales volumes, higher energy and consumable prices, as well as increased site maintenance costs.

Jabal Sayid (50% basis), Saudi Arabia
Jabal Sayid's copper production in the fourth quarter of 2022 was in line with the prior quarter. Cost of sales per pound7 in the fourth quarter of 2022 were 9% higher mainly due to higher depreciation expense. C1 cash costs per pound6 and all-in sustaining costs per pound6 were both consistent with the prior quarter.

	2022 Actual	2022 Guidance
Copper produced (M lbs)	75	70 - 80
Cost of sales[7] ($/lb)	1.52	1.40 - 1.70
C1 cash costs[6] ($/lb)	1.26	1.30 - 1.50
All-in sustaining costs[6] ($/lb)	1.36	1.30 - 1.60

Copper production in 2022 was at the midpoint of the guidance range. Cost of sales per pound7 and all-in sustaining costs per pound6 were within the guidance ranges, while C1 cash costs per pound6 was below the guidance range due to higher than expected by-product credits as well as lower shipping rates achieved.

BARRICK YEAR-END 2022	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Growth Project Updates

Goldrush Project, Nevada, USA
The FEIS was completed and all supporting material has been combined into a NOA briefing package, which was submitted to the State BLM in January 2023. After the State BLM review is complete, the NOA briefing package will then progress to the Federal BLM for review, ultimately leading to the NOA being published in the Federal Register. This milestone will commence the public comment period for the FEIS. We continue to expect the ROD to be issued by the end of the first half of 2023.
Mine development and test stoping has continued in the Redhill zone where dewatering of the orebody is not required. Development also continues on exploration drifts above the Goldrush orebody to facilitate future underground drilling platforms.
The headcount of Goldrush has ramped up through the course of 2022 and reached 80% by December 31, 2022. While good progress has been made on recruiting mobile maintenance technicians, recruitment of experienced miners remains a key focus.
As at December 31, 2022, project spend was $341 million on a 100% basis (including $11 million in the fourth quarter of 2022) on the Goldrush project, inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital (with planned commercial production now commencing in 2026), is anticipated to be within the approximate $1 billion initial capital estimate for the Goldrush project (on a 100% basis).

Turquoise Ridge Third Shaft, Nevada, USA15
Commissioning of the Third Shaft at Turquoise Ridge was completed in the fourth quarter of 2022. All three hoists, which have a hoisting capacity of 5,500 tonnes per day, were handed over to operations for production activities. Together with increased hoisting capacity, the Third Shaft will provide additional ventilation for underground mining operations as well as shorter haulage distances.
Final construction activities, including surface infrastructure will conclude in the first half of 2023, but are not expected to impact the production or hoisting capacity of the shaft. As such, this project will no longer be separately reported in this section of the MD&A.
As at December 31, 2022, project spend was $273 million (including $15 million in the fourth quarter of 2022). We now expect the total project spend to be at the low end of the estimated capital cost range of approximately $300-$330 million (100% basis).

NGM Solar Project, Nevada, USA
The TS Solar project is a 200 MW photovoltaic solar farm located adjacent to NGM’s TS Power Plant and interconnected with the existing plant transmission infrastructure. Upon completion, the project will supply renewable energy to NGM’s operations and is expected to realize 254kt of CO2 equivalent emissions reduction per annum, equating to an 8% reduction from NGM’s 2018 baseline.
Accomplishments in the fourth quarter of 2022 were focused on securing remaining long-lead materials and beginning construction. Remaining key material contracts were awarded and down payments issued to secure a delivery schedule. Site civil preparation was initiated with contractor mobilization, site earthworks, and substation foundation excavation. Contracts were awarded for electrical installation, commissioning, and quality control testing. Array engineering progressed to 90% complete for civil design and 60% complete for electrical design. In the first quarter of 2023, civil earthworks will continue, foundation pile installation will begin, and substation foundations will be completed in preparation to receive critical electrical equipment.
As at December 31, 2022, project spend was $64 million (including $20 million in the fourth quarter of 2022) out of an estimated capital cost of $290-310 million (100% basis).

Pueblo Viejo Expansion, Dominican Republic14
The Pueblo Viejo plant expansion and mine life extension project is designed to increase throughput to 14 million tonnes per annum, allowing the operation to maintain minimum average annual gold production of approximately 800,000 ounces after 2022 (100% basis).
Construction for the plant expansion is now 84% complete (up from 70% as at September 30, 2022). Earthworks and civil concrete works were 99% and 97% complete, respectively, at the end of the fourth quarter of 2022. In addition, completion for steelwork has advanced to 95% and mechanical installation to 87%. Piping and electrical installation progressed to 60% and 37%, respectively. Commissioning activities commenced in January 2023. During the first quarter of 2023, we expect to process first ore and substantially complete the commissioning of the new plant infrastructure.
The technical and social studies for additional tailings storage capacity continued to advance. Barrick completed an ESIA on one of the site alternatives, Naranjo, identified in both the Government and Barrick alternative assessments in accordance with the Dominican Republic’s terms of reference, which was submitted during the fourth quarter of 2022. We continue to expect the Government of the Dominican Republic’s decision on the ESIA during the first half of 2023.
Geotechnical drilling and site investigation are progressing as planned, the engineering progressed and a pre-feasibility study was completed during the fourth quarter of 2022. This allowed us to add 6.5 million ounces of attributable proven and probable reserves, net of depletion, and extend the mine life beyond 204012,14. Drilling and site investigation continues to allow for a feasibility level design by the end of 2023.
As at December 31, 2022, total project spend was $828 million (including $110 million in the fourth quarter of 2022) on a 100% basis. As previously disclosed, the estimated capital cost of the plant expansion and mine life extension project is now approximately $2.1 billion (on a 100% basis), which incorporates the selected TSF site submitted under the ESIA.

Veladero Phase 7 Leach Pad, Argentina
In November 2021, the Board of Minera Andina del Sol approved the Phase 7A leach pad construction project with Phase 7B subsequently approved in the third quarter of 2022. Construction on both phases will include sub-drainage and monitoring, leak collection and recirculation,

BARRICK YEAR-END 2022	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
impermeabilization, as well as pregnant leaching solution collection. Additionally, the north channel will be extended along the leach pad facility.
Construction of Phase 7A progressed well during the fourth quarter of 2022, despite a prolonged winter season. Construction is now 91% complete and more than 75% of the new construction area is already being used for ore processing.
Construction of Phase 7B commenced during the fourth quarter of 2022 and advanced to 9% by the end of the quarter. Given current inflationary and currency restriction challenges in Argentina, we have commenced a ramp-down of Phase 7B construction, since we are ahead on the construction timeline and have sufficient stacking capacity for 2023 and into the second half of 2024.
Overall, for Phase 7, as of December 31, 2022, project spend was $89 million (including $21 million in the fourth quarter of 2022) out of an estimated capital cost of $159 million (100% basis).

Veladero Power Transmission, Chile-Argentina
In 2019, we commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to Veladero to enable the operation to convert to grid power exported from Chile and cease operating the high-cost diesel generation power plant located at site. A power purchase price agreement was executed during the fourth quarter of 2019 to supply power from renewable energy that is expected to reduce CO2 equivalent emissions by 100 kt per year, translating to a significant reduction in Veladero’s carbon footprint. As previously disclosed, we completed the construction of the Veladero Power Transmission project for $54 million (100% basis).
In March 2022, a Chilean trial court issued injunctions which, among other things, prohibited the administrative authority that oversees electric projects in Chile (the Coordinador Eléctrico Nacional) from completing the procedures required to energize the Veladero Power Transmission project. In September 2022, Barrick's Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project and the plaintiff settled the dispute, and all injunctions have been lifted.
Separately, in November 2022, the Argentinian Secretary of Energy ratified a favorable six-month renewable ENRE energization and line operation permit resolution.
On December 21, 2022, the power infrastructure in Chile and Argentina was successfully energized and the Veladero mine site has since been operating using grid power. As such, this project will no longer be separately reported in this section of the MD&A.

Loulo-Gounkoto Solar Project, Mali
The scope of this project is to design, supply and install a 40 MW (48 MW peak) photovoltaic solar farm with a 36 MVA battery energy storage system. Upon completion, we expect to realize a reduction of 23 million liters of fuel, which translates to a saving of approximately 62 kt of CO2 equivalent emissions per annum. The project is designed to be implemented in two phases of 20 MW (24 MW peak) and 22 MVA battery storage each, with commissioning by the end of 2023 and end of 2024, respectively. Total project status is 47% complete (up from 32% as at September 30, 2022), with Phase 1 ramming of piles near completion and the first trackers being fitted with photovoltaic panels. Upfront procurement of hardware has enabled work on Phase 2 to commence.
As at December 31, 2022, project spend was $34 million (including $12 million in the fourth quarter of 2022) out of an expected capital cost of approximately $90 million (100% basis).

Jabal Sayid Lode 1, Saudi Arabia
The scope of this project is to develop and extract a new orebody, located less than a kilometer from the existing lode at Jabal Sayid, following the completion of a feasibility study that comfortably meets our investment criteria. The project design includes underground capital development as well as ventilation, paste plant and underground mining infrastructure upgrades with stoping to commence by mid 2023. The project is 49% complete (up from 39% as at September 30, 2022) with the raisebore development and equipping finished along with the cyclone cluster installation. The circuit is stable and performing well. A reagent plant and additional flotation cells installation will provide flexibility in dealing with the higher zinc content from this sulfide orebody.
As at December 31, 2022, project spend was $27 million (including $7 million in the fourth quarter of 2022) out of an estimated capital cost of approximately $40 million (100% basis).

Lumwana New Mobile Equipment, Zambia
During the fourth quarter of 2022, we began a transition to an owner miner fleet at Lumwana following a study which concluded that this option could result in a 20% cost reduction within the first five years versus contracted services. Separately, an owner miner strategy positions the operation well for future potential expansions including the Super Pit, which has the potential to extend Lumwana’s life into the 2060s.
With the transition, Lumwana will invest in a new fleet initially dedicated to waste stripping. During 2022, we placed the initial deposits on the owner miner fleet to secure production assembly slots, with first delivery expected in the first quarter of 2023. This owner miner transition is being executed concurrently with the Super Pit pre-feasibility study, which also commenced in the fourth quarter of 2022.
As at December 31, 2022, project spend was $27 million (all in the fourth quarter of 2022) out of an estimated capital cost of approximately $115 million.

BARRICK YEAR-END 2022	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Exploration and Mineral Resource Management

The foundation of our exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for the business - not a process. Our exploration strategy has multiple elements that all need to be in balance to deliver on Barrick's business plan for growth and long-term sustainability.
First, we seek to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick's Tier One Gold Asset1 portfolio. Third, we work to optimize the value of our major undeveloped projects and finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.
During 2022, we made significant progress in our exploration work across all regions, making a number of discoveries which are still being evaluated. In Nevada, drilling on early-stage targets in the Cortez, Carlin and Turquoise Ridge camps has confirmed the presence of anomalous mineralization with alteration and structural complexity under cover, which have the potential to vector us towards new orebodies. We continue to intersect strong mineralization around North Leeville as well as at Turf and Fourmile. We also expanded beyond our existing ground holdings in Nevada with multiple option agreements in both the United States and Canada. In Latin America, we completed a restructuring of the exploration team while targets in Peru, Dominican Republic and Argentina were re-prioritized with ongoing work delivering strong early results from a historical target, Morro Escondido, near Veladero in Argentina. In the Africa and Middle East region, we have reported robust drill intersections in Senegal and Mali around the Loulo-Gounkoto complex and have also identified material upside around Tongon, Kibali, North Mara, Jabal Sayid and Lumwana. We have a new team evaluating opportunities across the Asia-Pacific region and through 2023 we will maintain a healthy balance in our exploration focus between early-stage and advanced exploration projects in order to deliver Barrick’s growth and long-term business plan.
The following section summarizes the exploration results from the fourth quarter of 2022.

North America
Carlin, Nevada, USA16, 17, 18, 19, 20
Drilling at North Leeville focused on expanding the mineral footprint to the south and east along identified structures, infilling towards the planned development in 2023. Core drilling along strike of the previously reported NLX-22013b (27.4 meters, true width (TW) 26.3 meters, at 19.57 g/t Au) intersected sulfidized and altered target lithologies within the Merlin corridor. Results are pending for four core holes, but geological observations indicate the continued expansion of the maiden inferred resource and this is expected to continue through 2023.
At North Turf, reserve definition drilling the footwall to the prospective Veld fault continued to return significant intercepts, including 24.4 meters (TW 24.0 meters) at 6.79 g/t Au from NTC-22033 in the western exploration decline. From the eastern decline, drilling intercepted a narrow, high-grade zone of mineralization of 5.0 meters (TW 4.6 meters) at 12.10 g/t Au in NTC-22027, proximal to the NW-trending Merlin fault, interpreted to control high-grade mineralization over 700 meters away in NLX-22013b at
North Leeville (as described above). Drilling continues to further expand the reserves and resources footprint beyond Turf and into North Leeville.
Further to the west in the Little Boulder Basin, drilling at the Golden Egg target has intersected thick intervals of brecciation with overprinting hydrothermal sulfide veins in drill hole LBB-22006. While the assay results returned 40 meters of intermittent low-grade mineralization, the presence of sulphides and gold mineralization within a zone of strong brecciation is interpreted as a “near miss” defining the eastern limit of the target. Drilling is planned to continue into 2023 initially stepping out along the northeast trending corridor which remains open more than a kilometer along strike.
At Ren, the 2022 drilling program added to the existing reserves base and has also increased our understanding of the low-angle controls on mineralization within the sheared package of the Devonian Rodeo Creek, with results including 9.8 meters (TW 4.0 meters) at 5.01 g/t Au in MRC-22009. This upgrade in the model will inform our 2023 surface step-out exploration program aimed at extending the known mineralization in the Corona Corridor further to the north and northeast.
Exploration drilling to the west of Goldstrike has significantly expanded the potential along the East Bounding fault system. Two framework holes drilled in the fourth quarter of 2022 tested this fertile fault corridor over two kilometers along strike to the south of the previous successful drilling at El Niño. Both drill holes encountered strong alteration, structural complexity and breccia development with widespread low-grade mineralization and thin intercepts of higher grades up to 6.85 g/t Au (WSF-22003). The underexplored East Bounding fault corridor extends for more than seven kilometers of strike length and further wide spaced drilling is planned for 2023 to test and target high-grade opportunities down-dip from outcropping orebodies, which include Tara, Bootstrap and Arturo.
At the El Niño underground mine at Arturo, a five-hole program was completed, with geological observations that support and expand the newly identified mineral trend north of existing mining. Only one result has been returned to date: SEC-22008 intercepted 20.4 meters at 6.51 g/t in sheared and stacked lower Devonian Rodeo Creek, with mineralization remaining open towards the north. A follow-up program is planned for 2023.

Cortez, Nevada, USA21, 22
In the fourth quarter of 2022, CHUG saw a step-change in the geological understanding of the Hanson Footwall target. Following encouraging results from the third quarter of 2022, remodeling and subsequent drilling has yielded promising grades from a series of stacked and repeating layers of Silurian Roberts Mountain formation. Results to date include 24.7 meters at 6.67 g/t Au from CMX-22016 and 20.1 meters at 9.64 g/t Au from CMX-22019. Four results remain pending for the year, but the results cover a strike length of 300 meters, open to the northwest and southeast. Drilling in 2023 will infill this framework program as well as extend the footprint below the existing Cortez Hills underground infrastructure.
At the Robertson project, drilling continued to confirm geological continuity between the Gold Pan and Porphyry targets. Results to date include 4.6 meters at 3.28 g/t Au and 3.0 meters at 2.38 g/t Au in PYC-21033,

BARRICK YEAR-END 2022	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
supporting near-surface continuity of mineralization between the two deposits and ultimately, an increase in the resource footprint. At the western extent of Robertson, in the Distal target, results from previous drilling received in the fourth quarter of 2022 confirm the continuity of grade up-dip of the Distal Fault series and nearer to surface in DTL-21007 with 12.0 meters at 2.17 g/t Au, and 13.9 meters at 15.57 g/t Au in DTL-21004. These results continue to improve the resource potential, some 600 meters away from the Gold Pan deposit. Infill and further exploration drilling is planned for 2023 at Distal. Maiden reserves and an increased resource were declared as part of the 2022 Reserves and Resources Statement.

Fourmile, Nevada, USA23
At the Dorothy target, 800 meters north of the existing Fourmile resource, two drillholes have successfully intersected the most continuous zones of mineralization to date in the target area. Gold mineralization is primarily hosted within a breccia, as seen in historic drilling, but contains a much higher concentration of mineralized clasts with more consistent sulfidation. These intercepts greatly increase the potential at Dorothy as the mineralization observed is at a lower horizon than previously tested in the target area and remains open in all directions. Results from drill hole FM22-180D include 39.6 meters at 12.71 g/t Au and 5.4 meters at 17.04 g/t Au. Hole FM22-179D intersected similar brecciation with 31.7 meters at 33.67 g/t Au. Initial follow-up drilling is planned to extend a historic hole which was not drilled deep enough to test the new horizon.
Both holes also intersected shallower gold mineralization, along the Sadler Fault, a key structural control within the Fourmile resource to the south. FM22-179D returned 18.0 meters at 29.67 g/t Au and FM22-180D returned 4.0 meters at 13.62 g/t Au. Together, these intercepts are beginning to establish a thicker and more continuous zone of mineralization along this key structure in the Dorothy area as well.

Turquoise Ridge, Nevada, USA24
Fourth-quarter drilling and results at Turquoise Ridge continue to define and upgrade our understanding of the mineral controls within the BBT corridor and Getchell Fault Zone. Recent drilling continues to upgrade resource numbers within the Getchell Zone, with results including 10.0 meters (TW 9.2 meters) at 28.00 g/t Au in TUM-22813 and 10.1 meters (TW 8.7 meters) at 20.77 g/t Au in TUM-22816. Similarly, drilling along the TR Corridor has highlighted significant intercepts such as TUM-22219 (34.2 meters (TW 14.6 meters) at 12.93 g/t Au) approximately 300 meters along trend from TUM-22162 (34.8 meters (TW 15.2 meters) at 33.11 g/t Au). Infill drilling is planned to test the undrilled continuity between these two high-grade holes and potentially expand the resource here.
During the fourth quarter of 2022, results were received from the reverse circulation scout drilling program in the Fenceline target area, an alluvial material covered target straddling a legacy property boundary between the Turquoise Ridge underground mine and the Mega pit at Twin Creeks. The results from the program highlight a corridor of deep oxidation, strong geochemistry and anomalous gold, coincident with a window through the Roberts Mountains thrust fault. Follow-up core drilling began in January 2023.
Work completed within the Mega Pit at Twin Creeks has highlighted the potential for a high-grade, feeder type target at depth below the deposit. Drilling has confirmed the presence of feeder like alteration and mineralization on the extensions of primary ore controlling structures below the elevation of historic drilling. At the targeted elevation, historic drilling is very limited and deep framework drilling is planned to define the geologic and structural setting along the kilometer scale target area at depth.

Phoenix, Nevada, USA
At Phoenix, drilling immediately west and below the northern Bonanza pit has identified a 65-meter-thick downhole (TW not yet known) zone of intensely-veined and strongly-altered porphyry, with visible chalcopyrite and pyrite in veinlets and disseminated within the rockmass. Results for copper and gold assays are still pending, but geological observations suggest the potential for a previously unknown hypogene zone immediately beneath the existing (unmined) resource pit. Follow-up drilling in 2023 will target the extension and further our understanding of the potential for this zone.

Pearl String, Nevada, USA
The Pearl String property, located in the Walker Lane mineral belt of western Nevada, was acquired through an exploration agreement with the opportunity to earn a 100% interest from the underlying claim holder. In addition to the acquired ground, Barrick staked a large claim block around the property encompassing approximately 80 square kilometers of prospective ground. The property consists of a volcanic-hosted high sulfidation epithermal alteration system, outcropping to the east and mostly concealed under post mineral pediment cover to the west. There are small windows of altered and gold-bearing volcanics exposed through this cover. Work to date on the property has included geologic mapping, rock and soil sampling and collection of gravity data to map the underlying basement rock. This data will be compiled and interpreted in the first quarter of 2023, leading to target delineation and framework drill testing.

Hemlo, Canada25
A detailed re-interpretation and re-build of the geological model and resource estimation has been completed at Hemlo, better defining the geological controls of the mineralization. This has reduced the contained ounces and residual potential in the Lower B Zone while improving growth targeting in the C and E Zones, where mineralization remains open at depth. Model confirmation drilling continued at C Zone Deep during the fourth quarter of 2022, aiming to extend the mineralization down plunge. Results from this program received in the fourth quarter of 2022 include 4.6 meters at 6.06 g/t Au in 90352207, 4.1 meters at 7.60 g/t Au in 90352208, 3.2 meters at 9.12 g/t Au in 90352209, 2.8 meters at 9.85 g/t Au and 2.6 meters at 6.78 g/t Au in 90352227 and 2.7 meters at 6.38 g/t Au in 90352229. Further drilling also continued in Lower C Zone West, aiming to better define the mineralization in the area. Results include 3.5 meters at 10.57 g/t Au in drillhole 11522104 and 2.7 meters at 13.82 g/t Au in drillhole 1152295. Final assays were received for the E Zone resource expansion drilling completed in the third quarter of 2022, with results including 2.7 meters at 10.74 g/t Au in W2230 and 6.5 meters at 4.40 g/t Au in W2231.1. All these results confirm the updated model.
At the Pic Project to the west of Hemlo, a soil and till sampling and mapping program was conducted over areas of historically identified mineralization and new areas of interest. Approximately 6,600 meters of available historic

BARRICK YEAR-END 2022	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
drill core was scanned using an advanced array of sensors to measure spectral and compositional characteristics and is currently being re-logged to provide context for historical mineralization. More than 550 samples were collected in the northeast area of the property. The results will be utilized to motivate drilling planned for the summer and fall of 2023.

Uchi Belt, Canada
On the South Uchi Project, all results from the 2022 program were received during the fourth quarter of 2022. 461 till samples and 1,065 surface rock samples were analyzed during the summer field mapping and overburden drilling campaigns. The results have been disappointing, ultimately leading to the termination of the earn-in agreement with Kenorland Minerals.

Latin America & Asia-Pacific
Pueblo Viejo, Dominican Republic26, 27
Drilling at the Main Gate target in the third quarter of 2022 intersected favorable hydrothermal alteration and mineralization below cover, which identified a new target area close to the main Pueblo Viejo deposit. The target remains open over several hundred meters along a northwest trend towards the historical “ARD1” target. Drilling on this trend is underway and will continue through the first half of 2023.
At the Arroyo del Rey target to the northeast of the Pueblo Viejo deposits, the three-hole framework diamond drilling program confirmed the structurally-controlled, high-grade mineralization previously identified at surface. DPV22-872 intercepted 1.85 meters at 10.93 g/t Au from 143 meters associated with a northeast striking structure. Further drilling to test the wider Arroyo del Rey target as well as the deep extensions to the Cumba deposit are being planned.
To the east of the Mejita pit, at the Mejita Extension target, drillhole DPV22-875 intercepted 5 meters at 1.68 g/t Au from 133.5 meters, including 1.5 meters at 3.7 g/t Au without lateral continuity. This target has been downgraded.

Regional Exploration, Dominican Republic
Three new exploration concessions covering a total area of 134 km2 were granted across the Dominican Republic, within three different geological districts. At the recently granted La Laja project (located 40 kilometers west of Pueblo Viejo), a reconnaissance campaign identified three areas of interest which feature encouraging indications of hydrothermal alteration as well as gold and copper mineralization.
Follow-up field work to define the geological framework and mineralization potential is planned for the first quarter of 2023.

Veladero District, Argentina28
A diamond drill program to validate legacy RC drilling results and to improve the understanding of mineralization controls at the Morro Escondido target began in the fourth quarter of 2022. Four completed holes confirmed significant mineralization with intersections including DDH-MES-02 with 128.0 meters at 0.75 g/t Au from surface, including 9.30 meters at 4.91 g/t Au from surface; DDH-MES-01 with 107.80 meters at 0.74 g/t Au from surface; DDH-MES-04 with 41.00 meters at 1.64 g/t Au, including 4.00 meters at 8.27 g/t Au; and DDH-MES-03 with 75.5 meters at 0.52 g/t Au, including 19.50 meters at 1.04 g/t Au from surface. Concurrently, a ground geophysical Controlled Source
Audio Magnetotelluric survey was completed, revealing a large 2.87-km2-high resistivity anomaly greater than >2,000 ohm per meter, which is interpreted to represent silica alteration that is associated with mineralization. Bottle roll test analysis on surface outcrop samples yielded results showing the mineralization is potentially amenable for blending with ore from Veladero and further tests are being carried out on the new drill core. The system remains open in all directions and drilling is ongoing.
Geological work continues on other high priority projects in the district focusing on targets with the potential to impact Veladero’s mine plan. At Domo Negro, in the Ortiga trend to the north of Morro Escondido, further sampling in a high vein density area yielded encouraging gold values defining a target with gold porphyry potential at depth. At Cerro Lila, in the same trend, surface samples returned encouraging gold values, defining a target area of 500 by 1,000 meters, which is open and under cover to the east. At the Veladero Sur project, field work defined two targets, one of which is a large Veladero-type high-sulfidation system and one which has porphyry potential with a high density of quartz veinlets and associated encouraging gold values. A ground geophysical Controlled Source Audio Magnetotelluric survey is planned for the first quarter of 2023, with diamond drilling to follow.
Ground geophysics supported the target concept of the Atena-Chispas, high-sulfidation target that sits immediately south of the current Veladero Valley Leach Facility. A small proof-of-concept drill program was designed and drilling was initiated prior to end-of-year, and will continue into the first quarter of 2023.
Drilling of the Lama targets continued during the fourth quarter of 2022 with two drill rigs testing mineralization concepts at the Penelope South and Porfiada targets.

Cerro Bayo, Argentina
In Cerro Bayo prospect, detailed mapping and sampling confirmed the northwest striking mineralized structures on the project. The hydrothermal systems are preserved and close to the surface in certain parts of the property. Surface samples yielded encouraging gold results in northwest-striking veins.

Peru
At the Austral project, geological mapping, sampling, and ground geophysical surveys were completed as part of the target delineation program. Fieldwork across the project has defined two gold-bearing targets which both feature strong gold results from outcrops and have the potential to host a large deposit. RC drill testing is planned in 2023.

Porgera, Papua New Guinea
As discussed on page 10, Porgera is currently on temporary care and maintenance and consequently, all exploration activities have ceased.

Japan Gold Strategic Alliance, Japan
Focused field activities were undertaken on four of the rationalized nine projects in the portfolio, comprising prospect scale mapping, rock chip sampling and geophysical surveys.
At the Mizobe project in Kyushu, interpretation of the induced polarization survey was completed in the fourth quarter of 2022. Combined with results from prior mapping and geochemical sampling, this has resulted in three framework drill holes being planned. Drilling will target the

BARRICK YEAR-END 2022	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
margins of a graben structure, interpreted as potential fluid conduits, beneath late and post mineral volcanic and sedimentary cover sequences. Drilling is currently being permitted.
On the Ebino project, also in Kyushu, an induced polarization survey, prospect scale mapping and surface sampling was completed over the Otsuka prospect. The prospect is defined by a large area of argillic alteration localized over a fault bounded gravity anomaly along the eastern margin of the Okuchi basin, a similar geological setting to the Hishikari deposit located 12 kilometers to the south. Upon receipt and integration of analytical results, follow-up work may be planned.
On the Aibetsu project, located in Hokkaido, prospect scale mapping and rock chip sampling was completed over two areas of interest, characterized by elevated low level gold and associated pathfinder elements interpreted as leakage along low angle bedding planes, with potential for a blind system proximal to first order feeder structures. Geological observations and initial analytical results support this conceptual model, and pending remaining results, next steps may include geophysics and drill testing after the winter season.

Africa and Middle East
Senegal, Exploration29
On the Bambadji joint venture, at the Wari Target, diamond drilling is underway testing a kilometer scale alteration and mineralized system confirmed by first phase RC drilling in the third quarter of 2022 with significant intercepts such as 14.0 meters at 2.71 g/t, including 7.0 meters at 4.96 g/t (WARC004). Initial geological observations are encouraging, extending the alteration system down to 200 meter vertical depth (results pending). Alteration and mineralization styles are very similar to the Kabetea system, located 1.5 km to the south, where wide high-grade intercepts have been reported. RC drilling is planned to test the gap between the two targets and assess the potential of the combined system.
On the Dalema joint venture, scout RC drilling commenced in early 2023 to test the first prioritized targets on the permit in the prospective Faleme Domain. Meanwhile auger drilling, mapping and geophysics will continue screening the remaining parts of the project to generate additional opportunities.
Target delineation programs have commenced on the recently granted Bambadji South permit, where initial surface observations have highlighted strongly altered and sulfidized rocks that correlate with high tenor soil geochemistry anomalies; these targets will be prioritized against other opportunities for testing in the first quarter of 2023.

Loulo-Gounkoto, Mali30
At Gara West, two diamond holes were drilled beneath the pit, to test a conceptual target controlled by a plunging fold axis related to the adjacent Gara orebody. Observations confirmed the alteration system and mineralization at 350 meters vertical depth, with a high-grade intersection of 10.95 meters at 8.19 g/t, including 5.9 meters at 12.63 g/t (GWDH02). These initial results support the potential for a significant underground opportunity and will be a key focus area for early 2023. Additionally, a review of the four-kilometer-long Gara West trend, which has been tested with limited drilling, has been initiated to identify further potential in a key prospective corridor.
Scout drilling at the Hippo and Yalea Ridge South targets located south of the Yalea deposit, has confirmed a wide silica-albite alteration corridor over 1.7 kilometer strike and returned localized strong mineralized intercepts from one hole, hosted in brecciated tourminalized sandstone: YRSAC0010 returned 10 meters at 10.05 g/t, including 7 meters at 13.69 g/t, and 18 meters at 1.83 g/t. The tourmaline breccia host appears to narrow to the south with only weak intercepts reported in the other shallow drill fences located 200 meters along strike. A full integration and model update for the structural corridor is in progress to better understand the control on the high-grade mineralization in the system and identify upside potential.

Tongon, Côte d'Ivoire31
The priority at Tongon continues to be progressing satellite targets with the potential to extend the life of mine.
At Koro A2, results continue to demonstrate economic satellite potential over 500 meters strike, with significant results in the fourth quarter of 2022 including 10.00 meters at 2.49 g/t (KORC020), 12.00 meters at 2.28 g/t (KORC021) and 7.00 meters at 6.54 g/t (KORC028). The system is open along strike in both directions and at depth with further drilling planned in the first quarter of 2023.
At Jubula Main, encouraging results continue to define mineralization on multiple sub-parallel structures 0.5 kilometers from the Seydou North deposit. Best intersections include 13.41 meters at 2.74 g/t and 6.00 meters at 2.70 g/t (JBMDH002). Further analysis is scheduled after receipt of full assay results and metallurgical test work to define upside and economic potential.
At Seydou North, an update to the geological model incorporating the latest drilling has successfully led to the extension of the planned open pit and an increase to the resource. Mining operations commenced at the end of 2022.
A review of the fertile Stabilo Trend is underway to identify new high impact satellite opportunities along the over 5 km structure hosting Seydou North and several additional prospects. Targets will be prioritized prior to testing in the first quarter of 2023.

Kibali, Democratic Republic of Congo32
The remaining results have been received from the initial drill section at Mengu Hill, designed to test for the continuity of high-grade mineralization down-plunge of the previously mined open pit. MDD079W1 returned a significant intercept of 7.82 meters at 11.19 g/t, increasing the high-grade zone to 60 meters width, with mineralization still open towards the southeast and down-plunge to the northeast. Results of the first fence support the potential for a significant satellite underground project. Additional drilling is planned in the first quarter of 2023 to test the width of the mineralized shoot and the open down-plunge extension.
Drilling at Gorumbwa, adjacent to the KCD deposit commenced to test the underground potential below the historical pit. Initial results are showing strong alteration and mineralization, supporting the potential of an underground project and this work has better defined and reduced the size of historic mining voids. Drilling will continue down-plunge during early 2023.
At Oere, recent results from the deepest drillholes on the target have returned the strongest intersections to date indicating underground potential as well as highlighting conceptual potential at depth along the KZ trend in similar settings where near-surface results are weak. Significant

BARRICK YEAR-END 2022	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
results include: 8.1 meters at 11.6 g/t (ORDD0031); 19.80 meters at 6.15 g/t (ORDD0057) and 16.90 meters at 4.29 g/t (ORDD0043). The geological model is currently being updated to place the high-grade results into context prior to planning a program to assess the underground opportunity.
A scout RC program has been completed at Zambula, located on the KZ South structure. The program was designed to assess the most prospective segments of the sparsely tested shear zone for large-scale near-surface satellite potential within 15 kilometers of the Kibali mill with wide spaced drill fences. Consistent alteration and mineralization over more than two kilometers strike length and down to 150 meters vertical depth has been intersected with indications of high grades within the system. Significant results include: 15 meters at 2.13 g/t, including 5 meters at 4.61 g/t (ZBRC0009), 11 meters at 2.68 g/t, including 5 meters at 4.33 g/t (ZBTR0010), 7 meters at 2.39 g/t, including 2 meters at 5.69 g/t (ZBRC0021). Results support the potential for the structure to host a significant satellite deposit, a follow-up program, including deeper diamond drilling, is planned for the first quarter of 2023.

North Mara and Bulyanhulu, Tanzania
At North Mara, a framework drill program has commenced on the Gokona West corridor; the first holes have intersected strong ‘Gokona style’ alteration and host rocks supporting the presence of additional mineralized hydrothermal centers along the sparsely tested prospective corridor, which is concealed beneath post-mineral volcanic cover. Results are pending and the program will continue into the first quarter of 2023.
The Gokona Deeps drilling program targeting extensions at depth continued in the fourth quarter of 2022. Several drill holes have intersected mineralization outside of the currently defined mineralization wireframes, which are expected to support extensions of mineral resources. Subsequent conversion drilling will be planned in 2023 based on the results.
At Bulyanhulu, an updated geological model was developed for the northwest extension of the Bulyanhulu system. The new model has highlighted several near mine targets and initial drill testing will start early in 2023. In parallel, target delineation programs including ground geophysics, have been completed over the northern permits of the Bulyanhulu inlier. The new data will support the generation of the next phase of targets to fill the base of the resource triangle with the highest potential targets to be prioritized for drill testing early in 2023.

Egypt, Regional Exploration
In Egypt, the handover of Barrick’s third exploration license Hamash-Sukari was completed and the first-year work program has commenced. The total land package held by Barrick is now 1,675 km2 spread between the Hamash-Sukari, Fatiri and Atalla licenses. Field teams are actively screening the three licenses for indications of mineralized systems with Tier One gold system potential with the aim to execute maiden drill programs on prioritized targets later in 2023.

Lumwana
Following the successful completion of an internal preliminary economic assessment, a pre-feasibility study commenced during the fourth quarter of 2022 to further examine the potential of integrating the Chimi Super Pit with the recently drilled Lubwe deposit. To support this study, drilling continued at Lubwe to test the extents of the orebody and to support the release of a potential maiden resource. The new holes confirmed the presence of thick, higher-grade mineralization, showing the potential to grow the Lubwe starter pits, which will positively impact the potential Super Pit expansion.
Exploration drilling commenced at the Kamalamba target during the fourth quarter of 2022 and initial observations confirmed the presence of shallow chalcopyrite-mineralized schists. The program will continue through early 2023 to fully test the potential for Kamalamba to provide alternative higher-grade mill feed to support the potential Super Pit expansion. At a third near-mine target, the Kababisa geological model has been updated and exploration drilling is scheduled for early 2023.

Jabal Sayid, Kingdom of Saudi Arabia33
At Lode 1 at Jabal Sayid, drilling continues to target extensions of the recently discovered high-grade mineralization and samples have been taken for independent geometallurgical test work. Results from the fourth quarter of 2022 include 15.00 meters at 3.51% Cu (BDH1170) and 52.60 meters at 2.67% Cu (BDH1171), supporting potential resource expansion with an interim model update planned in the first quarter of 2023.
Early success at the Janob target located one kilometer southwest of Lode 1 demonstrates new mineralization potential with three drillholes completed to date intersecting near-surface VMS-style alteration and mineralization. The first result of 15.07 meters at 2.11% Cu (BDHR014) within a 41-meter-wide zone of strong Chlorite alteration demonstrates the economic potential of the target with other results pending. A geological model update and ground geophysics are planned early in 2023 to refine and advance the target.
The Umm Ad Damar exploration project was provisionally awarded to the Ma’aden-Barrick consortium following a competitive bid-process. The project, located 20 km south-east of Jabal Sayid, is prospective for VMS mineralization. Aggressive exploration programs are planned to commence early in 2023 upon issuance of the exploration license and will target either stand-alone or satellite opportunities for Jabal Sayid.

BARRICK YEAR-END 2022	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Gold
000s oz sold[a]	1,111	997	4,141	4,468	4,879
000s oz produced[a]	1,120	988	4,141	4,437	4,760
Market price ($/oz)	1,726	1,729	1,800	1,799	1,770
Realized price ($/oz)[b]	1,728	1,722	1,795	1,790	1,778
Revenue	2,535	2,277	9,920	10,738	11,670
Copper
millions lbs sold[a]	99	120	445	423	457
millions lbs produced[a]	96	123	440	415	457
Market price ($/lb)	3.63	3.51	3.99	4.23	2.80
Realized price ($/lb)[b]	3.81	3.24	3.85	4.32	2.92
Revenue	170	200	868	962	697
Other sales	69	50	225	285	228
Total revenue	2,774	2,527	11,013	11,985	12,595
a.On an attributable basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.

Our 2022 gold production of 4.14 million ounces was slightly below the guidance range of 4.2 to 4.6 million ounces. As previously disclosed, this was mainly due to lower than planned production at Turquoise Ridge where processing operations were disrupted by maintenance events at the Sage autoclave in the second half of 2022 and at Hemlo due to the temporary water inflow that occurred late in the second quarter of 2022 and impacted mining productivity into the third quarter of 2022. Gold production was also impacted by lower than expected performance from Cortez and Veladero. As expected and previously guided, copper production of 440 million pounds for 2022 was in the middle of the guidance range of 420 to 470 million pounds.

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, gold revenues increased by 11% compared to the prior quarter primarily due to higher sales volume, while prices were in line. The average realized price for the three month period ended December 31, 2022 was $1,728 per ounce versus $1,722 per ounce for the prior quarter. During the fourth quarter of 2022, the gold price ranged from $1,617 per ounce to $1,833 per ounce and closed the quarter at $1,814 per ounce. Gold prices in the fourth quarter of 2022 continued to be volatile as a result of increasing concerns over inflation, expectations of a moderation in the pace of interest rate increases, fluctuations in the price of the trade-weighted US dollar, and geopolitical concerns.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q4 2022 compared to Q3 2022

In the fourth quarter of 2022, attributable gold production was 132 thousand ounces higher than the prior quarter, primarily driven by stronger performance at Cortez due to significantly increased ore tonnes mined from Crossroads and processed at the Cortez oxide mill as well as higher grades mined from Cortez Hills; at Carlin resulting from higher grades; and at Tongon (included in the “Other” category above) reflecting higher grades, throughput and recoveries. This was partially offset by lower production at Pueblo Viejo due to decreased throughput, driven by planned maintenance and lower grades processed.
Copper revenues in the fourth quarter of 2022 decreased by 15% compared to the prior quarter, primarily due to lower copper sales volume, partially offset by a higher realized copper price6. The average market price in the fourth quarter of 2022 was $3.63 per pound versus $3.51 per pound in the prior quarter. In the fourth quarter of 2022, the realized copper price6 was higher than the market copper price due to the impact of positive provisional pricing adjustments, whereas a negative provisional pricing adjustment was recorded in the prior quarter. During the fourth quarter of 2022, the copper price ranged from $3.32 per pound to $3.91 per pound and closed the quarter at $3.80 per pound. Copper prices in the fourth quarter of 2022 were influenced by economic optimism following the lifting of some pandemic related restrictions, low copper stockpiles, and a weakening trade-weighted US dollar.
Attributable copper production in the fourth quarter of 2022 decreased by 27 million pounds compared to the prior quarter, primarily at Lumwana due to lower grades processed in line with the mine plan and decreased throughput following a planned shutdown of the mill. Attributable copper sales in the fourth quarter of 2022 were 18% lower than the prior quarter.

BARRICK YEAR-END 2022	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2022 compared to 2021
In 2022, gold revenues decreased by 8% compared to the prior year, primarily due to a decrease in sales volumes while prices were in line. The average market gold price for 2022 was $1,800 per ounce versus $1,799 per ounce in the prior year.
In 2022, attributable gold production was 4,141 thousand ounces, or 296 thousand ounces lower than the prior year, mainly due to the completion of Phase 1 mining in May 2022 at Long Canyon (included in the “Other” category below), lower grades processed at Pueblo Viejo, lower leach and refractory ore tonnes mined at Cortez, and lower throughput due to maintenance events at Turquoise Ridge. These impacts were partially offset by increased production at Carlin as the prior year was impacted by the mechanical mill failure at Carlin’s Goldstrike roaster, which occurred in May 2021. Gold sales were in line with gold production in 2022, whereas in 2021, gold sales were higher than gold production as Veladero sold a portion of its built-up gold inventory.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Year ended December 31, 2022

*Other consists primarily of Long Canyon, Buzwagi and Hemlo.

Copper revenues for 2022 were 10% lower compared to the prior year due to a lower realized copper price6, partially offset by higher copper sales volume. In 2022, the realized copper price6 was lower than the market copper price as a result of negative provisional pricing adjustments, whereas a positive provisional pricing adjustment was recorded in 2021.
Attributable copper production for 2022 was 25 million pounds higher than the prior year, mainly due to higher grades processed at Lumwana.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Gold
Site operating costs	1,286	1,161	4,678	4,218	4,421
Depreciation	506	393	1,756	1,889	1,975
Royalty expense	85	74	342	371	410
Community relations	13	10	37	26	26
Cost of sales	1,890	1,638	6,813	6,504	6,832
Cost of sales ($/oz)[a]	1,324	1,226	1,241	1,093	1,056
Total cash costs ($/oz)[b]	868	891	862	725	699
All-in sustaining costs ($/oz)[b]	1,242	1,269	1,222	1,026	967
Copper
Site operating costs	88	89	336	266	292
Depreciation	92	59	223	197	208
Royalty expense	16	23	103	103	54
Community relations	1	1	4	3	2
Cost of sales	197	172	666	569	556
Cost of sales ($/lb)[a]	3.19	2.30	2.43	2.32	2.02
C1 cash costs ($/lb)[b]	2.25	1.86	1.89	1.72	1.54
All-in sustaining costs ($/lb)[b]	3.98	3.13	3.18	2.62	2.23
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, cost of sales applicable to gold was 15% higher compared to the prior quarter, primarily as a result of higher sales volume. Our 45% interest in Kibali is equity accounted and we therefore do not include its cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold7, after including our proportionate share of cost of sales at our equity method investees, was 8% higher than the prior quarter primarily due to higher depreciation expense, partially offset by lower total cash costs6 per ounce. Total cash costs per ounce6 were 3% lower, mainly due to the impact of higher sales volume partially offset by an increase in natural gas prices at the NGM operations.
In the fourth quarter of 2022, gold all-in sustaining costs6 decreased by 2% on a per ounce basis compared to the prior quarter, primarily due to lower total cash costs per ounce6 as described above.

BARRICK YEAR-END 2022	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
In the fourth quarter of 2022, cost of sales applicable to copper was 15% higher than the prior quarter, primarily due to higher depreciation expense, partially offset by lower royalty expense at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper7 and C1 cash costs6, after including our proportionate share of cost of sales at our equity method investees, increased by 39% and 21%, respectively, compared to the prior quarter primarily due to higher maintenance expense associated with the mill shutdown as well as lower grades and tonnes processed at Lumwana. Cost of sales per pound7 was further impacted by higher depreciation expense, mainly at Lumwana.
In the fourth quarter of 2022, copper all-in sustaining costs6, which have been adjusted to include our proportionate share of equity method investees, were 27% higher per pound than the prior quarter, primarily reflecting higher minesite sustaining capital expenditures6 at Lumwana mainly related to new mining equipment, combined with higher C1 cash costs per pound6.

2022 compared to 2021
In 2022, cost of sales applicable to gold was 5% higher than the prior year primarily due to higher site operating costs driven by higher input prices for energy, labor and other consumables as a result of inflationary pressures. This was partially offset by lower sales volumes. On a per ounce basis, cost of sales applicable to gold7, after including our proportionate share of cost of sales at our equity method investees, and total cash costs per ounce6 were 14% and 19% higher, respectively, than the prior year, primarily due to higher input prices for energy, labor and consumables driven by inflationary pressures initially related to global supply chain constraints, and then exacerbated by the Russian invasion of Ukraine.
In 2022, gold all-in sustaining costs per ounce6 increased by 19% compared to the prior year primarily due to higher total cash costs per ounce6, combined with higher minesite sustaining capital expenditures6.
In 2022, cost of sales applicable to copper was 17% higher than the prior year, primarily due to higher sales volume and the same inflationary pressures as described above. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper7 and C1 cash costs6, after including our proportionate share of cost of sales at our equity method investees, increased by 5% and 10%, respectively, compared to the prior year, primarily due to higher operating costs as a result of higher input prices for energy, labor and consumables driven by inflationary pressures initially related to global supply chain constraints, and then exacerbated by the Russian invasion of Ukraine.
Copper all-in sustaining costs per pound6 was 21% higher than the prior year, primarily reflecting higher minesite sustaining capital expenditures6, combined with higher total C1 cash costs per pound6.

2022 compared to Guidance
2022 cost of sales applicable to gold7 was $1,241 per ounce, higher than our guidance range of $1,070 to $1,150 per ounce. Gold total cash costs6 for 2022 of $862 per ounce were higher than our guidance range of $730 to $790 per ounce, while all-in sustaining costs6 for 2022 of $1,222 per ounce were higher than the guidance range of $1,040 to $1,120 per ounce. All gold cost metrics were higher than the guidance ranges, as expected and previously disclosed, mainly due to higher input prices for energy, labor and consumables driven by inflationary pressures initially related to global supply chain constraints and then exacerbated by the Russian invasion of Ukraine, as well as lower production and sales volumes.
2022 cost of sales applicable to copper7 and C1 cash costs6 were $2.43 per pound and $1.89 per pound, respectively, within our guidance ranges of $2.20 to $2.50 per pound and $1.70 to $1.90 per pound, respectively. 2022 copper all-in sustaining costs6 of $3.18 per pound was higher than our guidance range of $2.70 to $3.00 per pound, mainly due to higher minesite sustaining capital expenditures6.

Capital Expendituresa

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Minesite sustaining[b,c]	557	571	2,071	1,673	1,559
Project capital expenditures[b,d]	324	213	949	747	471
Capitalized interest	10	8	29	15	24
Total consolidated capital expenditures	891	792	3,049	2,435	2,054
Attributable capital expenditures[e]	743	609	2,417	1,951	1,651
2022 Attributable capital expenditures guidance[e]			$1,900 to $2,200
a.These amounts are presented on a cash basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Includes both minesite sustaining and mine development.
d.Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.These amounts are presented on the same basis as our guidance on page 12.

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, total consolidated capital expenditures on a cash basis were 13% higher than the prior quarter due to an increase in project capital expenditures6, partially offset by a slight decrease in minesite sustaining capital expenditures6. Project capital expenditures6 increased by 52% primarily due to the investment in a new mining fleet at Lumwana, the continued development of the Gounkoto underground expansion, as well as the solar plant projects at both Loulo-Gounkoto and NGM. Minesite sustaining capital expenditures6 decreased by 2% compared to the prior quarter, primarily at Cortez due to lower capitalized waste stripping, partially offset by an increase in minesite sustaining capital expenditures6 at North Mara from the procurement of key underground equipment.

BARRICK YEAR-END 2022	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2022 compared to 2021
In 2022, total consolidated capital expenditures on a cash basis increased by 25% compared to the prior year due to an increase in both minesite sustaining capital expenditures6 and project capital expenditures6. Higher minesite sustaining capital expenditures6 of 24% were mainly due to increased capitalized waste stripping at Lumwana and Cortez, combined with higher spend on the Llagal tailings storage facility and the purchase of new mining equipment at Pueblo Viejo. Project capital expenditures6 increased by 27% compared to the prior year, mainly due to the investment in a new mining fleet at Lumwana, the ramp-up of open pit operations at North Mara and the solar plant projects at both Loulo-Gounkoto and NGM.

2022 compared to Guidance
Attributable capital expenditures for 2022 of $2,417 million was higher than the guidance range of $1,900 to $2,200 million. Attributable minesite sustaining capital expenditures6 of $1,678 million was higher than the guidance range of $1,350 to $1,550 million, mainly due to higher energy and consumable prices related to the same inflationary impacts that drove operating cost increases as described throughout this MD&A, which in particular, impacted capitalized waste stripping and underground development. Attributable project capital expenditures6 of $725 million was higher than the guidance range of $550 to $650 million, mainly due to the investment in a new mining fleet at Lumwana, which was not included in guidance for 2022, an increase in the previously disclosed capital cost for the plant expansion and mine life extension project at Pueblo Viejo, as well as the timing of expenditures relating to the Third Shaft project at Turquoise Ridge.

General and Administrative Expenses

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Corporate administration	33	26	125	118	118
Share-based compensation[a]	16	0	34	33	67
General & administrative expenses	49	26	159	151	185
2022 General & administrative expenses guidance			~$180
a.Based on US$17.21 share price as at December 31, 2022 (September 30, 2022: US$14.91; 2021: US$19.00; 2020: US$22.78).

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, general and administrative expenses increased by $23 million compared to the third quarter of 2022, primarily due to higher share-based compensation expense as a result of an increase in our share price during the fourth quarter of 2022.

2022 compared to 2021
General and administrative expenses in 2022 increased by $8 million compared to the prior year due to higher spend on external services and travel, which was lower in 2021 as a result of the Covid-19 pandemic.

2022 compared to Guidance
General and administrative expenses in 2022 were lower than guidance of ~$180 million. Corporate administration expenses of $125 million was below our guidance of ~$130 million, highlighting the continued benefit of our cost discipline, while share-based compensation expense of $34 million was lower than our guidance of ~$50 million due to the commensurate movement in our share price.

Exploration, Evaluation and Project Costs

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Global exploration and evaluation	38	25	123	122	143
Project costs:
Pascua-Lama	16	7	52	46	37
Pueblo Viejo	5	5	24	3	8
Reko Diq	9	2	14	10	7
Other	10	11	47	26	12
Corporate development	5	5	15	16	9
Global exploration and evaluation and project expense	83	55	275	223	216
Minesite exploration and evaluation	23	22	75	64	79
Total exploration, evaluation and project expenses	106	77	350	287	295
2022 E&E guidance			$180 to $200
2022 project expense guidance			$130 to $150
2022 total E&E and project expenses guidance			$310 to $350

Q4 2022 compared to Q3 2022
Exploration, evaluation and project expenses for the fourth quarter of 2022 increased by $29 million compared to the prior quarter. This was primarily due to higher project costs at Pascua-Lama as weather conditions improved and Reko Diq as the project was reconstituted, combined with higher global exploration and evaluation costs mainly at the Latin America and Asia-Pacific region due to increased drilling activity with the end of winter in the southern hemisphere.

2022 compared to 2021
Exploration, evaluation and project costs for 2022 increased by $63 million compared to the prior year, primarily due to higher project costs, mainly associated with our projects in the Latin America and Asia-Pacific region, including Pascua-Lama and Reko Diq as well as the technical and social studies for additional tailings storage capacity at Pueblo Viejo.

BARRICK YEAR-END 2022	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2022 compared to Guidance
Exploration, evaluation and project expenses for 2022 of $350 million were within the guidance range of $310 to $350 million. Exploration and evaluation costs of $198 million were within the guidance range of $180 to $200 million, while project expenses of $152 million were slightly above the guidance range of $130 to $150 million.

Finance Costs, Net

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Interest expense[a]	89	95	366	357	342
Accretion	20	18	66	48	41
(Gain)/loss on debt extinguishment	(12)	(2)	(14)	0	15
Interest capitalized	(10)	(8)	(29)	(16)	(24)
Other finance costs	2	1	6	8	1
Finance income	(38)	(31)	(94)	(42)	(28)
Finance costs, net	51	73	301	355	347
2022 finance costs, net guidance			$330 to $370
a.For the three months and year ended December 31, 2022, interest expense includes approximately $8 million and $33 million, respectively, of non-cash interest expense relating to the gold and silver streaming agreement with Royal Gold, Inc. (September 30, 2022: $8 million; 2021: $35 million; 2020: $34 million).

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, finance costs, net decreased by 30% compared to the prior quarter, mainly due to a larger gain on debt extinguishment relating to the repurchase of $319 million (notional value) of our 5.250% Notes due in 2042, which occurred in November 2022. This was combined with higher finance income earned on our cash balance resulting from an increase in market interest rates.

2022 compared to 2021
In 2022, finance costs, net were 15% lower than the prior year, primarily due to higher finance income earned on our cash balance resulting from an increase in market interest rates, combined with a gain on debt extinguishment which mainly relates to the repurchase of $319 million (notional value) of our 5.250% Notes due in 2042, which occurred in November 2022. This was partially offset by higher accretion, also due to the increase in market interest rates.

2022 compared to Guidance
Finance costs, net for 2022 of $301 million were lower than the guidance range of $330 to $370 million, mainly due to higher finance income earned on our cash balance resulting from the increase in market interest rates.

Additional Significant Statement of Income Items

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Impairment charges (reversals)	1,642	24	1,671	(63)	(269)
Loss on currency translation	4	3	16	29	50
Closed mine rehabilitation	44	(55)	(136)	18	90
Other (income) expense	(250)	(9)	(268)	(67)	(178)

Impairment Charges (Reversals)

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)
Asset impairments (reversals)
Veladero	318	0	318	0	0
Long Canyon	42	0	43	0	0
Lumwana	0	15	16	0	0
Lagunas Norte	0	0	0	(86)	0
Pueblo Viejo	0	0	0	(2)	2
Golden Sunlight	0	0	0	12	0
Hemlo	0	0	0	4	0
Tanzania	0	0	0	3	(91)
Pascua-Lama	0	0	0	1	0
Reko Diq	(120)	0	(120)	0	0
Other	1	2	4	4	21
Total asset impairment charges (reversals)	241	17	261	(64)	(68)
Goodwill
Loulo-Gounkoto	950	0	950	0	0
Total goodwill impairment charges	950	0	950	0	0
Tax effects and NCI	451	7	460	1	(201)
Total impairment charges (reversals)	1,642	24	1,671	(63)	(269)

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, we recognized $241 million (net of tax and non-controlling interests) of net impairment charges, mainly due to non-current asset impairments of $318 million (net of tax) at Veladero and $42 million (net of tax and non-controlling interests) at Long Canyon. At Veladero, we observed a decrease in the mine’s discounted cash flows reflecting higher operating and capital costs largely due to significant inflationary pressures coupled with strict Argentine foreign exchange controls, a decrease in expected recovery rates from the leach pad and an increase in the WACC primarily due to higher country risk

BARRICK YEAR-END 2022	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
and higher risk-free rates. At Long Canyon, we observed a decrease in the mine’s discounted cash flows in the updated life of mine plan, reflecting an update in the permitting timeline. In addition, we recognized a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto as we observed a decrease in the mine’s discounted cash flows reflecting higher operating and capital costs largely due to inflationary pressures and a higher WACC driven by higher interest rates as central banks have increased rates to combat inflation. These impacts were partially offset by an impairment reversal of $120 million (no tax or non-controlling interest impact) on our previously held 37.5% interest of Reko Diq as we completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province on December 15, 2022. This compares to a net impairment charge of $17 million (net of tax and non-controlling interests) in the prior quarter, mainly related to an inventory impairment at Lumwana.

2022 compared to 2021
In 2022, we recognized $261 million (net of tax and non-controlling interests) of net asset impairment charges, mainly due to non-current asset impairments of $318 million (net of tax) at Veladero and $43 million (net of tax and non-controlling interests) at Long Canyon. In addition, we recognized a goodwill impairment of $950 million related to Loulo-Gounkoto. These impacts were partially offset by an impairment reversal of $120 million (no tax or non-controlling interest impact) on our previously held 37.5% interest of Reko Diq. Details of these impairment charges and reversals have been described above. This compares to net impairment reversals of $64 million (net of tax and non-controlling interests) in 2021 mainly due to the impairment reversal at Lagunas Norte of $86 million (net of tax) resulting from the agreement to sell our 100% interest to Boroo.
Refer to note 21 to the Financial Statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

Loss on Currency Translation
Q4 2022 compared to Q3 2022
Loss on currency translation in the fourth quarter of 2022 was $4 million compared to $3 million in the prior quarter. The losses in both quarters mainly related to unrealized foreign currency translation losses from the depreciation of the Argentine peso. The fourth quarter of 2022 was also impacted by the depreciation of the Zambian kwacha, partially offset by the appreciation of the Chilean peso and West African CFA franc, while the prior quarter was partially offset by the appreciation of the Zambian kwacha. Fluctuations in these currencies versus the US dollar revalue our foreign currency denominated value-added tax receivable balances.

2022 compared to 2021
Loss on currency translation for 2022 was $16 million compared to $29 million in the prior year. The losses in both years mainly related to unrealized foreign currency losses from the Argentine peso and the Zambian kwacha, however 2022 was also partially offset by the appreciation of the Chilean peso and West African CFA franc. Fluctuations in these currencies versus the US dollar revalue our foreign currency denominated value-added tax receivable balances.
Closed mine rehabilitation
Q4 2022 compared to Q3 2022
Closed mine rehabilitation in the fourth quarter of 2022 was an expense of $44 million compared to a gain of $55 million in the prior quarter, mainly due to a decrease in the market real risk-free rate used to discount the closure provision during the current period, whereas the market real risk-free rate increased in the prior quarter.

2022 compared to 2021
Closed mine rehabilitation for 2022 was a net gain of $136 million compared to an expense of $18 million in the prior year. The gain mainly related to an increase in the market real risk-free rate used to discount the closure provision in the current period. The expense in the prior year related to a higher closure cost estimate for a closure site at NGM.

Other (Income) Expense
Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, other income was $250 million compared to $9 million in the prior quarter. Other income in the fourth quarter of 2022 mainly related to a gain of $300 million in other income as Barrick’s interest in the Reko Diq project increased from 37.5% to 50% upon the completion of the reconstitution of the Reko Diq project, as measured in reference to the sale price agreed upon by Barrick’s original partner in the Reko Diq joint venture to exit the reconstituted project. This was partially offset by supplies obsolescence at Bulyanhulu and North Mara. In the prior quarter, other income primarily related to the combined $63 million gain on the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by NGM to Gold Royalty Corp. These gains were partially offset by care and maintenance expense at Porgera, as well as litigation costs inclusive of provisions for the settlement of cases.

2022 compared to 2021
Other income was $268 million in 2022 compared to $67 million in the prior year. In 2022, we recognized a fair value gain of $300 million on the additional interest in the Reko Diq project and the combined $63 million gain on the sale of two royalty portfolios, as described above. This was partially offset by care and maintenance expenses at Porgera of $53 million and supplies obsolescence at Bulyanhulu and North Mara of $48 million. In 2021, other income mainly related to a gain on the sale of Lone Tree of $205 million, partially offset by care and maintenance expense at Porgera of $51 million, as well as a $25 million litigation settlement and $21 million supplies obsolescence expense at Buzwagi.
For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense
Income tax expense was $664 million in 2022. The unadjusted effective income tax rate for 2022 was 40% of the income before income taxes.
The underlying effective income tax rate on ordinary income for 2022 was 27% after adjusting for the impact of net impairment charges; the impact of the sale of non-current assets; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of foreign currency translation gains and losses on tax balances; the impact of the Porgera mine being placed

BARRICK YEAR-END 2022	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
on care and maintenance; the impact of the recognition and de-recognition of deferred tax assets; and the impact of other expense adjustments.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 12 to the Financial Statements.

Reconciliation to Canadian Statutory Rate
For the years ended	12/31/22	12/31/21
At 26.5% statutory rate	446	1,228
Increase (decrease) due to:
Allowances and special tax deductions[a]	(146)	(138)
Impact of foreign tax rates[b]	(146)	(84)
Non-deductible expenses / (non-taxable income)	(38)	118
Goodwill impairment charges not tax deductible	325	0
Taxable gains on sales of non-current assets	1	24
Net currency translation losses on current and deferred tax balances	59	23
Tax impact from pass-through entities and equity accounted investments	(196)	(330)
Current year tax results sheltered by previously unrecognized deferred tax assets	33	(18)
Recognition and de-recognition of deferred tax assets	15	(31)
Adjustments in respect of prior years	17	24
Increase to income tax related contingent liabilities	13	19
Impact of tax rate changes	0	66
Withholding taxes	82	110
Mining taxes	201	323
Tax impact of amounts recognized within accumulated OCI	(7)	8
Other items	5	2
Income tax expense	664	1,344
a.We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
b.We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2022 and 2021 include the following:

Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (e.g. US dollars). The most significant balances relate to Argentine and Malian tax liabilities.
In 2022, a tax expense of $59 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. In 2021, a tax expense of $23 million arose from translation losses on tax balances due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes
In 2022, we have recorded $29 million (2021: $66 million) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States. We have also recorded $36 million (2021: $33 million, related to Argentina, Saudi Arabia and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Tanzania and the United States.

Accounting for Joint Ventures and Associates
Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

Mining Taxes
Nevada Gold Mines is subject to a Net Proceeds of Minerals tax in Nevada at a rate of 5% and the tax expense recorded in 2022 was $88 million (2021: $136 million). Other significant mining taxes include the Dominican Republic’s Net Profits Interest tax, which is determined based on cash flows as defined by the Pueblo Viejo Special Lease Agreement. A tax expense of $110 million (2021: $180 million) was recorded for this in 2022. Both taxes are included on a consolidated basis in the Company's consolidated statements of income.

United States Tax Reform
In August 2022, President Joe Biden signed into law the Inflation Reduction Act (“the Act”). The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income (“AFSI”). The CAMT is effective for tax years beginning after December 31, 2022. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multi-national group.
On December 27, 2022, the US Treasury Department and the US Internal Revenue Service issued initial guidance regarding the application of the CAMT. A 60-day consultation period for business has commenced, and we are providing comments.

Impairments
A deferred tax recovery of $193 million (2021: deferred tax expense of $nil related to the impairment reversal at Lagunas Norte) was recorded related to the impairments at Veladero, Long Canyon and Lumwana. There was no tax impact from the goodwill impairment recognized at Loulo-Gounkoto.

BARRICK YEAR-END 2022	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios
($ millions, except ratios and share amounts)
As at December 31	2022	2021	2020
Total cash and equivalents	4,440	5,280	5,188
Current assets	4,025	2,969	2,955
Non-current assets	37,500	38,641	38,363
Total Assets	45,965	46,890	46,506
Current liabilities excluding short-term debt	3,107	2,071	2,200
Non-current liabilities excluding long-term debt[a]	6,787	7,362	7,441
Debt (current and long-term)	4,782	5,150	5,155
Total Liabilities	14,676	14,583	14,796
Total shareholders’ equity	22,771	23,857	23,341
Non-controlling interests	8,518	8,450	8,369
Total Equity	31,289	32,307	31,710
Total common shares outstanding (millions of shares)	1,755	1,779	1,778
Key Financial Ratios:
Current ratio[b]	2.71:1	3.95:1	3.67:1
Debt-to-equity[c]	0.15:1	0.16:1	0.16:1
a.Non-current financial liabilities as at December 31, 2022 were $5,314 million (2021: $5,578 million; 2020: $5,486 million).
b.Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at December 31, 2022, December 31, 2021 and December 31, 2020.
c.Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2022, December 31, 2021, and December 31, 2020.

Balance Sheet Review
Total assets were $46.0 billion at December 31, 2022, slightly lower than total assets at December 31, 2021.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growth through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivables, other government transaction and joint venture related receivables, and cash and equivalents.
Total liabilities at December 31, 2022 were $14.7 billion, slightly higher than total liabilities at December 31, 2021. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable.
Shareholders’ Equity

February 7, 2023	Number of shares
Common shares	1,755,349,661
Stock options	—

Financial Position and Liquidity
We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, share buybacks and dividends. To date, we have not experienced significant negative impacts to liquidity as a result of the Covid-19 pandemic.
Total cash and cash equivalents as at December 31, 2022 were $4.4 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at December 31, 2022, our total debt was $4.8 billion (debt net of cash and equivalents was $342 million) and our debt-to-equity ratio was 0.15:1.
This compares to debt as at December 31, 2021 of $5.2 billion (debt, net of cash and cash equivalents was negative $130 million), and a debt-to-equity ratio of 0.16:1.
In 2023, we have capital commitments of $396 million and expect to incur attributable sustaining and project capital expenditures6 of approximately $2,200 to $2,600 million in 2023 based on our guidance range on page 12. In 2023, we have contractual obligations and commitments of $672 million in purchase obligations for supplies and consumables. In addition, we have $291 million in interest payments and other amounts as detailed in the table on page 68. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances as necessary. As discussed on page 9, at the February 14, 2023 meeting, the Board of Directors authorized a new share buyback program for the purchase up to $1 billion of Barrick’s outstanding shares over the next 12 months. Barrick repurchased $424 million of shares in 2022 under its prior share buyback program, which was announced on February 16, 2022, and terminated in connection with the new program. In February 2022, we also announced a performance enhancement mechanism for our quarterly dividend that may result in a higher dividend based on the closing cash, net of debt position each quarter. This performance enhancement mechanism led to an additional $0.25 per share of dividends paid during 2022. We also repurchased approximately $375 million notional of debt securities during the year, including approximately $319 million notional under a successful tender transaction during the fourth quarter of 2022. We may pursue additional selective repurchases in the future.
Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization

BARRICK YEAR-END 2022	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors; and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2022, we completed an amendment and restatement of our undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2027, replacement of LIBOR with SOFR as the floating rate benchmark for setting the interest rate for any US dollar funds drawn down, and the establishment of sustainability-linked metrics. The sustainability-linked metrics incorporated into the revolving credit facility are made up of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 greenhouse gas emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR8. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. The Credit Facility was undrawn as at December 31, 2022. Both Moody’s and S&P rate Barrick’s outstanding long-term debt as investment grade. In December 2022, Moody’s upgraded Barrick’s outstanding long-term corporate credit rating to A3 from Baa1, with a stable outlook. This followed an upgrade to BBB+ from BBB by S&P in March 2022. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.01:1 as at December 31, 2022 (0.00:1 as at December 31, 2021).

Summary of Cash Inflow (Outflow)
($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Net cash provided by operating activities	795	758	3,481	4,378	5,417
Investing activities
Capital expenditures	(891)	(792)	(3,049)	(2,435)	(2,054)
Investment (purchases) sales	(1)	0	381	(46)	220
Divestitures	0	0	0	27	283
Dividends received from equity method investments	99	101	869	520	141
Other	13	52	88	37	124
Total investing outflows	(780)	(639)	(1,711)	(1,897)	(1,286)
Financing activities
Net change in debt[a]	(323)	(62)	(395)	(27)	(379)
Dividends[b]	(261)	(351)	(1,143)	(634)	(547)
Return of Capital	0	0	0	(750)	0
Net disbursements to non-controlling interests	(172)	(162)	(833)	(1,092)	(1,356)
Share buyback program	(110)	(141)	(424)	0	0
Other	51	60	191	115	28
Total financing outflows	(815)	(656)	(2,604)	(2,388)	(2,254)
Effect of exchange rate	0	(3)	(6)	(1)	(3)
Increase (decrease) in cash and equivalents	(800)	(540)	(840)	92	1,874
a.The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
b.For the three months and year ended December 31, 2022, we declared and paid dividends per share in US dollars totaling $0.15 and $0.65, respectively (September 30, 2022: declared and paid $0.20; 2021: declared and paid $0.36; 2020: declared and paid $0.31).

Q4 2022 compared to Q3 2022
In the fourth quarter of 2022, we generated $795 million in operating cash flow, compared to $758 million in the prior quarter. The increase of $37 million was primarily due to lower cash taxes paid and higher gold sales volumes. This was combined with an increase in realized copper prices6 and lower total cash costs per ounce6. These impacts were partially offset by higher interest paid as a result of the timing of semi-annual interest payments on our bonds, which occur in the second and fourth quarters. Operating cash flow was further impacted by an unfavorable movement in working capital, mainly in accounts receivable. In addition, operating cash flow was also impacted by lower copper sales volumes and higher C1 cash costs per pound6.

BARRICK YEAR-END 2022	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Cash outflows from investing activities in the fourth quarter of 2022 were $780 million, compared to $639 million in the prior quarter. The increased outflow of $141 million was primarily due an increase in capital expenditures primarily due to the investment in a new mining fleet at Lumwana, the continued development of the Gounkoto underground expansion, as well as the solar plant projects at both Loulo-Gounkoto and NGM. In addition, the prior quarter benefited from cash proceeds received of $50 million relating to the sale of a portfolio of royalties to Maverix Metals Inc.
Net financing cash outflows for the fourth quarter of 2022 amounted to $815 million, compared to $656 million in the prior quarter. The increase of $159 million is primarily due to the repurchase of $319 million (notional value) of our 5.250% Notes due in 2042 in November 2022. This was partially offset by lower dividends paid and fewer shares repurchased under our 2022 share buyback program.

2022 compared to 2021
In 2022, we generated $3,481 million in operating cash flow, compared to $4,378 million in the prior year. The decrease of $897 million was primarily due to higher gold/copper total cash costs/C1 cash costs per ounce/pound7, lower gold sales volumes and lower realized copper prices6. These impacts were partially offset by lower cash taxes paid and an increase in interest received on our cash balances resulting from an increase in market interest rates. Operating cash flow was further impacted by higher copper sales volumes.
Cash outflows from investing activities for 2022 were $1,711 million compared to $1,897 million in the prior year. The decreased outflow of $186 million was primarily due to proceeds received from investment sales, including the sale of our interest in Endeavour Mining, Skeena Resources Ltd., i-80 Gold and Perpetua Resources Corp, combined with higher dividends received from equity method investments, in particular Kibali. This was partially offset by higher capital expenditures.
Net financing cash outflows for 2022 amounted to $2,604 million, compared to $2,388 million in the prior year. The higher outflow of $216 million is primarily due to higher returns to shareholders in the form of dividends paid, based on our new performance dividend policy that commenced this year and the repurchase of shares under our share buyback program. Additionally, the current year was impacted by the repurchase of $375 million (notional value) of our 5.250% Notes due in 2042 in the third and fourth quarters of 2022. This was partially offset by the payment of a $750 million return of capital distribution in 2021 and a decrease in net disbursements paid to non-controlling interest, primarily to Newmont in relation to their interest in NGM, in 2022.

Summary of Financial Instruments[a]
As at December 31, 2022
Financial Instrument	Principal/Notional Amount		Associated Risks
			■ Interest rate
Cash and equivalents	$4,440	million	■ Credit
			■ Credit
Accounts receivable	$554	million	■ Market
			■ Interest rate
Notes receivable	$160	million	■ Credit
			■ Interest rate
Norte Abierto joint venture partner receivable	$172	million	■ Credit
			■ Interest rate
Restricted cash	$1,096	million	■ Credit
			■ Liquidity
Derivative assets	$59	million	■ Market
Other investments	$112	million	■ Liquidity
Accounts payable	$1,556	million	■ Liquidity
Debt	$4,804	million	■ Interest rate
Other liabilities	$1,562	million	■ Liquidity
Restricted share units	$26	million	■ Market
Deferred share units	$14	million	■ Market
a.Refer to notes 25, 26 and 28 to the Financial Statements for more information regarding financial instruments, fair value measurements and financial risk management, respectively.

BARRICK YEAR-END 2022	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Commitments and Contingencies

Litigation and Claims
We are currently subject to various litigation proceedings as disclosed in note 35 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.
Contractual Obligations and Commitments
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at December 31, 2022
	2023	2024	2025	2026	2027	2028 and thereafter	Total
Debt[a]
Repayment of principal	0	0	12	47	0	4,675	4,734
Capital leases	13	9	9	9	8	22	70
Interest	291	290	289	286	282	3,250	4,688
Provisions for environmental rehabilitation[b]	227	152	104	99	111	1,982	2,675
Restricted share units	20	6	0	0	0	0	26
Pension benefits and other post-retirement benefits	5	5	5	5	5	40	65
Purchase obligations for supplies and consumables[c]	672	245	177	165	158	336	1,753
Capital commitments[d]	396	3	0	0	0	0	399
Social development costs[e]	19	23	10	8	4	45	109
Other obligations[f]	36	36	49	56	42	480	699
Total	1,679	769	655	675	610	10,830	15,218
a.Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2022. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
b.Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure supply of consumables such as acid and cyanide for our production process.
d.Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.Social development costs - Includes a commitment of $14 million in 2028 and thereafter related to the funding of a power transmission line in Argentina.
f.Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp., and minimum royalty payments.

BARRICK YEAR-END 2022	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Review of Quarterly Results

Quarterly Informationa

	2022				2021
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	2,774	2,527	2,859	2,853	3,310	2,826	2,893	2,956
Realized price per ounce – gold[b]	1,728	1,722	1,861	1,876	1,793	1,771	1,820	1,777
Realized price per pound – copper[b]	3.81	3.24	3.72	4.68	4.63	3.98	4.57	4.12
Cost of sales	2,093	1,815	1,850	1,739	1,905	1,768	1,704	1,712
Net (loss) earnings	(735)	241	488	438	726	347	411	538
Per share (dollars)[c]	(0.42)	0.14	0.27	0.25	0.41	0.20	0.23	0.30
Adjusted net earnings[b]	220	224	419	463	626	419	513	507
Per share (dollars)[b,c]	0.13	0.13	0.24	0.26	0.35	0.24	0.29	0.29
Operating cash flow	795	758	924	1,004	1,387	1,050	639	1,302
Cash consolidated capital expenditures[d]	891	792	755	611	669	569	658	539
Free cash flow[b]	(96)	(34)	169	393	718	481	(19)	763
a.Sum of all the quarters may not add up to the annual total due to rounding.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
c.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d. Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets1. This, combined with a trend of historically elevated gold and copper prices, has resulted in strong operating cash flows over several quarters. The positive free cash flow6 generated, together with the proceeds from various divestitures, have allowed us to continue to strengthen our balance sheet and to increase returns to shareholders.
Net earnings has also been impacted by the following items in each quarter which have been excluded from adjusted net earnings6. In the fourth quarter of 2022, we recorded a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-
current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon. In addition, we recorded an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project. In the fourth quarter of 2021, we recorded a gain of $118 million (net of tax and non-controlling interest) related to the disposition of Lone Tree. In the first quarter of 2021, we recorded a net impairment reversal of $86 million (no tax impact) at Lagunas Norte following the agreement to sell our 100% interest of the mine to Boroo.

BARRICK YEAR-END 2022	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The management of Barrick, at the direction of our President and Chief Executive Officer and Senior Executive Vice-President, Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2022.
Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2022 will be included in Barrick’s 2022 Annual Report and its 2022 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 to the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 to the accompanying Financial Statements.

BARRICK YEAR-END 2022	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:
■Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
■Acquisition/disposition gains/losses;
■Foreign currency translation gains/losses;
■Significant tax adjustments;
■Other items that are not indicative of the underlying operating performance of our core mining business; and
■Tax effect and non-controlling interest of the above items.
Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.
As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended
($ millions, except per share amounts in dollars)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Net (loss) earnings attributable to equity holders of the Company	(735)	241	432	2,022	2,324
Impairment charges (reversals) related to non-current assets[a]	1,642	24	1,671	(63)	(269)
Acquisition/disposition gains[b]	(319)	(64)	(405)	(213)	(180)
Loss on currency translation	4	3	16	29	50
Significant tax adjustments[c]	(4)	44	95	125	(119)
Other expense (income) adjustments[d]	126	(27)	17	73	71
Non-controlling interest[e]	(271)	4	(274)	64	(12)
Tax effect[e]	(223)	(1)	(226)	28	177
Adjusted net earnings	220	224	1,326	2,065	2,042
Net (loss) earnings per share[f]	(0.42)	0.14	0.24	1.14	1.31
Adjusted net earnings per share[f]	0.13	0.13	0.75	1.16	1.15
a.Net impairment charges for the three month period and year ended December 31, 2022 primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq. Net impairment charges for the prior year mainly relate to non-current asset reversals at Lagunas Norte.
b.Acquisition/disposition gains for the three month period and year ended December 31, 2022 primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%. The year ended December 31, 2022 was further impacted by the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by NGM to Gold Royalty Corp. Acquisition/disposition gains for the prior year primarily relate to the gain on the sale of Lone Tree.
c.Significant tax adjustments in the current year primarily relate to deferred tax recovery as a result of net impairment charges; foreign currency translation gains and losses on tax balances; the Porgera mine continuing to be on care and maintenance; updates to the rehabilitation provision for our non-operating mines; and the recognition and de-recognition of deferred tax assets. In 2021, significant tax adjustments primarily relate to deferred tax expense as a result of tax reform measures in Argentina, the foreign exchange impact on current tax expense in Peru and the remeasurement of current and deferred tax balances, the acquisition of the 40% interest in South Arturo that NGM did not already own, the sale of Lagunas Norte, the settlement of the Massawa Senegalese tax dispute and the recognition/derecognition of our deferred taxes in various jurisdictions.
d.Other expense adjustments for the three month period and year ended December 31, 2022 mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara. The prior year was impacted by care and maintenance expenses at Porgera and a $25 million litigation settlement.
e.Non-controlling interest and tax effect for the current year primarily relates to impairment charges (reversals) related to non-current assets.
f.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

BARRICK YEAR-END 2022	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Free Cash Flow
Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.
Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	For the three months ended		For the years ended
($ millions)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Net cash provided by operating activities	795	758	3,481	4,378	5,417
Capital expenditures	(891)	(792)	(3,049)	(2,435)	(2,054)
Free cash flow	(96)	(34)	432	1,943	3,363

Capital Expenditures
Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

	For the three months ended		For the years ended
($ millions)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Minesite sustaining capital expenditures	557	571	2,071	1,673	1,559
Project capital expenditures	324	213	949	747	471
Capitalized interest	10	8	29	15	24
Total consolidated capital expenditures	891	792	3,049	2,435	2,054

BARRICK YEAR-END 2022	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.
Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.
All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.
We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.
Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.
In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.
C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK YEAR-END 2022	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

		For the three months ended		For the years ended
($ millions, except per ounce information in dollars)	Footnote	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Cost of sales applicable to gold production		1,890	1,638	6,813	6,504	6,832
Depreciation		(506)	(393)	(1,756)	(1,889)	(1,975)
Cash cost of sales applicable to equity method investments		56	61	222	217	222
By-product credits		(69)	(50)	(225)	(285)	(228)
Non-recurring items	a	(23)	0	(23)	0	1
Other	b	7	(7)	(23)	(48)	(129)
Non-controlling interests	c	(393)	(360)	(1,442)	(1,261)	(1,312)
Total cash costs		962	889	3,566	3,238	3,411
General & administrative costs		49	26	159	151	185
Minesite exploration and evaluation costs	d	23	22	75	64	79
Minesite sustaining capital expenditures	e	557	571	2,071	1,673	1,559
Sustaining leases		11	12	38	41	31
Rehabilitation - accretion and amortization (operating sites)	f	14	12	50	50	46
Non-controlling interest, copper operations and other	g	(239)	(264)	(900)	(636)	(594)
All-in sustaining costs		1,377	1,268	5,059	4,581	4,717
Global exploration and evaluation and project expense	d	83	55	275	223	216
Community relations costs not related to current operations		0	0	0	0	1
Project capital expenditures	e	324	213	949	747	471
Non-sustaining leases		0	0	0	0	4
Rehabilitation - accretion and amortization (non-operating sites)	f	6	5	19	13	10
Non-controlling interest and copper operations and other	g	(130)	(71)	(327)	(240)	(157)
All-in costs		1,660	1,470	5,975	5,324	5,262
Ounces sold - equity basis (000s ounces)	h	1,111	997	4,141	4,468	4,879
Cost of sales per ounce	i,j	1,324	1,226	1,241	1,093	1,056
Total cash costs per ounce	j	868	891	862	725	699
Total cash costs per ounce (on a co-product basis)	j,k	908	925	897	765	727
All-in sustaining costs per ounce	j	1,242	1,269	1,222	1,026	967
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,282	1,303	1,257	1,066	995
All-in costs per ounce	j	1,496	1,474	1,443	1,192	1,079
All-in costs per ounce (on a co-product basis)	j,k	1,536	1,508	1,478	1,232	1,107

a.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items for the three months ended and year ended December 31, 2022 relate to a net realizable value impairment of leach pad inventory at Veladero.

b.Other
Other adjustments for the three months and year ended December 31, 2022 include the removal of total cash costs and by-product credits associated with assets which are producing incidental ounces, of $7 million and $24 million, respectively (September 30, 2022: $7 million; 2021: $51 million; 2020: $104 million). This includes Pierina, Golden Sunlight, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021.

c.Non-controlling interests
Non-controlling interests include non-controlling interests related to gold production of $560 million and $2,032 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $491 million; 2021: $1,923 million; 2020: $1,959 million). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi up until the third quarter of 2021. Refer to note 5 to the Financial Statements for further information.

d.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 61 of this MD&A.

e.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 leach pad expansion. Refer to page 60 of this MD&A.

f.Rehabilitation - accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

g.Non-controlling interest and copper operations
Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests of NGM (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi (up until the third quarter of 2021) operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden

BARRICK YEAR-END 2022	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Sunlight, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended
Non-controlling interest, copper operations and other	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
General & administrative costs	(8)	(5)	(31)	(21)	(25)
Minesite exploration and evaluation costs	(8)	(9)	(27)	(19)	(25)
Rehabilitation - accretion and amortization (operating sites)	(6)	(3)	(16)	(14)	(14)
Minesite sustaining capital expenditures	(217)	(247)	(826)	(582)	(530)
All-in sustaining costs total	(239)	(264)	(900)	(636)	(594)
Global exploration and evaluation and project costs	(8)	(9)	(32)	(19)	(25)
Project capital expenditures	(122)	(62)	(295)	(221)	(132)
All-in costs total	(130)	(71)	(327)	(240)	(157)
h.Ounces sold - equity basis
Figures remove the impact of Pierina, Golden Sunlight, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.Cost of sales per ounce
Figures remove the cost of sales impact of Pierina of $7 million and $24 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $6 million; 2021: $20 million; 2020: $18 million); Golden Sunlight of $nil and $nil, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $nil; 2021: $nil; 2020: $nil); up until its divestiture in November 2020, Morila of $nil and $nil, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $nil; 2021: $nil; 2020: $22 million); up until its divestiture in June 2021, Lagunas Norte of $nil and $nil, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $nil; 2021: $37 million; 2020: $92 million); and starting in the fourth quarter of 2021, Buzwagi of $nil and $nil, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $nil; 2021: $nil; 2020: $nil), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.Per ounce figures
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.Co-product costs per ounce
Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended		For the years ended
	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
By-product credits	69	50	225	285	228
Non-controlling interest	(25)	(16)	(78)	(108)	(92)
By-product credits (net of non-controlling interest)	44	34	147	177	136

BARRICK YEAR-END 2022	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended 12/31/22
	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge	Long Canyon	Phoenix [a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		473	287	182	9	97	1,054	55	1,109
Depreciation		(89)	(97)	(51)	(6)	(18)	(262)	(8)	(270)
By-product credits		(1)	0	0	0	(44)	(45)	(1)	(46)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	(6)	0	0	0	14	8	0	8
Non-controlling interests		(145)	(73)	(51)	(1)	(19)	(291)	0	(291)
Total cash costs		232	117	80	2	30	464	46	510
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	6	1	2	1	0	10	1	11
Minesite sustaining capital expenditures	g	138	37	24	0	3	208	11	219
Sustaining capital leases		0	0	0	0	1	2	0	2
Rehabilitation - accretion and amortization (operating sites)	h	2	4	1	0	0	7	1	8
Non-controlling interests		(56)	(17)	(10)	(1)	(2)	(91)	0	(91)
All-in sustaining costs		322	142	97	2	32	600	59	659
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	32	15	0	0	68	0	68
Non-controlling interests		0	(12)	(7)	0	0	(27)	0	(27)
All-in costs		322	162	105	2	32	641	59	700
Ounces sold - equity basis (000s ounces)		266	137	74	3	31	511	38	549
Cost of sales per ounce	i,j	1,081	1,284	1,518	1,812	1,901	1,257	1,451	1,271
Total cash costs per ounce	j	878	848	1,089	616	946	906	1,227	928
Total cash costs per ounce (on a co-product basis)	j,k	879	850	1,092	616	1,533	943	1,233	963
All-in sustaining costs per ounce	j	1,217	1,037	1,304	664	1,037	1,179	1,557	1,205
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,218	1,039	1,307	664	1,624	1,216	1,563	1,240
All-in costs per ounce	j	1,217	1,175	1,424	664	1,037	1,260	1,558	1,280
All-in costs per ounce (on a co-product basis)	j,k	1,218	1,177	1,427	664	1,624	1,297	1,564	1,315

($ millions, except per ounce information in dollars)			For the three months ended 12/31/22
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		193	122	315
Depreciation		(60)	(47)	(107)
By-product credits		(12)	(1)	(13)
Non-recurring items	d	0	(23)	(23)
Other	e	0	0	0
Non-controlling interests		(48)	0	(48)
Total cash costs		73	51	124
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	f	1	1	2
Minesite sustaining capital expenditures	g	47	29	76
Sustaining capital leases		0	0	0
Rehabilitation - accretion and amortization (operating sites)	h	0	0	0
Non-controlling interests		(19)	0	(19)
All-in sustaining costs		102	81	183
Project exploration and evaluation and project costs	f	1	0	1
Project capital expenditures	g	110	10	120
Non-controlling interests		(45)	0	(45)
All-in costs		168	91	259
Ounces sold - equity basis (000s ounces)		96	53	149
Cost of sales per ounce	i,j	1,215	2,309	1,614
Total cash costs per ounce	j	764	954	829
Total cash costs per ounce (on a co-product basis)	j,k	835	990	888
All-in sustaining costs per ounce	j	1,065	1,526	1,231
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,136	1,562	1,290
All-in costs per ounce	j	1,757	1,731	1,821
All-in costs per ounce (on a co-product basis)	j,k	1,828	1,767	1,880

BARRICK YEAR-END 2022	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 12/31/22
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		215	149	86	92	71	613
Depreciation		(70)	(90)	(22)	(20)	(14)	(216)
By-product credits		0	0	(1)	(1)	(6)	(8)
Non-recurring items	d	0	0	0	0	0	0
Other	e	0	0	0	0	0	0
Non-controlling interests		(29)	0	(10)	(7)	(8)	(54)
Total cash costs		116	59	53	64	43	335
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	f	3	1	1	1	3	9
Minesite sustaining capital expenditures	g	45	28	43	20	26	162
Sustaining capital leases		1	2	0	0	0	3
Rehabilitation - accretion and amortization (operating sites)	h	0	1	2	0	0	3
Non-controlling interests		(9)	0	(7)	(2)	(4)	(22)
All-in sustaining costs		156	91	92	83	68	490
Project exploration and evaluation and project costs	f	0	0	0	0	0	0
Project capital expenditures	g	50	7	18	0	8	83
Non-controlling interests		(10)	0	(3)	0	(2)	(15)
All-in costs		196	98	107	83	74	558
Ounces sold - equity basis (000s ounces)		141	94	70	59	49	413
Cost of sales per ounce	i,j	1,216	1,570	1,030	1,381	1,237	1,291
Total cash costs per ounce	j	822	617	758	1,070	896	808
Total cash costs per ounce (on a co-product basis)	j,k	822	621	764	1,073	993	822
All-in sustaining costs per ounce	j	1,102	981	1,301	1,404	1,401	1,186
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,102	985	1,307	1,407	1,498	1,200
All-in costs per ounce	j	1,386	1,044	1,519	1,404	1,536	1,351
All-in costs per ounce (on a co-product basis)	j,k	1,386	1,048	1,525	1,407	1,633	1,365

($ millions, except per ounce information in dollars)					For the three months ended 9/30/22
	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge	Long Canyon	Phoenix [a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		425	170	155	19	93	862	46	908
Depreciation		(74)	(46)	(41)	(12)	(20)	(193)	(6)	(199)
By-product credits		(1)	0	(1)	0	(31)	(33)	0	(33)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	(4)	0	0	0	3	(1)	0	(1)
Non-controlling interests		(133)	(48)	(43)	(3)	(17)	(244)	0	(244)
Total cash costs		213	76	70	4	28	391	40	431
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	7	1	1	0	0	9	1	10
Minesite sustaining capital expenditures	g	124	102	30	0	6	266	9	275
Sustaining capital leases		0	0	0	0	0	0	1	1
Rehabilitation - accretion and amortization (operating sites)	h	3	3	0	0	1	7	0	7
Non-controlling interests		(52)	(40)	(12)	0	(3)	(108)	0	(108)
All-in sustaining costs		295	142	89	4	32	565	51	616
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	28	14	0	0	45	0	45
Non-controlling interests		0	(11)	(5)	0	0	(17)	0	(17)
All-in costs		295	159	98	4	32	593	51	644
Ounces sold - equity basis (000s ounces)		226	99	64	6	29	424	27	451
Cost of sales per ounce	i,j	1,137	1,056	1,509	1,769	1,964	1,242	1,670	1,268
Total cash costs per ounce	j	943	770	1,105	662	953	924	1,446	956
Total cash costs per ounce (on a co-product basis)	j,k	944	772	1,110	662	1,548	967	1,451	997
All-in sustaining costs per ounce	j	1,304	1,426	1,423	684	1,084	1,333	1,865	1,365
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,305	1,428	1,428	684	1,679	1,376	1,870	1,406
All-in costs per ounce	j	1,304	1,602	1,559	684	1,084	1,398	1,866	1,427
All-in costs per ounce (on a co-product basis)	j,k	1,305	1,604	1,564	684	1,679	1,441	1,871	1,468

BARRICK YEAR-END 2022	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)	For the three months ended 9/30/22
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		225	63	288
Depreciation		(64)	(23)	(87)
By-product credits		(10)	(1)	(11)
Non-recurring items	d	0	0	0
Other	e	0	0	0
Non-controlling interests		(60)	0	(60)
Total cash costs		91	39	130
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	f	0	0	0
Minesite sustaining capital expenditures	g	67	27	94
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	h	1	1	2
Non-controlling interests		(27)	0	(27)
All-in sustaining costs		132	68	200
Project exploration and evaluation and project costs	f	0	0	0
Project capital expenditures	g	101	5	106
Non-controlling interests		(40)	0	(40)
All-in costs		193	73	266
Ounces sold - equity basis (000s ounces)		124	44	168
Cost of sales per ounce	i,j	1,097	1,430	1,199
Total cash costs per ounce	j	733	893	774
Total cash costs per ounce (on a co-product basis)	j,k	784	911	816
All-in sustaining costs per ounce	j	1,063	1,570	1,198
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,114	1,588	1,240
All-in costs per ounce	j	1,554	1,659	1,625
All-in costs per ounce (on a co-product basis)	j,k	1,605	1,677	1,667

($ millions, except per ounce information in dollars)				For the three months ended 9/30/22
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		196	91	80	79	74	520
Depreciation		(60)	(27)	(18)	(13)	(15)	(133)
By-product credits		0	0	0	0	(5)	(5)
Non-recurring items	d	0	0	0	0	0	0
Other	e	0	0	0	0	0	0
Non-controlling interests		(28)	0	(10)	(7)	(9)	(54)
Total cash costs		108	64	52	59	45	328
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	f	3	(4)	1	1	0	1
Minesite sustaining capital expenditures	g	55	13	16	5	16	105
Sustaining capital leases		1	4	0	1	0	6
Rehabilitation - accretion and amortization (operating sites)	h	1	0	1	0	0	2
Non-controlling interests		(12)	0	(3)	0	(3)	(18)
All-in sustaining costs		156	77	67	66	58	424
Project exploration and evaluation and project costs	f	0	0	0	0	0	0
Project capital expenditures	g	27	5	16	0	6	54
Non-controlling interests		(6)	0	(3)	0	(1)	(10)
All-in costs		177	82	80	66	63	468
Ounces sold - equity basis (000s ounces)		129	88	70	41	50	378
Cost of sales per ounce	i,j	1,220	1,047	956	1,744	1,229	1,189
Total cash costs per ounce	j	845	731	737	1,462	898	872
Total cash costs per ounce (on a co-product basis)	j,k	845	734	742	1,465	989	886
All-in sustaining costs per ounce	j	1,216	876	951	1,607	1,170	1,124
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,216	879	956	1,610	1,261	1,138
All-in costs per ounce	j	1,385	940	1,149	1,607	1,263	1,246
All-in costs per ounce (on a co-product basis)	j,k	1,385	943	1,154	1,610	1,354	1,260

BARRICK YEAR-END 2022	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2022
	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge	Long Canyon	Phoenix [a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		1,728	850	647	115	353	3,699	215	3,914
Depreciation		(312)	(253)	(178)	(76)	(75)	(895)	(28)	(923)
By-product credits		(2)	(2)	(2)	0	(139)	(145)	(1)	(146)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	(34)	0	0	0	20	(14)	0	(14)
Non-controlling interests		(531)	(229)	(180)	(15)	(61)	(1,018)	0	(1,018)
Total cash costs		849	366	287	24	98	1,627	186	1,813
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	20	8	7	1	0	37	4	41
Minesite sustaining capital expenditures	g	497	305	109	0	22	949	42	991
Sustaining capital leases		1	0	0	0	2	5	2	7
Rehabilitation - accretion and amortization (operating sites)	h	10	11	2	1	3	27	2	29
Non-controlling interests		(204)	(125)	(45)	(1)	(11)	(394)	0	(394)
All-in sustaining costs		1,173	565	360	25	114	2,251	236	2,487
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	104	50	0	0	201	0	201
Non-controlling interests		0	(40)	(20)	0	0	(78)	0	(78)
All-in costs		1,173	629	390	25	114	2,374	236	2,610
Ounces sold - equity basis (000s ounces)		968	449	278	55	106	1,856	132	1,988
Cost of sales per ounce	i,j	1,069	1,164	1,434	1,282	2,039	1,210	1,628	1,238
Total cash costs per ounce	j	877	815	1,035	435	914	876	1,409	912
Total cash costs per ounce (on a co-product basis)	j,k	878	818	1,039	436	1,603	917	1,415	951
All-in sustaining costs per ounce	j	1,212	1,258	1,296	454	1,074	1,214	1,788	1,252
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,213	1,261	1,300	455	1,763	1,255	1,794	1,291
All-in costs per ounce	j	1,212	1,400	1,405	454	1,074	1,280	1,789	1,314
All-in costs per ounce (on a co-product basis)	j,k	1,213	1,403	1,409	455	1,763	1,321	1,795	1,353

($ millions, except per ounce information in dollars)			For the year ended 12/31/2022
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		801	325	1,126
Depreciation		(242)	(120)	(362)
By-product credits		(45)	(4)	(49)
Non-recurring items		0	(23)	(23)
Other	d	0	0	0
Non-controlling interests	e	(205)	0	(205)
Total cash costs		309	178	487
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	f	1	2	3
Minesite sustaining capital expenditures	g	207	120	327
Sustaining capital leases		0	3	3
Rehabilitation - accretion and amortization (operating sites)	h	5	2	7
Non-controlling interests		(85)	0	(85)
All-in sustaining costs		437	305	742
Project exploration and evaluation and project costs	f	2	0	2
Project capital expenditures	g	377	33	410
Non-controlling interests		(152)	0	(152)
All-in costs		664	338	1,002
Ounces sold - equity basis (000s ounces)		426	199	625
Cost of sales per ounce	i,j	1,132	1,628	1,306
Total cash costs per ounce	j	725	890	777
Total cash costs per ounce (on a co-product basis)	j,k	788	913	827
All-in sustaining costs per ounce	j	1,026	1,528	1,189
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,089	1,551	1,239
All-in costs per ounce	j	1,558	1,695	1,636
All-in costs per ounce (on a co-product basis)	j,k	1,621	1,718	1,686

BARRICK YEAR-END 2022	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the year ended 12/31/2022
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		790	413	309	347	295	2,154
Depreciation		(257)	(178)	(73)	(69)	(60)	(637)
By-product credits		0	(1)	(2)	(1)	(24)	(28)
Non-recurring items	d	0	0	0	0	0	0
Other	e	0	0	0	0	0	0
Non-controlling interests		(107)	0	(38)	(28)	(34)	(207)
Total cash costs		426	234	196	249	177	1,282
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	f	9	3	4	4	3	23
Minesite sustaining capital expenditures	g	190	70	81	31	66	438
Sustaining capital leases		2	6	0	2	0	10
Rehabilitation - accretion and amortization (operating sites)	h	3	1	6	1	1	12
Non-controlling interests		(40)	0	(14)	(4)	(11)	(69)
All-in sustaining costs		590	314	273	283	236	1,696
Project exploration and evaluation and project costs	f	0	0	0	0	0	0
Project capital expenditures	g	133	22	74	1	30	260
Non-controlling interests		(27)	0	(12)	0	(5)	(44)
All-in costs		696	336	335	284	261	1,912
Ounces sold - equity basis (000s ounces)		548	332	265	178	205	1,528
Cost of sales per ounce	i,j	1,153	1,243	979	1,748	1,211	1,219
Total cash costs per ounce	j	778	703	741	1,396	868	839
Total cash costs per ounce (on a co-product basis)	j,k	778	707	747	1,399	966	854
All-in sustaining costs per ounce	j	1,076	948	1,028	1,592	1,156	1,111
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,076	952	1,034	1,595	1,254	1,126
All-in costs per ounce	j	1,270	1,013	1,265	1,595	1,278	1,252
All-in costs per ounce (on a co-product basis)	j,k	1,270	1,017	1,271	1,598	1,376	1,267

($ millions, except per ounce information in dollars)					For the year ended 12/31/2021
	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge	Long Canyon	Phoenix [a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		1,451	927	615	193	346	3,532	257	3,789
Depreciation		(276)	(294)	(200)	(144)	(89)	(1,003)	(45)	(1,048)
By-product credits		(2)	(3)	(5)	0	(194)	(204)	(1)	(205)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	0	0	0	0	9	9	0	9
Non-controlling interests		(451)	(243)	(158)	(19)	(28)	(899)	0	(899)
Total cash costs		722	387	252	30	44	1,435	211	1,646
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	22	10	1	4	1	41	2	43
Minesite sustaining capital expenditures	g	424	192	77	8	20	746	82	828
Sustaining capital leases		2	0	0	0	1	5	2	7
Rehabilitation - accretion and amortization (operating sites)	h	10	11	1	1	2	25	2	27
Non-controlling interests		(177)	(86)	(30)	(5)	(9)	(318)	0	(318)
All-in sustaining costs		1,003	514	301	38	59	1,934	299	2,233
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	96	56	0	0	158	0	158
Non-controlling interests		0	(37)	(22)	0	0	(61)	0	(61)
All-in costs		1,003	573	335	38	59	2,031	299	2,330
Ounces sold - equity basis (000s ounces)		922	508	337	161	111	2,039	152	2,191
Cost of sales per ounce	i,j	968	1,122	1,122	739	1,922	1,072	1,693	1,115
Total cash costs per ounce	j	782	763	749	188	398	705	1,388	752
Total cash costs per ounce (on a co-product basis)	j,k	784	767	757	188	1,428	764	1,394	807
All-in sustaining costs per ounce	j	1,087	1,013	892	238	533	949	1,970	1,020
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,089	1,017	900	238	1,563	1,008	1,976	1,075
All-in costs per ounce	j	1,087	1,129	993	238	533	997	1,970	1,064
All-in costs per ounce (on a co-product basis)	j,k	1,089	1,133	1,001	238	1,563	1,056	1,976	1,119

BARRICK YEAR-END 2022	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the year ended 12/31/2021
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		739	262	1,001
Depreciation		(234)	(85)	(319)
By-product credits		(58)	(7)	(65)
Non-recurring items	d	0	0	0
Other	e	0	0	0
Non-controlling interests		(178)	0	(178)
Total cash costs		269	170	439
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	f	4	1	5
Minesite sustaining capital expenditures	g	160	136	296
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	h	8	2	10
Non-controlling interests		(71)	0	(71)
All-in sustaining costs		370	310	680
Project exploration and evaluation and project costs	f	1	0	1
Project capital expenditures	g	358	6	364
Non-controlling interests		(144)	0	(144)
All-in costs		585	316	901
Ounces sold - equity basis (000s ounces)		497	206	703
Cost of sales per ounce	i,j	896	1,256	1,028
Total cash costs per ounce	j	541	816	622
Total cash costs per ounce (on a co-product basis)	j,k	610	850	680
All-in sustaining costs per ounce	j	745	1,493	969
All-in sustaining costs per ounce (on a co-product basis)	j,k	814	1,527	1,027
All-in costs per ounce	j	1,178	1,520	1,282
All-in costs per ounce (on a co-product basis)	j,k	1,247	1,554	1,340

($ millions, except per ounce information in dollars)				For the year ended 12/31/2021
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi [l]	Africa and Middle East
Cost of sales applicable to gold production		732	373	296	310	212	65	1,988
Depreciation		(278)	(141)	(56)	(84)	(57)	(2)	(618)
By-product credits		0	(2)	(2)	(1)	(15)	0	(20)
Non-recurring items	d	0	0	0	0	0	0	0
Other	e	0	0	0	0	0	0	0
Non-controlling interests		(91)	0	(38)	(23)	(22)	(10)	(184)
Total cash costs		363	230	200	202	118	53	1,166
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	18	5	0	3	0	0	26
Minesite sustaining capital expenditures	g	199	54	62	18	34	0	367
Sustaining capital leases		2	10	0	2	0	0	14
Rehabilitation - accretion and amortization (operating sites)	h	4	1	6	1	1	0	13
Non-controlling interests		(44)	0	(11)	(3)	(5)	0	(63)
All-in sustaining costs		542	300	257	223	148	53	1,523
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0
Project capital expenditures	g	98	16	32	0	49	0	195
Non-controlling interests		(19)	0	(5)	0	(8)	0	(32)
All-in costs		621	316	284	223	189	53	1,686
Ounces sold - equity basis (000s ounces)		558	367	257	185	166	41	1,574
Cost of sales per ounce	i,j	1,049	1,016	966	1,504	1,079	1,334	1,092
Total cash costs per ounce	j	650	627	777	1,093	709	1,284	740
Total cash costs per ounce (on a co-product basis)	j,k	650	631	784	1,096	787	1,277	751
All-in sustaining costs per ounce	j	970	818	1,001	1,208	891	1,291	968
All-in sustaining costs per ounce (on a co-product basis)	j,k	970	822	1,008	1,211	969	1,284	979
All-in costs per ounce	j	1,111	861	1,105	1,206	1,138	1,291	1,070
All-in costs per ounce (on a co-product basis)	j,k	1,111	865	1,112	1,209	1,216	1,284	1,081

BARRICK YEAR-END 2022	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2020
	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge	Long Canyon	Phoenix [a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		1,624	764	575	227	365	3,555	281	3,836
Depreciation		(306)	(221)	(184)	(165)	(94)	(970)	(44)	(1,014)
By-product credits		(2)	(2)	(7)	0	(137)	(148)	(1)	(149)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	0	0	0	0	0	0	0	0
Non-controlling interests		(507)	(208)	(148)	(24)	(51)	(938)	0	(938)
Total cash costs		809	333	236	38	83	1,499	236	1,735
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	30	7	7	8	0	52	1	53
Minesite sustaining capital expenditures	g	381	235	39	35	29	748	79	827
Sustaining capital leases		1	0	0	0	1	4	0	4
Rehabilitation - accretion and amortization (operating sites)	h	8	13	0	2	3	26	1	27
Non-controlling interests		(163)	(98)	(18)	(17)	(13)	(321)	0	(321)
All-in sustaining costs		1,066	490	264	66	103	2,008	317	2,325
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	146	44	0	0	200	0	200
Non-controlling interests		0	(56)	(17)	0	0	(76)	0	(76)
All-in costs		1,066	580	291	66	103	2,132	317	2,449
Ounces sold - equity basis (000s ounces)		1,024	491	332	161	126	2,134	224	2,358
Cost of sales per ounce	i,j	976	958	1,064	869	1,772	1,029	1,256	1,050
Total cash costs per ounce	j	790	678	711	236	649	702	1,056	735
Total cash costs per ounce (on a co-product basis)	j,k	791	680	723	238	1,315	745	1,060	774
All-in sustaining costs per ounce	j	1,041	998	798	405	814	941	1,423	987
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,042	1,000	810	407	1,480	984	1,427	1,026
All-in costs per ounce	j	1,041	1,179	879	405	814	998	1,424	1,039
All-in costs per ounce (on a co-product basis)	j,k	1,042	1,181	891	407	1,480	1,041	1,428	1,078

($ millions, except per ounce information in dollars)		For the year ended 12/31/2020
	Footnote	Pueblo Viejo	Veladero	Porgera [m]	Latin America & Asia Pacific
Cost of sales applicable to gold production		735	213	106	1,054
Depreciation		(224)	(69)	(25)	(318)
By-product credits		(57)	(5)	(1)	(63)
Non-recurring items	d	0	0	0	0
Other	e	0	0	0	0
Non-controlling interests		(182)	0	0	(182)
Total cash costs		272	139	80	491
General & administrative costs		0	0	0	0
Minesite exploration and evaluation costs	f	3	0	2	5
Minesite sustaining capital expenditures	g	132	98	11	241
Sustaining capital leases		0	2	3	5
Rehabilitation - accretion and amortization (operating sites)	h	6	4	0	10
Non-controlling interests		(56)	0	0	(56)
All-in sustaining costs		357	243	96	696
Project exploration and evaluation and project costs	f	1	0	0	1
Project capital expenditures	g	91	15	0	106
Non-controlling interests		(37)	0	0	(37)
All-in costs		412	258	96	766
Ounces sold - equity basis (000s ounces)		541	186	87	814
Cost of sales per ounce	i,j	819	1,151	1,225	938
Total cash costs per ounce	j	504	748	928	604
Total cash costs per ounce (on a co-product basis)	j,k	568	777	934	654
All-in sustaining costs per ounce	j	660	1,308	1,115	856
All-in sustaining costs per ounce (on a co-product basis)	j,k	724	1,337	1,121	906
All-in costs per ounce	j	761	1,390	1,116	942
All-in costs per ounce (on a co-product basis)	j,k	825	1,419	1,122	992

BARRICK YEAR-END 2022	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the year ended 12/31/2020
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi [l]	Africa and Middle East
Cost of sales applicable to gold production		719	397	318	380	184	211	2,209
Depreciation		(267)	(174)	(91)	(167)	(72)	(11)	(782)
By-product credits		0	(1)	(2)	0	(10)	(22)	(35)
Non-recurring items	d	0	0	0	0	0	0	0
Other	e	0	0	0	0	0	0	0
Non-controlling interests		(90)	0	(36)	(22)	(16)	(28)	(192)
Total cash costs		362	222	189	191	86	150	1,200
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	11	2	0	3	0	0	16
Minesite sustaining capital expenditures	g	213	49	68	8	7	1	346
Sustaining capital leases		3	9	0	2	0	1	15
Rehabilitation - accretion and amortization (operating sites)	h	3	1	4	0	1	0	9
Non-controlling interests		(46)	0	(12)	(1)	(1)	0	(60)
All-in sustaining costs		546	283	249	203	93	152	1,526
Project exploration and evaluation and project costs	f	0	0	0	0	0	0	0
Project capital expenditures	g	19	2	35	0	69	0	125
Non-controlling interests		(4)	0	(5)	0	(11)	0	(20)
All-in costs		561	285	279	203	151	152	1,631
Ounces sold - equity basis (000s ounces)		542	364	269	255	103	174	1,707
Cost of sales per ounce	i,j	1,060	1,091	992	1,334	1,499	1,021	1,119
Total cash costs per ounce	j	666	608	702	747	832	859	701
Total cash costs per ounce (on a co-product basis)	j,k	666	612	709	748	913	968	719
All-in sustaining costs per ounce	j	1,006	778	929	791	895	871	893
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,006	782	936	792	976	980	911
All-in costs per ounce	j	1,034	782	1,039	791	1,459	871	954
All-in costs per ounce (on a co-product basis)	j,k	1,034	786	1,046	792	1,540	980	972
a.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

b.Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.

c.These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

d.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items at Veladero for the three months ended and year ended December 31, 2022 relate to a net realizable value impairment of leach pad inventory.

e.Other
Other adjustments for the three month period ended September 30, 2022 and the year ended December 31, 2022 at Carlin include the removal of total cash costs and by-product credits associated with Emigrant starting the second quarter of 2022, which is producing incidental ounces.

f. Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 61 of this MD&A.

g.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 leach pad expansion. Refer to page 60 of this MD&A.

h. Rehabilitation - accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

i.Cost of sales per ounce
Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2022	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
j.Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.Co-product costs per ounce
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)					For the three months ended 12/31/22
	Carlin [a]	Cortez [b]	Turquoise Ridge	Long Canyon	Phoenix [a]	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo
By-product credits	1	0	0	0	44	45	1	12
Non-controlling interest	0	0	0	0	(17)	(17)	0	(5)
By-product credits (net of non-controlling interest)	1	0	0	0	27	28	1	7

($ millions)					For the three months ended 12/31/22
			Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits			1	0	0	1	1	6
Non-controlling interest			0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)			1	0	0	1	1	5

($ millions)					For the three months ended 9/30/22
	Carlin [a]	Cortez [b]	Turquoise Ridge	Long Canyon	Phoenix [a]	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo
By-product credits	1	0	1	0	31	33	0	10
Non-controlling interest	(1)	0	(1)	0	(12)	(14)	0	(4)
By-product credits (net of non-controlling interest)	0	0	0	0	19	19	0	6

($ millions)					For the three months ended 9/30/22
			Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits			1	0	0	0	0	5
Non-controlling interest			0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)			1	0	0	0	0	4

						For the year ended 12/31/22
	Carlin [a]	Cortez [b]	Turquoise Ridge	Long Canyon	Phoenix [a]	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo
By-product credits	2	2	2	0	139	145	1	45
Non-controlling interest	(1)	(1)	(1)	0	(54)	(57)	0	(18)
By-product credits (net of non-controlling interest)	1	1	1	0	85	88	1	27

						For the year ended 12/31/22
			Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits			4	0	1	2	1	24
Non-controlling interest			0	0	0	0	0	(4)
By-product credits (net of non-controlling interest)			4	0	1	2	1	20

				For the year ended 12/31/21
	Carlin [a]	Cortez [b]	Turquoise Ridge	Long Canyon	Phoenix [a]	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo
By-product credits	2	3	5	0	194	204	1	58
Non-controlling interest	(1)	(1)	(2)	0	(75)	(79)	0	(23)
By-product credits (net of non-controlling interest)	1	2	3	0	119	125	1	35

BARRICK YEAR-END 2022	84	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

			For the year ended 12/31/21
	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi [l]
By-product credits	7	0	2	2	1	15	0
Non-controlling interest	0	0	0	0	0	(2)	0
By-product credits (net of non-controlling interest)	7	0	2	2	1	13	0

			For the year ended 12/31/20
	Carlin [a]	Cortez [b]	Turquoise Ridge	Long Canyon	Phoenix [a]	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo
By-product credits	2	2	7	0	137	148	1	57
Non-controlling interest	(1)	(1)	(3)	0	(53)	(57)	0	(23)
By-product credits (net of non-controlling interest)	1	1	4	0	84	91	1	34

			For the year ended 12/31/20
	Veladero	Porgera [m]	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi [l]
By-product credits	5	1	0	1	2	0	10	22
Non-controlling interest	0	0	0	0	0	0	(2)	(4)
By-product credits (net of non-controlling interest)	5	1	0	1	2	0	8	18

l.With the end of mining at Buzwagi in the third quarter of 2021, as previously reported, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.

m. As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data was provided for the three month periods ended December 31, 2022 and September 30, 2022 and the years ended December 31, 2022 and December 31, 2021.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended		For the years ended
($ millions, except per pound information in dollars)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Cost of sales	197	172	666	569	556
Depreciation/amortization	(92)	(59)	(223)	(197)	(208)
Treatment and refinement charges	47	54	199	161	157
Cash cost of sales applicable to equity method investments	90	81	317	313	267
Less: royalties	(16)	(23)	(103)	(103)	(54)
By-product credits	(3)	(2)	(14)	(15)	(15)
C1 cash cost of sales	223	223	842	728	703
General & administrative costs	8	4	30	17	18
Rehabilitation - accretion and amortization	2	0	4	6	8
Royalties	16	23	103	103	54
Minesite exploration and evaluation costs	6	8	22	14	5
Minesite sustaining capital expenditures	139	115	410	234	223
Sustaining leases	2	1	6	9	9
All-in sustaining costs	396	374	1,417	1,111	1,020
Pounds sold - consolidated basis (millions pounds)	99	120	445	423	457
Cost of sales per pound[a,b]	3.19	2.30	2.43	2.32	2.02
C1 cash costs per pound[a]	2.25	1.86	1.89	1.72	1.54
All-in sustaining costs per pound[a]	3.98	3.13	3.18	2.62	2.23
a.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2022	85	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

	For the three months ended
($ millions, except per pound information in dollars)	12/31/22			9/30/22
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	86	197	34	76	172	28
Depreciation/amortization	(21)	(92)	(9)	(18)	(59)	(5)
Treatment and refinement charges	0	40	7	0	50	4
Less: royalties	0	(16)	0	0	(23)	0
By-product credits	0	0	(3)	0	0	(2)
C1 cash cost of sales	65	129	29	58	140	25
Rehabilitation - accretion and amortization	0	1	1	0	0	0
Royalties	0	16	0	0	23	0
Minesite exploration and evaluation costs	2	4	0	3	5	0
Minesite sustaining capital expenditures	19	118	2	8	106	1
Sustaining leases	1	1	0	1	0	0
All-in sustaining costs	87	269	32	70	274	26
Pounds sold - consolidated basis (millions pounds)	24	55	20	24	79	17
Cost of sales per pound[a,b]	3.55	3.56	1.72	3.20	2.19	1.58
C1 cash costs per pound[a]	2.69	2.34	1.42	2.45	1.78	1.41
All-in sustaining costs per pound[a]	3.60	4.86	1.54	2.94	3.50	1.52

($ millions, except per pound information in dollars)					For the years ended December 31
	12/31/22			12/31/21			12/31/20
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	305	666	110	314	569	99	262	556	104
Depreciation/amortization	(74)	(223)	(24)	(79)	(197)	(21)	(72)	(208)	(27)
Treatment and refinement charges	0	179	20	0	140	21	1	137	19
Less: royalties	0	(103)	0	0	(103)	0	0	(54)	0
By-product credits	0	0	(14)	0	0	(15)	0	0	(15)
C1 cash cost of sales	231	519	92	235	409	84	191	431	81
Rehabilitation - accretion and amortization	0	3	1	1	5	0	0	8	0
Royalties	0	103	0	0	103	0	0	54	0
Minesite exploration and evaluation costs	11	11	0	13	0	1	4	0	1
Minesite sustaining capital expenditures	44	360	6	37	189	8	39	175	9
Sustaining leases	3	3	0	4	3	2	5	4	0
All-in sustaining costs	289	999	99	290	709	95	239	672	91
Pounds sold - consolidated basis (millions pounds)	98	275	72	98	253	72	106	277	74
Cost of sales per pound[a,b]	3.12	2.42	1.52	3.19	2.25	1.38	2.46	2.01	1.42
C1 cash costs per pound[a]	2.36	1.89	1.26	2.38	1.62	1.18	1.79	1.56	1.11
All-in sustaining costs per pound[a]	2.95	3.63	1.36	2.94	2.80	1.33	2.25	2.43	1.24
a.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2022	86	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
EBITDA and Adjusted EBITDA
EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:
■Income tax expense;
■Finance costs;
■Finance income; and
■Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented.
EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

	For the three months ended		For the years ended
($ millions)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20
Net (loss) earnings	(816)	410	1,017	3,288	3,614
Income tax expense	(131)	215	664	1,344	1,332
Finance costs, net[a]	31	55	235	307	306
Depreciation	604	457	1,997	2,102	2,208
EBITDA	(312)	1,137	3,913	7,041	7,460
Impairment charges (reversals) of non-current assets[b]	1,642	24	1,671	(63)	(269)
Acquisition/disposition gains[c]	(319)	(64)	(405)	(213)	(180)
Loss on currency translation	4	3	16	29	50
Other expense (income) adjustments[d]	126	(27)	17	73	71
Income tax expense, net finance costs[a], and depreciation from equity investees	145	82	401	391	360
Adjusted EBITDA	1,286	1,155	5,613	7,258	7,492
a.Finance costs exclude accretion.
b.Net impairment charges for the three month period and year ended December 31, 2022 primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq. Net impairment charges for the prior year mainly relate to non-current asset reversals at Lagunas Norte.
c.Acquisition/disposition gains for the three month period and year ended December 31, 2022 primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%. The year ended December 31, 2022 was further impacted by the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by NGM to Gold Royalty Corp. Acquisition/disposition gains for the prior year primarily relate to the gain on the sale of Lone Tree.
d.Other expense adjustments for the three month period and year ended December 31, 2022 mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara. The prior year was impacted by care and maintenance expenses at Porgera and a $25 million litigation settlement.

BARRICK YEAR-END 2022	87	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Segment EBITDA

($ millions)						For the three months ended 12/31/22
	Carlin [a] (61.5%)	Cortez [b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	171	63	17	264	47	70	7	(34)	25	13
Depreciation	55	59	32	162	36	55	90	47	18	12
EBITDA	226	122	49	426	83	125	97	13	43	25

	For the three months ended 9/30/22
	Carlin [a] (61.5%)	Cortez [b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	123	62	11	215	70	60	45	12	39	27
Depreciation	45	28	25	117	39	48	27	23	15	12
EBITDA	168	90	36	332	109	108	72	35	54	39

	For the year ended 12/31/22
	Carlin [a] (61.5%)	Cortez [b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	685	277	98	1,144	265	342	142	32	177	118
Depreciation	192	155	110	551	146	205	178	120	61	50
EBITDA	877	432	208	1,695	411	547	320	152	238	168

	For the year ended 12/31/21
	Carlin [a] (61.5%)	Cortez [b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	733	337	229	1,675	445	380	278	118	214	122
Depreciation	170	181	123	630	142	222	141	85	47	48
EBITDA	903	518	352	2,305	587	602	419	203	261	170

	For the year ended 12/31/20
	Carlin [a] (61.5%)	Cortez [b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	795	385	229	1,636	508	358	244	114	214	27
Depreciation	188	138	113	596	136	214	174	69	76	60
EBITDA	983	523	342	2,232	644	572	418	183	290	87
a.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
b.Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
c.These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

BARRICK YEAR-END 2022	88	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Realized Price
Realized price is a non-GAAP financial measure which excludes from sales:
■Treatment and refining charges; and
■Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended				For the years ended
($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold			Copper
	12/31/22	9/30/22	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20	12/31/22	12/31/21	12/31/20
Sales	2,535	2,277	170	200	9,920	10,738	11,670	868	962	697
Sales applicable to non-controlling interests	(785)	(700)	0	0	(3,051)	(3,323)	(3,494)	0	0	0
Sales applicable to equity method investments[a,b]	164	152	160	134	597	660	648	646	707	483
Sales applicable to sites in closure or care and maintenance[c]	(11)	(14)	0	0	(55)	(88)	(170)	0	0	0
Treatment and refining charges	15	3	47	54	23	10	7	199	161	157
Other[d]	0	0	0	0	0	2	13	0	0	0
Revenues – as adjusted	1,918	1,718	377	388	7,434	7,999	8,674	1,713	1,830	1,337
Ounces/pounds sold (000s ounces/millions pounds)[c]	1,111	997	99	120	4,141	4,468	4,879	445	423	457
Realized gold/copper price per ounce/pound[e]	1,728	1,722	3.81	3.24	1,795	1,790	1,778	3.85	4.32	2.92
a.Represents sales of $164 million and $597 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $152 million; 2021: $661 million; 2020: $648 million) applicable to our 45% equity method investment in Kibali and $nil and $nil, respectively (September 30, 2022: $nil; 2021: $nil; 2020: $nil) applicable to our 40% equity method investment in Morila up until its divestiture in November 2020 for gold. Represents sales of $91 million and $390 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $82 million; 2021: $423 million; 2020: $298 million) applicable to our 50% equity method investment in Zaldívar and $74 million and $275 million, respectively (September 30, 2022: $57 million; 2021: $305 million; 2020: $204 million) applicable to our 50% equity method investment in Jabal Sayid for copper.
b. Sales applicable to equity method investments are net of treatment and refinement charges.
c.Excludes Pierina, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.
d.Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f to the Financial Statements for more information.
e.Realized price per ounce/pound may not calculate based on amounts presented in this table.

BARRICK YEAR-END 2022	89	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital
Projects Executive; and Rob Krcmarov, FAusIMM, Technical Advisor to Barrick – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2022.

Endnotes

1A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.
2A Tier Two Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.
3A Tier One Copper Asset is an asset with a reserve potential of greater than five million tonnes of contained copper and C1 cash costs per pound over the mine life that are in the lower half of the industry cost curve.
4A Strategic Asset is an asset which in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.
5Currently consists of Barrick’s Lumwana mine and Zaldívar and Jabal Sayid copper joint ventures.
6Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of this MD&A.
7Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
8TRIFR is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. LTIFR is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.
9Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.
10Preliminary figures and subject to external assurance.
11All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu lb are reported to the second significant digit. All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places. All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place. 2022 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as Gold, Copper & Silver mineral resources and mineral reserves.
12Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2022, unless otherwise noted. Proven reserves of 260 million tonnes grading 2.26 g/t, representing 19 million ounces of gold, and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper. Probable reserves of 1,200 million tonnes grading 1.53 g/t, representing 57 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper. Measured resources of 480 million tonnes grading 2.13 g/t, representing 33 million ounces of gold, and 700 million tonnes grading 0.39%, representing 6,000 million pounds of copper. Indicated resources of 4,700 million tonnes grading 0.96 g/t, representing 150 million ounces of gold, and 4,500 million tonnes grading 0.39%, representing 38,000 million pounds of copper. Inferred resources of 1,500 million tonnes grading 0.8 g/t, representing 42 million ounces of gold, and 1,800 million tonnes grading 0.4%, representing 15,000 million pounds of copper. North America proven reserves of 52 million tonnes grading 5.24 g/t, representing 8.7 million ounces of gold; probable reserves of 330 million tonnes grading 2.12 g/t, representing 23 million ounces of gold; measured resources of 110 million tonnes grading 4.18 g/t, representing 15 million ounces of gold; indicated resources of 940 million tonnes grading

BARRICK YEAR-END 2022	90	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
1.93 g/t, representing 58 million ounces of gold; and inferred resources of 300 million tonnes grading 1.8 g/t, representing 17 million ounces of gold. Reko Diq indicated resources of 1,800 million tonnes grading 0.26 g/t, representing 15 million ounces of gold, and 1,900 million tonnes grading 0.44%, representing 18,000 million pounds of copper; and inferred resources of 570 million tonnes grading 0.2 g/t, representing 3.7 million ounces of gold, and 590 million tonnes grading 0.4%, representing 4,600 million pounds of copper. Pueblo Viejo proven reserves of 35 million tonnes grading 2.29 g/t, representing 2.6 million ounces of gold; probable reserves of 140 million tonnes grading 2.16 g/t, representing 9.7 million ounces of gold; measured resources of 46 million tonnes grading 2.08 g/t, representing 3.1 million ounces of gold; indicated resources of 190 million tonnes grading 1.99 g/t, representing 12 million ounces of gold; and inferred resources of 4.6 million tonnes grading 1.8 g/t, representing 0.26 million ounces of gold. Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 103-111 of Barrick’s Fourth Quarter and Year-End 2022 Report.
13Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2021, unless otherwise noted. Proven reserves of 240 million tonnes grading 2.20 g/t, representing 17 million ounces of gold, and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper. Probable reserves of 1,000 million tonnes grading 1.60 g/t, representing 53 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper. Measured resources of 490 million tonnes grading 2.05 g/t, representing 32 million ounces of gold, and 680 million tonnes grading 0.38%, representing
5,700 million pounds of copper. Indicated resources of 2,800 million tonnes grading 1.40 g/t, representing 130 million ounces of gold, and 2,500 million tonnes grading 0.34%, representing 19,000 million pounds of copper. Inferred resources of 1,000 million tonnes grading 1.3 g/t, representing 42 million ounces of gold, and 450 million tonnes grading 0.2%, representing 2,100 million pounds of copper. Complete 2021 mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 34-47 of Barrick’s Annual Information Form/Form 40-F for the year ended December 31, 2021 on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.
14A Technical Report to support the Pueblo Viejo mine life extension and process plant expansion project, including the pre-feasibility study for the new Naranjo tailings storage facility, will be prepared in accordance with Form 43-101F1 and filed on SEDAR within 45 days of Barrick's press release dated as of February 9, 2023, entitled "Focus on Tier One Assets Delivers Significant Increase in Resources and Reserves, Underpinning Industry-Leading Production Profile Growth". For further information with respect to the key assumptions, parameters and risks associated with the Pueblo Viejo mine life extension and process plant expansion project, the mineral reserve and resource estimates included therein and other technical information, please refer to the Technical Report to be made available on SEDAR at www.sedar.com.
15See the Technical Report on the Turquoise Ridge mine, dated March 25, 2020, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 25, 2020.

BARRICK YEAR-END 2022	91	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
16North Turf (Miramar) Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
			163.1 - 177.4	14.3	10.1	7.58
NTC-22022	80	(30)	181.4 - 201.2	19.8	14.0	8.43
NTC-22024	190	(85)	150.0 - 152.4	2.4	2.4	21.33
NTC-22026	145	(72)	108.8 - 114.3	5.5	5.5	5.52
NTC-22027	62	(50)	119.3 - 124.4	5.0	4.6	12.10
NTC-22030	90	(51)	222.5 - 224.6	2.1	1.8	4.35
NTC-22031A	95	(27)	260.0 - 263.7	3.7	2.8	3.96
			136.6 - 139.6	3.0	3.0	9.46
			221.9 - 225.2	3.4	3.3	7.34
			246.3 - 270.7	24.4	24.0	6.79
			290.5 - 293.5	3.0	3.0	4.80
NTC-22033	270	(66)	300.2 - 305.7	5.5	5.4	5.49
NTC-22035	120	(65)	130.8 - 133.8	3.0	2.9	5.73
			119.5 - 126.8	7.3	5.2	13.06
NTC-22038	260	(52)	145.7 - 152.4	6.7	4.7	17.59
			30.5 - 35.1	4.6	4.3	4.20
			53.9 - 57.9	4.0	3.7	6.05
			86.9 - 109.7	22.9	21.5	6.02
NTC-22040	100	(71)	128.0 - 132.6	4.6	4.6	6.19
			55.5 - 61.3	5.8	2.9	13.34
NTC-22045	32	(46)	291.7 - 294.7	3.0	2.9	8.37
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (CGX - Leeville, NLX - North Leeville Exploration, NTC - North Turf Core, NLX - North Leeville Growth, LUC - Leeville Underground Core) followed by the year (22 for 2022) then hole number.
c.True width for LUC, NTC and NLX drillholes have been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available. True width of the intercepts for CGX drill holes is uncertain at this stage.
The drilling results for Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.
17    North Leeville (Fallon) Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
NLX-22013B	306	(79)	811.7-839.1	27.4	26.3	19.57
NLX-22020	90	(75)	821.1-825.7	4.6	4.5	4.91
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (CGX - Greater Leeville Exploration, NLX - North Leeville Exploration, NTC - North Turf Core, NLX - North Leeville Exploration, NTC - North Turf Core, NLX - North Leeville Growth, LUC - Leeville Underground Core) followed by the year (22 for 2022) then hole number.
c.True width for LUC, NTC and NLX drillholes have been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available. True width of the intercepts for CGX drill holes is uncertain at this stage.
The drilling results for Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

BARRICK YEAR-END 2022	92	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
18    Carlin Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
LBB-22006	330	(75)	709.3 - 710.2	0.9	3.63
LBB-22007	40	(75)
WSF-22002	77	(76)
			653.6 - 654.7	1.1	3.67
WSF-22003	273	(81)	655.9 - 657.0	1.1	6.85
WSF-22005	301	(69)	642.8 - 643.6	0.8	3.48
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (LBB - Little Boulder Basin, WSF - Western Spur) followed by the year (22 for 2022) then hole number.
c.True width of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.
19    Ren Resource Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
			286.8 - 289.9	3.1	2.1	7.17
			296.0 - 300.1	4.1	3.0	9.91
			306.2 - 316.1	9.9	4.6	11.62[d]
			351.7 - 354.8	3.1	2.1	11.14
MRC-22005	70	(23)	362.4 - 365.5	3.1	2.1	6.79
MRC-22009	250	(19)	310.3 - 317.0	9.8	4.0	5.01
MRC-22010	238	(17)	281.9 - 284.5	2.6	1.5	3.98 [d]
			316.7 - 319.7	3.0	3.0	28.08[d]
			334.7 - 345.3	10.6	4.6	5.07 [d]
			359.1 - 362.1	3.0	3.0	6.03
MRC-22011	262	(27)	369.7 - 374.3	4.6	3.0	4.42
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project (MRC - Ren) followed by hole number.
c.True width has been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available.
d.Greater than 20% dilution

The drilling results for Ren contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Ren conform to industry accepted quality control methods.
20    West El Niño Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
SEC-22001	120	(75)	68.6 - 71.6	3.0	2.9	19.12
SEC-22004	300	(35)	210.6 - 224.6	14.0	14.0	51.89
SEC-22008	239	(25)	69.2 - 89.61	20.4		6.51

a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project Phase (SEC) followed by two digit year and hole number.
c.True width of intercepts uncertain at this stage.

BARRICK YEAR-END 2022	93	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The drilling results for the Carlin Trend property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by American Assay Labs, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend property conform to industry accepted quality control methods.
21    CHUG Hanson Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
			346.8 - 350.8	4	4.75
			358.1 - 359.8	1.7	17.21
			381.6 - 387.1	5.5	5.86
CMX-22013	233	44	415.3 - 417	1.7	4.90
			460 - 461.4	1.4	6.51
			488.6 - 498.8	10.2	5.03
			514.3 - 516.3	2	6.75
CMX-22014	244	44	523 - 525.4	2.4	8.96
CMX-22015	257	39	466.3 - 467.8	1.5	8.61
			479.4 - 480.6	2	11.78
			519 - 521.9	2.9	5.13
			568.4 - 593.1	24.7	6.67
			596.8 - 599.5	2.7	5.75
CMX-22016	216	42	601 - 602.4	1.4	3.55
CMX-22017	204	42	515.7 - 527.9	12.2	7.60
			381.4 - 384.3	2.9	11.23
CMX-22018	220	49	385.9 - 387.4	1.5	3.46
			607.5 - 609.1	1.6	4.53
			610.3 - 611.7	1.4	4.97
CMX-22019	219	45	616.3 - 636.4	20.1	9.64
a.All intercepts calculated using a 3.42 g/t Au cutoff and are uncapped; minimum intercept width is 1.4 m; internal dilution less than 20% total width.
b.Cortez drill hole nomenclature: Project (CMX - CHUG Minex) followed by the year (22 for 2022) then hole number.
c.True widths of intercepts are uncertain at this stage.
The drilling results for Cortez contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Cortez conform to industry accepted quality control methods.
22    Robertson Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
AHC-22009	240	(75)	106.1 - 113.7	7.6		5.38
			100.0 - 109.1	9.1		0.51
			124.4 - 138.3	13.9		0.51
DTL-21004	280	(65)	148.9 - 162.8	13.9		15.57
DTL-21007	280	(58)	152.1 - 164.1	12.0		2.17
			19.1 - 23.6	4.6		3.28
			25.3 - 28.3	3.0		2.38
PYC-21033	300	(70)	68.0 - 77.0	9.0		0.42
PYC-22005	125	(77)	34.0 - 52.7	18.7		0.70
			11.0 - 21.6	10.7		0.37
			25.8 - 32.2	6.4		0.23
GPC-22036	273	(50)	36.1 - 60.4	24.2		0.47
			2.7 - 6.8	4.1	3.7	0.44
			48.8 - 52.8	4.0	3.6	0.23
			139.9 - 143.3	3.4	3.1	0.44
GPC-22047	209	(88)	216.1 - 259.4	43.3	38.6	1.84
			3.6 - 12.6	9.1	8.1	1.59

BARRICK YEAR-END 2022	94	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

GPC-22048	0	(90)	217.3 - 296.1	78.8	69.8	2.88
			101.7 - 107.0	5.3		0.47
			124.2 - 128.5	4.3		8.52
			145.4 - 160.6	15.2		0.55
WPC-22017	272	(69)	170.5 - 175.3	4.7		3.47
a.All intercepts calculated using a 0.17 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.Robertson drill hole nomenclature: Project area: PYC: Porphyry Core, DTL: Distal, AHW: Altenburg Hill West, RMC: Robertson Material Characterization, AHC: Altenburg Hill Core, GPC: Gold Pan COre, WPC: West Porphyry COre, 21 indicates drill year of 2021 and 22 indicates drill year of 2022.
c.True width of intercepts uncertain at this stage except where noted.

The drilling results for Robertson contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals and SGS S.A., independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Robertson conform to industry accepted quality control methods.
23    Fourmile Significant Interceptsa

Drill Results from Q4 2022

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
			1156.7 - 1174.4	18.0		29.67
			1198.0 - 1206.2	8.2		8.5
			1342.0 - 1352.1	10.1		13.36
FM22-179D	330	84	1461.7 - 1492.0	31.7		33.67
			1142.7 - 1146.7	4.0		13.62
			1313.7 - 1353.3	39.6		12.71
FM22-180D	239	84	1361.2 - 1366.6	5.4		17.04
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.Fourmile drill hole nomenclature: Project area: FM: Fourmile, followed by the year (22 for 2022) then hole number.
c.True widths of intercepts are uncertain at this stage.

The drilling results for Fourmile contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals and ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Fourmile conform to industry accepted quality control methods.
24    Turquoise Ridge Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
TUM-22162	11	(25)	150.3 - 185.1	34.8	15.2	33.11
TUM-22219	334	(42)	199.9 - 234.1	34.2	14.6	12.93
			93.6 - 114.9	21.3	20.5	24.57
TUM-22701A	51	(63)	135.7 - 143.0	7.3	6.7	22.39
TSM-22100	356	(82)	279.3 - 288.8	9.5	8.8	12.33
TUM-22405	292	(31)	329.6 - 339.9	10.4	8.2	9.38
TUM-22813	190	(90)	53.8 - 63.8	10.0	9.2	28.00
TUM-22816	222	(30)	55.8 - 65.9	10.1	8.7	20.77
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 1 m; internal dilution is less than 20% total width.
b.Turquoise Ridge drill hole nomenclature: Project area: TSM: Turquoise Surface Minex, TUM: Turquoise Underground Minex, First two numbers indicate year drilled.
c.True widths of intercepts have been estimated based on current geological model.

The drilling results for Turquoise Ridge contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and

BARRICK YEAR-END 2022	95	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Turquoise Ridge conform to industry accepted quality control methods.
25    Hemlo Significant Intercepts

Drill Results from Q4 2022
Drill Hole[a]	Azimuth	Dip	Interval (m)	Width (m)[b]	Au (g/t)[c]
1152295	133	7	84.4 - 88.2	2.7	13.82
11522104	192	(51)	50.0 - 54.0	3.5	10.57
90352207	175	(58)	410.0 - 416.0	4.6	6.06
90352208	179	(34)	194.8 - 199.2	4.1	7.60
90352209	179	(65)	405.3 - 409.4	3.2	9.12
90352227	129	(62)	329.0 - 333.0	2.8	9.85
90352227	129	(62)	663.0 - 666.4	2.6	6.78
90352229	138	(53)	330.0 - 333.0	2.7	6.38
W2230	136	(45)	349.0 - 352.0	2.7	10.74
W2231.1	147	(45)	386.4 - 393.6	6.5	4.40
a.Hemlo drill hole nomenclature: Surface hole nomenclature is defined by (W-surface) followed by the year (e.g. 22 for 2022) then hole number. Underground hole nomenclature is defined by level (e.g. 115 for the 9115m level) then hole number.
b.True widths of intercepts are estimated using the angle to core axis.
c.All intercepts calculated using a 2.68 g/t Au cutoff. 9035 holes are capped to 80 g/t Au, 115 and W holes are capped to 30 g/t Au; minimum intercept width is 2.50m; internal dilution is less than 42% total width.

The drilling results for Hemlo contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Hemlo conform to industry accepted quality control methods.
26    Arroyo del Rey - Pueblo Viejo District Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
DPV22-872[d]	50	(55)	143 - 144.85	1.85	10.93
a.No internal dilution applied.
b.Arroyo del Rey drill hole nomenclature: Drill system (DPV: Dominican Pueblo Viejo) followed by the year (22: 2022) then hole number.
c.True widths of intercepts are estimated using the core axis and are uncertain at this stage.
d.Drill method is diamond drilling.

The drilling results for Arroyo del Rey contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Arroyo del Rey conform to industry accepted quality control methods.
27    Mejita Extension - Pueblo Viejo District Significant Interceptsa

Drill Results from Q4 2022
						Including[c]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
DPV22-875[d]	50	(55)	133.5 - 138.5	5	1.68	133.5 - 135	1.5	3.7
a.No internal dilution applied.
b.Mejita Extension drill hole nomenclature: Drill system (DPV: Dominican Pueblo Viejo) followed by the year (22: 2022) then hole number.
c.True widths of intercepts are estimated using the core axis and are uncertain at this stage.
d.Drill method is diamond drilling.

The drilling results for Mejita extension contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by

BARRICK YEAR-END 2022	96	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Mejita extension conform to industry accepted quality control methods.
28    Morro Escondido - Veladero District Significant Interceptsa

Drill Results from Q4 2022
						Including[c]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
						0 - 11.65	11.65	1.76
						42.6 - 63.8	21.20	1.23
DDH-MES-01	0	(90)	0 - 107.8	107.80	0.74	89.8 - 99.75	9.95	1.00
						0 - 49	49.00	1.30
						0 - 9.3	9.30	4.91
DDH-MES-02	310	(65)	0 - 128	128.0	0.75	76.8 - 89	12.20	1.08
						4.5 - 24	19.50	1.04
DDH-MES-03	310	(65)	4.5 - 80	75.5	0.52	43 - 51.6	8.60	1.02
						43 - 47	4.00	8.27
						62.4 - 69	6.60	3.20
DDH-MES-04	270	(65)	43 - 84	41.00	1.64	81 - 82.5	1.50	1.90
a.All intercepts calculated using a 0.25 g/t Au cutoff and are uncapped; minimum intercept width is 15 meters; maximum internal dilution of 15 m below 0.25 g/t Au.
b.Morro Escondido drill hole nomenclature: Drill system Diamond Drill Hole (DDH), Project Name (Morro Escondido - MES) followed by hole number.
c.True widths of intercepts are estimated using the core axis and are uncertain at this stage.
d.Drill method is diamond drilling.

The drilling results for Morro Escondido contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Morro Escondido conform to industry accepted quality control methods.
29    Bambadji Significant Interceptsa

Drill Results from Q3 2022
						Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
FADH001	60	(50)	168.3 - 184.3	16.3	1.21
WARC001	55	(50)	16 - 35	19.0	0.74
WARC002	235	(50)	53 - 55	2.0	2.43
WARC004	70	(50)	28 - 42	14.0	2.71	30 - 37	7.0	4.96
			76 - 86	10.0	0.65
WARC006	90	(50)	177 - 186	9.0	0.76
WARC007	90	(50)	116 - 124	8.0	1.33
WARC008	90	(50)	23 - 48	25.0	1.02
WARC009	90	(50)	13 - 22	9.0	0.69
WARC010	90	(50)	123 - 132	9.0	1.17
WARC011	90	(50)	76 - 82	6.0	1.38
KBTRC009	270	(50)	55 - 102	47.0	3.76
KBTRC011	90	(50)	55 - 87	32.0	4.08
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal or less than 2 meters total width.
b.Drill hole nomenclature: FA (Fatima), WA (Wari) and KBT (Kabetea) followed by type of drilling RC (Reverse Circulation) and DH Diamond Drilling).
c.True widths uncertain at this stage.

The drilling results for the Bambadji property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Bamako, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from

BARRICK YEAR-END 2022	97	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Bambadji property conform to industry accepted quality control methods.
30    Loulo-Gounkoto Significant Interceptsa

Drill Results from Q4 2022
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
DBDH015	51	-61	241.25 - 244.8	3.55	1.23
DBDH016	43.78	(62.08)	196.45 - 199.2	2.75	1.10
FSRC013	270	(50)	86 - 93	7	0.75
FSRC013	270	(50)	117 - 119	2	0.74
FSRC013	270	(50)	127 - 129	2	0.62
FSRC013	270	(50)	135 - 137	2	0.84
FSRC013	270	(50)	146 - 150	4	0.87
FSRC014	270	(50)	66 - 68	2	0.68
FSRC014	270	(50)	74 - 76	2	0.89
FSRC014	270	(50)	99 - 101	2	0.95
FSRC016	270	(50)	30 - 34	4	1.21
FSRC018	268.92	(52.72)	123 - 125	2	0.86
GNAC0031	270	(50)	50 - 52	2	2.11
GNAC0039	270	(50)	30 - 32	2	0.62
GNAC0043	270	(50)	34 - 40	6	0.79
GNAC0044	270	(50)	7 - 13	6	3.81
GNAC0045	270	(50)	25 - 29	4	0.93
GNAC0063	270	(50)	40 - 42	2	0.57
GNAC0064	270	(50)	21 - 24	3	0.86
GNAC0064	270	(50)	29 - 38	9	1.74
GNAC0064	270	(50)	46 - 48	2	0.70
GNAC0065	270	(50)	24 - 26	2	0.93
GNAC0074	270	(50)	29 - 31	2	0.71
GNRC016	90	(50)	110 - 112	2	1.35
GNRC017	90	(50)	53 - 60	7	1.36
GNRC017	90	(50)	141 - 143	2	0.76
GNRC018	90	(50)	10 - 13	3	1.14
GWDH02	116.38	(69.59)	389.05 - 392.05	3	0.78
GWDH02	116.38	(69.59)	404.05 - 415	10.95	8.19	409.1 - 415	5.9	12.63
GWRCDH01	110.65	(84.7)	160.1 - 164	3.9	1.21
TRC019	270	(55)	256 - 258	2	0.85
TRC020	270	(55)	102 - 108	6	2.29
TRC022	270	(55)	69 - 74	5	1.19
TRC022	270	(55)	82 - 87	5	1.36
TRC027	268.19	(53.39)	38 - 40	2	1.24
YRDH039	251.37	(54.97)	63.8 - 67.15	3.35	1.38
YRDH039	251.37	(54.97)	69 - 76.1	7.1	1.73
YRDH040	249.89	(55)	35.05 - 37.9	2.85	1.88
YRDH041	268.62	(54.71)	24 - 26	2	1.8
YRDH041	268.62	(54.71)	40.8 - 43.65	2.85	2.79
YRDH041	268.62	(54.71)	53.25 - 56.95	3.7	0.91
YRDH041	268.62	(54.71)	98.9 - 101.85	2.95	1.04
YRSAC0010	280	(50)	16 - 26	10	10.05	17 - 24	7	13.69
YRSAC0010	280	(50)	32 - 50	18	1.83	38 - 42	4	4.98
YRSAC0010	280	(50)	59 - 70	11	2.08
YRSAC0010	280	(50)	72 - 77	5	1.26
YRSAC0024	280	(50)	25 - 30	5	1.79
YRSRC018	270	(55)	112 - 119	7	1.12
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.Loulo-Gounkoto drill hole nomenclature: prospect initial GN (Gara North), YR (Yalea Ridge), GW (Gara West), DB (Domain Boundary), FS (Faraba South), TR (Toronto), YRS (Yalea Ridge South) followed by type of drilling AC (Air Core), RC (Reverse Circulation), DH (Diamond Drilling), RCDH (Reverse Circulation with Diamond tail).
c.True widths uncertain at this stage.

BARRICK YEAR-END 2022	98	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
d.All intercepts calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.

The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.
31    Nielle Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
KORC020	272	(51)	88-98	10.00	2.49
KORC021	265	(51)	57-69	12.00	2.28
KORC023A	270	(50)	68-81	13.00	1.41
KORC028	272	(50)	135-142	7.00	6.54
KORDH002	273	(50)	103-106	3.00	4.05
JBMDH002	302	(53)	78 - 84	6.00	2.70
JBMDH002	302	(53)	237.19-250.6	13.41	2.74
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.
b.Nielle drill hole nomenclature: prospect initial KOR (Koro A2), JBM (Jubula Main), followed by type of drilling AC (Aircore), RC (Reverse Circulation), DH (Diamond Hole).
c.True widths uncertain at this stage.

The drilling results for the Nielle property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.
32    Kibali Significant Interceptsa

Drill Results from Q4 2022
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
KVDD0049	320	(65)	513.25 - 515.05	2.8	1.51
	320	(65)	521.23 - 532.40	11.2	2.78	525.23 - 529.23	4	4.87
KVDD0050A	311	(54)	314.50 - 357.50	16.4	1.25	351.00 - 353.20	2.2	4.13
	311	(54)	373.93 - 375.93	2	1.84
MDD079W1	279	(74.5)	414.60 - 425.50	10.9	1.7
	279	(74.5)	430.38 - 438.20	7.82	11.19
MDD081	292	(65)	361.80 - 365.60	3.8	0.76
ADD024	135	(68)	180.00 - 192.00	12	2.46	180.00 - 182.00	2	6.66
						183.00 - 185.00	2	3.96
MRRC0008	238	(55)	8.00 - 10.00	2	1.6
	238	(55)	32.00 - 34.00	2	0.94
	238	(55)	41.00 - 46.00	5	7	44.00 - 45.00	1	31.43
	238	(55)	55.00 - 58.00	3	0.55
MRRC0009	238	(55)	37.00 - 39.00	2	1.37
	238	(55)	43.00 - 48.00	5	1.34	44.00 - 45.00	1	3.22
MMRC0071	155	(59.5)	51.00 - 53.00	2	1.2
ZBRC0008	260	(50)	111.00 - 113.00	2	0.77
	260	(50)	142.00 - 148.00	6	0.86
	260	(50)	157.00 - 160.00	3	1.39
	260	(50)	166.00 - 173.00	7	4.09	172.00 - 173.00	1	16.4
ZBRC0009	260	(50)	76.00 - 78.00	2	2.61
	260	(50)	88.00 - 103.00	15	2.13	98.00 - 103.00	5	4.61
	260	(50)	118.00 - 121.00	3	1.48

BARRICK YEAR-END 2022	99	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

	260	(50)	136.00 - 139.00	3	0.78
	260	(50)	142.00 - 144.00	2	0.51
ZBRC0010	260	(50)	7.00 - 9.00	2	0.71
	260	(50)	32.00 - 35.00	3	0.95
	260	(50)	49.00 - 60.00	11	2.68	172.00 - 177.00	5	4.33
ZBRC0011	260	(50)	3.00 - 5.00	2	1.21
	260	(50)	17.00 - 19.00	2	0.6
	260	(50)	28.00 - 45.00	17	0.72
	260	(50)	66.00 - 69.00	3	0.69
ZBRC0012	260	(50)	1.00 - 9.00	8	0.8
	260	(50)	16.00 - 18.00	2	1.18
	260	(50)	28.00 - 35.00	7	0.52
ZBRC0013	260	(50)	109.00 - 111.00	2	1.33
	260	(50)	114.00 - 120.00	6	1.22
ZBRC0014	260	(50)	23.00 - 28.00	5	1.58	26.00 - 27.00	1	3.54
	260	(50)	31.00 - 34.00	3	0.68
	260	(50)	37.00 - 52.00	15	2.43	42.00 - 45.00	3	5.25
	260	(50)				50.00 - 52.00	2	3.96
ZBRC0015	260	(50)	21.00 - 25.00	4	1	23.00 - 25.00	2	1.48
	260	(50)	31.00 - 37.00	6	1	32.00 - 33.00	1	2.38
	260	(50)	43.00 - 48.00	5	0.8	43.00 - 44.00	1	1.13
	260	(50)	55.00 - 57.00	2	0.6
ZBRC0016	260	(50)	97.00 - 99.00	2	0.82
	260	(50)	105.00 - 108.00	3	0.8
	260	(50)	111.00 - 114.00	3	1.5
	260	(50)	124.00 - 130.00	6	1.83	124.00 - 125.00	1	3.25
	260	(50)	144.00 - 157.00	13	1.25	124.00 - 126.00	2	4.15
ZBRC0017	260	(50)	30.00 - 50.00	20	1.07	34.00 - 36.00	2	2.19
						38.00 - 39.00	1	3.16
						41.00 - 43.00	2	2
						47.00 - 48.00	1	2.15
	260	(50)	99.00 - 121.00	22	1.66	102.00 - 104.00	2	2.53
						108.00 - 112.00	4	4.17
						119.00 - 120.00	1	3.31
ZBRC0018	260	(50)	161.00 - 171.00	10	0.78	165.00 - 166.00	1	2.58
						170.00 - 171.00	1	1.91
	260	(50)	193.00 - 200.00	7	2.32	193.00 - 194.00	1	3.36
						196.00 - 197.00	1	8.15
ZBRC0019	260	(50)	24.00 - 36.00	12	2.21	31.00 - 32.00	1	4.43
						33.00 - 34.00	1	9.32
ZBRC0020	260	(50)	141.00 - 144.00	3	1.13
	260	(50)	153.00 - 157.00	4	1.1
	260	(50)	162.00 - 179.00	17	1.25	171.00 - 172.00	1	2.84
ZBRC0021	260	(50)	82.00 - 92.00	10	0.5
	260	(50)	95.00 - 112.00	17	0.88	97.00 - 98.00	1	2.09
						108.00 - 109.00	1	2.17
	260	(50)	149.00 - 156.00	7	2.39	153.00 - 155.00	2	5.69
ORDD0031	290	(65)	189.9-197.0	8.1	11.6
ORDD0032	290	(66)	195.0-199.69	4.69	3.46
ORDD0034	155	(69)	145.0-152.0	7	3.47
ORDD0043	295	(68)	87.0-104.92	16.9	4.29
ORDD0057	290	(65)	231.2-251.0	19.8	6.15
ORDD0058	290	(65)	231.5-245.0	13.5	2.78
ORDD0060	290	(65)	260.0-285.3	25.3	3.19
ORDD0062	290	(65)	159.0-167.0	8	4.4
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 25% total width.
b.Kibali drill hole nomenclature: prospect initial (KCD=Karagba-Chauffeur-Durba; MM=Memekazi; KV=Kalimva; A=Agabarabo; MR=Makoro; M=Mengu; ZB=Zambula) followed by type of drilling (RC=Reverse Circulation, DD=Diamond, GC=Grade control) with no designation of the year. KCDU=KCD Underground.
c.True width of intercepts are uncertain at this stage.
d.Weighted average is calculated by fence using significant intercepts, over the strike length.

BARRICK YEAR-END 2022	100	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.
33    Jabal Sayid Significant Interceptsa

Drill Results from Q4 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Cu (%)
BDH1170	265	(65)	355-367	12.00	0.81
BDH1170	265	(65)	522-537	15.00	3.51
BDH1170	265	(65)	557-562	5.00	0.67
BDH1170	265	(65)	569-571	2.00	0.60
BDH1170	265	(65)	576-578	2.00	0.59
BDH1170	265	(65)	583-586	3.00	0.85
BDH1171	267	(62)	595.90-648.50	52.60	2.67
BDHR014	86	(56)	148.93-164.00	15.07	2.11
a.All intercepts calculated using a 0.5% Cu cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 5 meters total width.
b.Jabal Sayid drill hole nomenclature: BDH (surface diamond hole) followed by lode and hole number.
c.True widths uncertain at this stage.
The drilling results for the Jabal Sayid property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Jabal Sayid property conform to industry accepted quality control methods.

BARRICK YEAR-END 2022	101	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Glossary of Technical Terms

ALL-IN SUSTAINING COSTS: A non-GAAP measure of cost per ounce/pound for gold/copper. Refer to page 73 of this MD&A for further information and a reconciliation of the measure.
AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.
BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.
C1 CASH COSTS: A non-GAAP measure of cost per pound for copper. Refer to page 73 of this MD&A for further information and a reconciliation of the measure.
CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
CONTAINED OUNCES: Represents ounces in the ground before loss of ounces not able to be recovered by the applicable metallurgical processing process.
DEVELOPMENT: Work carried out for the purpose of gaining access to an ore body. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open-pit mine, development includes the removal of overburden (more commonly referred to as stripping in an open pit).
DILUTION: The effect of waste or low-grade ore which is unavoidably extracted and comingled with the ore mined thereby lowering the recovered grade from what was planned to be mined.
DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.
DRILLING:
Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays.
Reverse circulation: drilling that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.
In-fill: drilling closer spaced holes in between existing holes, used to provide greater geological detail and to help upgrade resource estimates to reserve estimates.
Step-out: drilling to intersect a mineralized horizon or structure along strike or down-dip.
EXPLORATION: Prospecting, sampling, mapping, drilling and other work involved in searching for minerals.
FREE CASH FLOW: A non-GAAP measure that reflects our ability to generate cash flow. Refer to page 72 of this MD&A for a definition.
GRADE: The amount of metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).
Mill-head grade: metal content per tonne of ore going into a mill for processing.
Reserve grade: estimated metal content of an ore body, based on reserve calculations.
HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.
HEAP LEACH PAD: A large impermeable foundation or pad used as a base for stacking ore for the purpose of heap leaching.
MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.
MINERAL RESERVE: See pages 103 to 111 – Summary Gold/Copper Mineral Reserves and Mineral Resources.
MINERAL RESOURCE: See pages 103 to 111 – Summary Gold/Copper Mineral Reserves and Mineral Resources.
OPEN PIT: A mine where the minerals are mined entirely from the surface.
ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
ORE BODY: A sufficiently large amount of ore that can be mined economically.
OUNCES: Troy ounce is a unit of measure used for weighing gold at 999.9 parts per thousand purity and is equivalent to 31.1035g.
RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support future beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock dumps and other disturbed areas.
RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the valuable material recovered compared to the total material originally contained in the ore.
REFINING: The final stage of metal production in which impurities are removed through heating to extract the pure metal.
ROASTING: The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).
STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open-pit methods.
TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.
TOTAL CASH COSTS: A non-GAAP measure of cost per ounce for gold. Refer to page 73 of this MD&A for further information and a reconciliation of the measure.

BARRICK YEAR-END 2022	102	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mineral Reserves and Mineral Resources

The tables on the next seven pages set forth Barrick’s interest in the total proven and probable gold, silver and copper reserves and in the total measured, indicated and inferred gold, silver and copper resources and certain related information at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, metal and property, see pages 103 to 111.
The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of metal will be produced. Metal price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.

Definitions
A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

BARRICK YEAR-END 2022	103	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Reserves[1,2,3]
As at December 31, 2022	PROVEN			PROBABLE			TOTAL
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu underground (84.00%)	2.2	7.16	0.50	11	6.18	2.2	13	6.34	2.7
Jabal Sayid surface	0.069	0.34	0.00076	—	—	—	0.069	0.34	0.00076
Jabal Sayid underground	5.8	0.20	0.038	7.5	0.39	0.094	13	0.31	0.13
Jabal Sayid (50.00%) total	5.9	0.21	0.039	7.5	0.39	0.094	13	0.31	0.13
Kibali surface	5.4	2.07	0.36	15	2.19	1.0	20	2.16	1.4
Kibali underground	9.1	4.31	1.3	14	4.15	1.9	23	4.21	3.2
Kibali (45.00%) total	14	3.47	1.6	29	3.15	3.0	44	3.26	4.6
Loulo-Gounkoto surface	11	2.48	0.89	14	2.78	1.3	25	2.65	2.2
Loulo-Gounkoto underground	8.9	4.86	1.4	19	5.04	3.1	28	4.98	4.5
Loulo-Gounkoto (80.00%) total	20	3.54	2.3	34	4.08	4.4	54	3.87	6.7
North Mara surface	0.25	3.43	0.028	29	2.05	1.9	29	2.06	2.0
North Mara underground	0.21	3.68	0.025	9.3	3.42	1.0	9.5	3.43	1.0
North Mara (84.00%) total	0.46	3.55	0.053	39	2.38	2.9	39	2.40	3.0
Tongon surface (89.70%)	3.9	2.36	0.30	3.9	2.14	0.26	7.8	2.25	0.56
AFRICA AND MIDDLE EAST TOTAL	47	3.17	4.8	120	3.24	13	170	3.22	18
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12
Porgera surface[4]	—	—	—	5.0	3.55	0.57	5.0	3.55	0.57
Porgera underground[4]	0.66	6.69	0.14	2.2	7.05	0.51	2.9	6.96	0.65
Porgera (24.50%) total[4]	0.66	6.69	0.14	7.2	4.64	1.1	7.9	4.81	1.2
Pueblo Viejo surface (60.00%)	35	2.29	2.6	140	2.16	9.7	170	2.19	12
Veladero surface (50.00%)	8.0	0.41	0.11	77	0.74	1.8	85	0.71	1.9
LATIN AMERICA AND ASIA PACIFIC TOTAL	160	1.02	5.2	710	0.96	22	870	0.97	27
NORTH AMERICA
Carlin surface	9.8	2.48	0.79	63	2.24	4.6	73	2.27	5.4
Carlin underground	11	9.27	3.3	6.0	7.90	1.5	17	8.79	4.8
Carlin (61.50%) total	21	6.07	4.1	69	2.73	6.1	90	3.50	10
Cortez surface	0.76	2.65	0.065	110	0.88	3.0	110	0.90	3.1
Cortez underground[5]	0.60	9.44	0.18	26	7.74	6.4	26	7.78	6.5
Cortez (61.50%) total	1.4	5.63	0.25	130	2.22	9.4	130	2.26	9.6
Hemlo surface	—	—	—	18	1.49	0.86	18	1.49	0.86
Hemlo underground	0.50	4.93	0.079	4.6	4.87	0.73	5.1	4.88	0.81
Hemlo (100%) total	0.50	4.93	0.079	23	2.19	1.6	23	2.25	1.7
Phoenix surface (61.50%)	8.5	0.71	0.19	96	0.58	1.8	100	0.59	2.0
Turquoise Ridge surface	10	2.29	0.75	0.28	1.38	0.013	11	2.27	0.77
Turquoise Ridge underground	10	10.20	3.4	12	9.51	3.8	23	9.82	7.2
Turquoise Ridge (61.50%) total	21	6.26	4.1	13	9.33	3.8	33	7.43	8.0
NORTH AMERICA TOTAL	52	5.24	8.7	330	2.12	23	380	2.54	31

TOTAL	260	2.26	19	1,200	1.53	57	1,400	1.67	76

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	104	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Copper Mineral Reserves[1,2,3,7]
As at December 31, 2022	PROVEN			PROBABLE			TOTAL
	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu
Based on attributable pounds	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)
AFRICA AND MIDDLE EAST
Bulyanhulu underground (84.00%)	2.2	0.33	16	11	0.34	84	13	0.34	100
Jabal Sayid surface	0.069	2.64	4.0	—	—	—	0.069	2.64	4.0
Jabal Sayid underground	5.8	2.25	290	7.5	2.28	380	13	2.26	670
Jabal Sayid (50.00%) total	5.9	2.25	290	7.5	2.28	380	13	2.27	670
Lumwana surface (100%)	89	0.51	1,000	390	0.59	5,200	480	0.58	6,200
AFRICA AND MIDDLE EAST TOTAL	97	0.61	1,300	410	0.62	5,600	510	0.62	7,000
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	0.19	480	480	0.23	2,400	600	0.22	2,900
Zaldívar surface (50.00%)	170	0.44	1,600	38	0.31	260	210	0.42	1,900
LATIN AMERICA AND ASIA PACIFIC TOTAL	280	0.34	2,100	520	0.23	2,700	810	0.27	4,800
NORTH AMERICA
Phoenix surface (61.50%)	11	0.16	40	130	0.16	470	140	0.16	510
NORTH AMERICA TOTAL	11	0.16	40	130	0.16	470	140	0.16	510

TOTAL	390	0.40	3,500	1,100	0.37	8,800	1,500	0.38	12,000

See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,7]
As at December 31, 2022	PROVEN			PROBABLE			TOTAL
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu underground (84.00%)	2.2	6.90	0.48	11	5.91	2.1	13	6.07	2.6
AFRICA AND MIDDLE EAST TOTAL	2.2	6.90	0.48	11	5.91	2.1	13	6.07	2.6
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29
Pueblo Viejo surface (60.00%)	35	12.94	15	140	13.76	62	170	13.60	76
Veladero surface (50.00%)	8.0	12.72	3.3	77	14.62	36	85	14.44	39
LATIN AMERICA AND ASIA PACIFIC TOTAL	160	4.92	25	700	5.34	120	860	5.26	150
NORTH AMERICA
Phoenix surface (61.50%)	8.5	7.46	2.0	96	6.24	19	100	6.34	21
NORTH AMERICA TOTAL	8.5	7.46	2.0	96	6.24	19	100	6.34	21

TOTAL	170	5.07	28	810	5.45	140	980	5.39	170

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	105	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Resources[1,3,8,9]
As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED [11]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0029	6.70	0.00062	—	—	—	0.00062	—	—	—
Bulyanhulu underground	3.3	10.24	1.1	21	5.88	3.9	5.0	17	8.4	4.6
Bulyanhulu (84.00%) total	3.3	10.24	1.1	21	5.88	3.9	5.0	17	8.4	4.6
Jabal Sayid surface	0.069	0.34	0.00076	—	—	—	0.00076	—	—	—
Jabal Sayid underground	7.8	0.33	0.083	7.3	0.41	0.097	0.18	1.5	0.6	0.027
Jabal Sayid (50.00%) total	7.9	0.33	0.084	7.3	0.41	0.097	0.18	1.5	0.6	0.027
Kibali surface	7.4	2.19	0.52	26	2.06	1.7	2.2	4.8	2.1	0.32
Kibali underground	12	4.63	1.8	24	3.97	3.1	4.9	8.4	2.9	0.79
Kibali (45.00%) total	20	3.70	2.3	50	2.98	4.8	7.1	13	2.6	1.1
Loulo-Gounkoto surface	12	2.49	0.97	16	2.90	1.5	2.4	6.5	1.9	0.38
Loulo-Gounkoto underground	17	4.39	2.5	28	4.63	4.2	6.7	16	2.9	1.5
Loulo-Gounkoto (80.00%) total	30	3.61	3.4	44	4.02	5.7	9.1	22	2.6	1.9
North Mara surface	18	2.25	1.3	23	1.79	1.3	2.6	4.1	1.4	0.19
North Mara underground	0.77	2.28	0.057	28	2.21	2.0	2.0	15	1.6	0.75
North Mara (84.00%) total	18	2.25	1.3	50	2.02	3.3	4.6	19	1.6	0.93
Tongon surface (89.70%)	4.5	2.57	0.37	5.3	2.32	0.40	0.77	0.82	2.5	0.064
AFRICA AND MIDDLE EAST TOTAL	83	3.23	8.7	180	3.18	18	27	73	3.7	8.6
LATIN AMERICA AND ASIA PACIFIC
Alturas surface (100%)	—	—	—	—	—	—	—	180	0.9	5.4
Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4
Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86
Porgera surface[4]	0.39	3.98	0.049	14	2.78	1.3	1.3	6.1	2.2	0.43
Porgera underground[4]	0.99	6.16	0.20	5.0	6.04	0.97	1.2	1.8	6.6	0.39
Porgera (24.50%) total[4]	1.4	5.55	0.25	19	3.62	2.3	2.5	8.0	3.2	0.82
Pueblo Viejo surface (60.00%)	46	2.08	3.1	190	1.99	12	15	4.6	1.8	0.26
Reko Diq surface (50.00%)[6]	—	—	—	1,800	0.26	15	15	570	0.2	3.7
Veladero surface (50.00%)	9.1	0.40	0.12	120	0.71	2.6	2.8	14	0.6	0.27
LATIN AMERICA AND ASIA PACIFIC TOTAL	290	1.06	9.9	3,600	0.60	69	79	1,200	0.4	16

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	106	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Resources[1,3,8,9]
As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED [11]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
NORTH AMERICA
Carlin surface	29	2.18	2.0	140	1.94	8.5	11	60	1.2	2.4
Carlin underground	24	7.80	5.9	13	6.74	2.7	8.7	13	7.3	3.2
Carlin (61.50%) total	53	4.69	8.0	150	2.35	11	19	73	2.3	5.5
Cortez surface	0.99	2.78	0.089	160	0.87	4.4	4.5	110	0.4	1.5
Cortez underground[5]	1.3	7.66	0.32	37	6.87	8.3	8.6	15	5.9	2.9
Cortez (61.50%) total	2.3	5.53	0.40	190	2.02	13	13	130	1.1	4.4
Donlin surface (50.00%)	3.9	2.52	0.31	270	2.24	19	20	46	2.0	3.0
Fourmile underground (100%)	—	—	—	1.5	10.01	0.49	0.49	7.8	10.5	2.7
Hemlo surface	—	—	—	42	1.40	1.9	1.9	2.4	1.0	0.079
Hemlo underground	0.72	5.11	0.12	11	4.80	1.6	1.8	3.0	5.1	0.50
Hemlo (100%) total	0.72	5.11	0.12	52	2.09	3.5	3.6	5.4	3.3	0.58
Long Canyon surface	0.30	3.53	0.034	4.9	2.56	0.41	0.44	1.1	0.9	0.029
Long Canyon underground	—	—	—	1.1	10.68	0.38	0.38	0.53	9.1	0.16
Long Canyon (61.50%) total	0.30	3.53	0.034	6.1	4.05	0.79	0.82	1.6	3.6	0.18
Phoenix surface (61.50%)	12	0.64	0.25	230	0.50	3.6	3.9	30	0.3	0.32
Turquoise Ridge surface	24	2.14	1.6	21	2.07	1.4	3.0	6.7	1.7	0.37
Turquoise Ridge underground	13	9.49	3.9	19	8.51	5.3	9.2	1.9	6.9	0.42
Turquoise Ridge (61.50%) total	36	4.72	5.5	40	5.19	6.6	12	8.6	2.9	0.79
NORTH AMERICA TOTAL	110	4.18	15	940	1.93	58	73	300	1.8	17

TOTAL	480	2.13	33	4,700	0.96	150	180	1,500	0.8	42

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	107	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Copper Mineral Resources[1,3,7,8,9]
As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED [11]
	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Contained lbs	Tonnes	Grade	Contained lbs
Based on attributable pounds	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0029	0.32	0.021	—	—	—	0.021	—	—	—
Bulyanhulu underground	3.3	0.44	32	21	0.31	140	170	17	0.4	130
Bulyanhulu (84.00%) total	3.3	0.44	32	21	0.31	140	170	17	0.4	130
Jabal Sayid surface	0.069	2.64	4.0	—	—	—	4.0	—	—	—
Jabal Sayid underground	7.8	2.60	450	7.3	2.36	380	830	1.5	1.3	44
Jabal Sayid (50.00%) total	7.9	2.60	450	7.3	2.36	380	830	1.5	1.3	44
Lumwana surface (100%)	140	0.48	1,500	960	0.55	12,000	13,000	820	0.5	8700
AFRICA AND MIDDLE EAST TOTAL	150	0.59	2,000	990	0.56	12,000	14,000	840	0.5	8,900
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	170	0.21	790	1,000	0.21	4,700	5,500	360	0.2	1,400
Reko Diq surface (50.00%)[6]	—	—	—	1,900	0.44	18,000	18,000	590	0.4	4,600
Zaldívar surface (50.00%)	360	0.40	3,200	200	0.37	1,600	4,800	20	0.4	160
LATIN AMERICA AND ASIA PACIFIC TOTAL	530	0.34	4,000	3,100	0.36	25,000	29,000	970	0.3	6,200
NORTH AMERICA
Phoenix surface (61.50%)	15	0.15	52	320	0.15	1,000	1,100	32	0.1	93
NORTH AMERICA TOTAL	15	0.15	52	320	0.15	1,000	1,100	32	0.1	93

TOTAL	700	0.39	6,000	4,500	0.39	38,000	44,000	1,800	0.4	15,000

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	108	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Silver Mineral Resources[1,3,7,8,9]
As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED [11]
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0029	7.00	0.00065	—	—	—	0.00065	—	—	—
Bulyanhulu underground	3.3	8.52	0.90	21	5.54	3.7	4.6	17	6.2	3.4
Bulyanhulu (84.00%) total	3.3	8.52	0.90	21	5.54	3.7	4.6	17	6.2	3.4
AFRICA AND MIDDLE EAST TOTAL	3.3	8.52	0.90	21	5.54	3.7	4.6	17	6.2	3.4
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11
Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8
Pueblo Viejo surface (60.00%)	46	11.69	17	190	12.32	75	92	4.6	10.5	1.5
Veladero surface (50.00%)	9.1	11.39	3.3	120	14.42	54	57	14	14.3	6.3
LATIN AMERICA AND ASIA PACIFIC TOTAL	290	11.73	110	1,800	14.51	830	940	400	2.2	28
NORTH AMERICA
Phoenix surface (61.50%)	12	6.80	2.7	230	5.79	42	45	30	5.6	5.4
NORTH AMERICA TOTAL	12	6.80	2.7	230	5.79	42	45	30	5.6	5.4

TOTAL	310	11.50	110	2,000	13.44	880	990	450	2.5	37

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	109	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summary Gold Mineral Reserves[1,2,3]
For the years ended December 31	2022				2021
	Ownership	Tonnes	Grade	Ounces	Ownership	Tonnes	Grade	Ounces
Based on attributable ounces	%	(Mt)	(g/t)	(Moz)%		(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	84.00%	—	—	—	84.00%	0.00010	10.42	0.000035
Bulyanhulu underground	84.00%	13	6.34	2.7	84.00%	10	7.76	2.5
Bulyanhulu Total	84.00%	13	6.34	2.7	84.00%	10	7.76	2.5
Jabal Sayid surface	50.00%	0.069	0.34	0.00076	50.00%	0.072	0.34	0.00079
Jabal Sayid underground	50.00%	13	0.31	0.13	50.00%	13	0.26	0.11
Jabal Sayid Total	50.00%	13	0.31	0.13	50.00%	13	0.26	0.11
Kibali surface	45.00%	20	2.16	1.4	45.00%	17	2.45	1.3
Kibali underground	45.00%	23	4.21	3.2	45.00%	21	4.54	3.0
Kibali Total	45.00%	44	3.26	4.6	45.00%	37	3.60	4.3
Loulo-Gounkoto surface	80.00%	25	2.65	2.2	80.00%	22	2.98	2.1
Loulo-Gounkoto underground	80.00%	28	4.98	4.5	80.00%	29	4.86	4.6
Loulo-Gounkoto Total	80.00%	54	3.87	6.7	80.00%	51	4.06	6.7
North Mara surface	84.00%	29	2.06	2.0	84.00%	38	1.73	2.1
North Mara underground	84.00%	9.5	3.43	1.0	84.00%	6.8	3.44	0.75
North Mara Total	84.00%	39	2.40	3.0	84.00%	44	1.99	2.8
Tongon surface	89.70%	7.8	2.25	0.56	89.70%	7.9	1.87	0.47
AFRICA AND MIDDLE EAST TOTAL		170	3.22	18		160	3.22	17
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface	50.00%	600	0.60	12	50.00%	600	0.60	12
Porgera surface[4]	24.50%	5.0	3.55	0.57	24.50%	4.8	3.66	0.56
Porgera underground[4]	24.50%	2.9	6.96	0.65	24.50%	3.2	6.34	0.66
Porgera Total[4]	24.50%	7.9	4.81	1.2	24.50%	8.0	4.75	1.2
Pueblo Viejo surface	60.00%	170	2.19	12	60.00%	76	2.22	5.4
Veladero surface	50.00%	85	0.71	1.9	50.00%	90	0.77	2.2
LATIN AMERICA AND ASIA PACIFIC TOTAL		870	0.97	27		770	0.83	21
NORTH AMERICA
Carlin surface	61.50%	73	2.27	5.4	61.50%	84	2.23	6.0
Carlin underground	61.50%	17	8.79	4.8	61.50%	19	8.86	5.4
Carlin Total	61.50%	90	3.50	10	61.50%	100	3.46	11
Cortez surface	61.50%	110	0.90	3.1	61.50%	39	1.68	2.1
Cortez underground[5]	61.50%	26	7.78	6.5	61.50%	27	7.79	6.7
Cortez Total	61.50%	130	2.26	9.6	61.50%	65	4.17	8.8
Hemlo surface	100%	18	1.49	0.86	100%	0.018	0.32	0.00018
Hemlo underground	100%	5.1	4.88	0.81	100%	6.4	5.18	1.1
Hemlo Total	100%	23	2.25	1.7	100%	6.4	5.16	1.1
Long Canyon surface	61.50%	—	—	—	61.50%	0.61	1.18	0.023
Phoenix surface	61.50%	100	0.59	2.0	61.50%	100	0.60	2.0
Turquoise Ridge surface	61.50%	11	2.27	0.77	61.50%	26	2.05	1.7
Turquoise Ridge underground	61.50%	23	9.82	7.2	61.50%	21	10.39	6.9
Turquoise Ridge Total	61.50%	33	7.43	8.0	61.50%	46	5.74	8.6
NORTH AMERICA TOTAL		380	2.54	31		330	3.04	32

TOTAL		1,400	1.67	76		1,300	1.71	69

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	110	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mineral Reserves and Resources Endnotes
1.Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2022 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Richard Peattie, Africa and Middle East Mineral Resource Manager, Chad Yuhasz, Latin America & Asia Pacific Mineral Resource Manager and Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines and reviewed by Simon Bottoms, Barrick’s Mineral Resource Management and Evaluation Executive. For 2022, reserves have been estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral reserves for 2022 were calculated using Antofagasta guidance and an updated assumed copper price of US$3.30 per pound. The Zaldívar joint venture is operated by Antofagasta. Subsequent to the publication of Barrick’s press release of February 9, 2023, entitled “Focus on Tier One Assets Delivers Significant Increase in Resources and Reserves, Underpinning Industry-Leading Production Profile Growth” Antofagasta updated their assumed copper price for 2022 reserves from $3.10 per pound to $3.30 per pound, which does not change Barrick’s 2022 reserves and resources estimates for the joint venture as originally disclosed on February 9, 2023 and set forth in the tables above. For 2021, reserves were estimated based on an assumed gold price of US$1,200 per ounce, an assumed silver price of US$16.50 per ounce, and an assumed copper price of US$2.75 per pound and long-term average exchange rates of 1.30 CAD/US$., except at Zaldívar, where mineral reserves for 2021 were calculating using Antofagasta guidance and an assumed copper price of $3.10 per pound. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2022 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.
2.In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.
3.All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu lb are reported to the second significant digit.
4.Porgera mineral reserves and mineral resources are reported on a 24.5% interest basis, reflecting Barrick’s expected ownership interest following the implementation of the binding February 3, 2022 Commencement Agreement. The Commencement Agreement provides, among other things, for ownership of Porgera to be held in a new joint venture owned 51% by Papua New Guinea (“PNG”) stakeholders and 49% by Barrick Niugini Limited (“BNL”) or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and will retain operatorship of the mine under the terms of the Commencement Agreement. Efforts are ongoing to execute the remaining definitive agreements to implement the Commencement Agreement and finalize a timeline for the reopening of the Porgera mine and resumption of full mine operations. For additional information, see page 48 of Barrick’s Fourth Quarter and Year End Report 2022.
5.Cortez underground includes 21 million tonnes at 7.27g/t for 4.9 million ounces of probable reserves, 29 million tonnes at 6.49g/t for 6.1 million ounces of indicated resources and 15 million tonnes at 5.9g/t for 2.8 million ounces of inferred resources related to Goldrush. As noted in endnote 9, mineral resources are reported on an inclusive basis.
6.Reko Diq mineral resources are reported on a 50% interest basis, reflecting Barrick’s ownership interest following the completion of the transaction allowing for the reconstitution of the project on December 15, 2022. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders. Barrick is the operator of the project. For additional information, see page 9 of Barrick’s Fourth Quarter and Year End Report 2022.
7. 2022 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.
8.Mineral resources which are not mineral reserves do not have demonstrated economic viability.
9.Mineral resources are reported inclusive of mineral reserves.
10.All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.
11.All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.

BARRICK YEAR-END 2022	111	RESERVES AND RESOURCES